1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated March 30, 2010

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                    No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2010/03/30

Chunghwa Telecom Co., Ltd.

By:	/S/ SHU YEH
Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1	Press Release to Report Operating Results for 2009 Full Year

2	Press Release to Capital Reduction Plan for Year 2010

3	Financial Statements for the Years Ended December 31, 2009 and 2008 and Independent Auditors’ Report (Stand Alone)

4	Consolidated Financial Statements for the Years Ended December 31, 2009 and 2008 and Independent Auditors’ Report

Exhibit 1

Chunghwa Telecom Reports Operating Results for Fiscal Year 2009

Taipei, Taiwan, R.O.C. March 30, 2010 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”), today reported its operating results for the year ending December 31, 2009. All figures were presented on a consolidated basis and prepared in accordance with generally accepted accounting principles in the Republic of China (“ROC GAAP”).

(Comparisons, unless otherwise stated, are to the prior year period)

Financial Highlights for Full Year 2009:

•	Total consolidated revenue decreased by 1.6% to NT$198.4 billion

•	Mobile communications business revenue decreased by 2.6% to NT$86.5 billion; mobile value-added services (VAS) revenue increased by 20.5% to NT$8.45 billion

•	Internet business revenue increased by 2.7% to NT$23.7 billion; internet value-added services (VAS) revenue increased by 18.0% to NT$2.0 billion

•	Domestic fixed communications business revenue decreased by 2.2% to NT$71.5 billion

•	International fixed communications business revenue decreased by 4.3% to NT$15.2 billion

•	Total operating costs and expenses decreased by 0.8% to NT$142.0billion

•	Net income totaled NT$43.8 billion, representing a decrease of 2.8%

•	Basic earnings per share (EPS) decreased by 2.8% to NT$4.51

Financial Highlights for the Fourth Quarter of 2009:

•	Total consolidated revenue increased by 2.6% to NT$51.1 billion

•	Mobile communications business revenue increased by 1.6% to NT$21.9 billion

•	Internet business revenue increased by 9.5% to NT$6.4 billion

•	Domestic fixed communications business revenue decreased by 0.2% to NT$18.5 billion

•	International fixed communications business revenue decreased by 6.1% to NT$3.7 billion

•	Total operating costs and expenses decreased by 0.4% to NT$38.0 billion

•	Net income totaled NT$10.6 billion, representing an increase of 24.6%

•	Basic earnings per share (EPS) increased by 24.6% to NT$1.09

Dr. Shyue-Ching Lu, Chairman and Chief Executive Officer of Chunghwa Telecom said, “I am proud that we were able to sustain our overall market leadership and achieve solid results in 2009, despite the challenges brought on by a difficult economic climate, intense competition in the mobile services and broadband access markets and the tragic impact of Typhoon Morakot in Taiwan. We swiftly implemented cost controlling initiatives to address the weakened economic conditions, while also improving our value-added services, MOD/IPTV offering and key Enterprise solutions. Our firm commitment to investments in innovation has not wavered and, moving forward, we plan to continue enhance our VAS, accelerate our fiber deployment and further enrich our MOD/IPTV content in order to execute our growth plan.”

Revenue

Chunghwa’s total consolidated revenue for full year 2009 decreased by 1.6% year-over-year to NT$198.4 billion, of which 43.6% was from the mobile business, 11.9% was from the internet business, 36.0% was from the domestic fixed business, 7.7% was from the international fixed business and the remainder was from others. The primary reasons for the revenue decline were economic downturn and market competition.

For the mobile business, total revenue for 2009 amounted to NT$86.5 billion, representing a decline of 2.6% year-over-year. The decrease was mainly due to the average revenue per user (ARPU) decline resulting from the market competition and the overall economic environment. Furthermore, the decline in handset sales from the slow economic environment also contributed to the revenue decrease.

Chunghwa’s internet business revenue increased by 2.7% year-over-year to NT$23.7 billion in 2009, mainly attributable to the successful promotion for corporate solution and internet VAS revenue growth from internet security services, and on-line music service etc.

For 2009, domestic fixed revenue totaled NT$71.5 billion, representing a decrease of 2.2% year-over-year. Of this, local and DLD revenues decreased by 3.9% to NT$33.2 billion and 12.7% to NT$7.4 billion year-over-year, respectively. The decrease of local revenue was mainly due to the deteriorating economic environment, as well as mobile and VOIP substitution. The decrease of DLD revenue was a result of a mandated interconnection tariff decrease by the National Communication Commission (“NCC”) and the economic downturn.

Broadband revenue, including ADSL and FTTx, decreased slightly by 0.3% year-over-year to NT$19.9 billion. Although FTTx revenue increased as more ADSL subscribers migrated to fiber solutions, such an increase did not fully offset the ADSL revenue decrease that was the result of the migration to FTTx, market competition and the mandatory NCC tariff reduction.

International fixed revenue decreased by 4.3%, primarily because of the economic downturn, which resulted in the substitution of cost-saving services, such as VOIP, for traditional International Direct Dialing (IDD) services.

Finally, others revenue increased by 74.3% to NT$1.5 billion in 2009 compared to the same period of 2008.

For the fourth quarter of 2009, total revenue was NT$51.1 billion, representing a 2.6% increase from the same period of 2008. Of this amount, the mobile business contributed 42.9%, the internet business was 12.6%, the domestic fixed business was 36.2%, the international fixed business was 7.3%, and the remainder was from others.

Costs and expenses

Total operating costs and expenses for 2009 were NT$142.0 billion, a decrease of 0.8% compared to 2008. This decrease was mainly due to decrease in depreciation, material & maintenance expenses, as well as decline in cost of sales from Senao due to its decreased sales.

For the fourth quarter of 2009, total operating costs and expenses were NT$38.0 billion, a decrease of 0.4% compared to the fourth quarter of 2008. The decrease can largely be attributed to a decrease in material and maintenance expenses, as well as decreased depreciation expense.

Income Tax

Income tax expense for 2009 were NT$12.7 billion, representing a decrease of 8.3% compared to NT$13.9 billion for 2008. This decrease was mainly due to the decreased operating profit.

EBITDA and Net Income

EBITDA and operating profit for 2009 decreased by 4.2% to NT$92.7 billion and by 3.7% to NT$56.4 billion, respectively, primarily due to the revenue decline. The Company’s EBITDA margin and operating profit margin for 2009 were 46.7% and 28.4%, respectively, compared to a 48.0% EBITDA margin and a 29.0% operating profit margin, respectively, for 2008. Net income for 2009 decreased by 2.8% year-over-year to NT$43.8 billion. The primary reason for the net income decrease was the decline in revenue.

EBITDA and operating profit for the fourth quarter of 2009 increased by 4.4% to NT$22.1billion and by12.7% to NT$13.2 billion, respectively. The reasons for these increases were the overall revenue growth and the reduced operating costs and expenses. The EBITDA margin and operating profit margin for the fourth quarter of 2009 were 43.3% and 25.7%, respectively; both are up compared to 42.6% and 23.4%, respectively, for the fourth quarter of 2008.

Net income increased by 24.6% to NT$10.6 billion for the fourth quarter of 2009, primarily due to the NT$1.2 billion financial asset impairment recognized in the fourth quarter in 2008.

Capital Expenditures (“Capex”)

Total capex for 2009 amounted to NT$25.5 billion, a 15.4% decrease compared to that of 2008. The decrease of capex was owing to the economic downturn. Of the NT$25.5 billion capex figure, 62.3% was used for the domestic fixed communications business, 19.7% was for mobile business, 8.2% was for internet business, 5.1% was for international fixed communications business and the remainder was for other uses.

Cash Flow

Cash flow from operating activities for 2009 decreased by 15.9% to NT$77.3 billion compared to 2008. This was primarily because of the revenue decline, a NT$4.0 billion increased pension fund contributions due to the income tax rate adjustment in 2010, the NT$3.2 billion income tax refund received in 2008, the 2009 revenue decline as well as the change of other operating assets and liabilities.

For the fourth quarter of 2009, our net cash flow from operating activities decreased by 22.6% year-over-year to NT$27.8 billion. This was primarily because of the increased pension fund contributions as mentioned.

As of December 31, 2009, the Company’s cash and cash equivalents totaled NT$73.3 billion, a decrease of 9.9% year-over-year, primarily due to the capital reduction distribution to shareholders in March of 2009.

Businesses Performance Highlights:

Broadband/ HiNet Business

•

Total broadband subscribers were 4.3 million as of December 31, 2009. Chunghwa made important progress over the course of 2009: There was a strong growth in FTTx subscriptions, with 568,000 net additions bringing the total to 1.64 million subscribers. ADSL subscribers decreased by 575,000 to 2.67 million. By the end of 2009, the number of ADSL and FTTx subscriptions with a service speed greater than 8 Mbps reached 2.0 million, representing 46.8% of total broadband subscribers, compared to 36.9% at the end of 2008.

•	HiNet subscribers totaled 4.07 million at the end of 2009, which were 35,000 less year over year.

Mobile Business

•	As of December 31, 2009, Chunghwa had 9.27 million mobile subscribers, an increase of 3.6% compare to 8.95 million at the end of 2008.

•	Chunghwa had 1.17 million net additions to its 3G subscriber base during 2009, recording a 32.9% year-over-year growth, bringing the total to 4.73 million as of December 31, 2009.

•	Mobile VAS revenue for 2009 was up 20.5% year-over-year to NT$84.5 billion, of which SMS revenue was up 12.3% year-over-year and mobile Internet revenue was up 54.3% year-over-year.

Domestic/International Fixed-line Businesses

•	As of the end of 2009, the Company maintained its leading fixed-line market position, with fixed-line subscribers totaling 12.45 million.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at www.cht.com.tw/ir/filedownload.

Note Concerning Forward-looking Statements

Please be advised that Chunghwa’s 2009 full year annual report including the complete U.S. GAAP reconciled financial statements and footnotes will be part of the Form 20-F to be filed to U.S. SEC. This Form 20-F, or the 2009 full year annual report, will be available at the U.S. SEC and on Chunghwa’s website no later than June 30, 2010.

Except for statements in respect of historical matters, the statements made in this press release contain “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Chunghwa to be materially different from what may be implied by such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, among other things: extensive regulation of telecom industry; the intensely competitive telecom industry; our relationship with our labor union; general economic and political conditions, including those related to the telecom industry; possible disruptions in commercial activities caused by natural and human induced events and disasters, including terrorist activity, armed conflict and highly contagious diseases, such as SARS; and those risks identified in the section entitled “Risk Factors” in Chunghwa’s annual reports on Form F-20 filed with the SEC.

The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and we undertake no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed-line, mobile and Internet and data services to residential and business customers in Taiwan.

Contact:	Fu-fu Shen
Phone:	+886 2 2344 5488
Email:	chtir@cht.com.tw

Exhibit 2

Chunghwa Telecom Announces NT$19.3 billion

Capital Reduction Plan for Year 2010

Taipei, Taiwan, R.O.C. March 30, 2010 - Chunghwa Telecom Co., Ltd (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today announced that its Board of Directors has approved a 20% of capital reduction from Chunghwa’s existing outstanding common stock, equivalent to approximately NT$19.39 billion for fiscal year 2010. As a result of this capital reduction, the Company will cancel 1,939,361,636 outstanding common shares by exchanging one existing common share for 0.8 new shares while distributing NT$2 per share to its shareholders. All related procedures and timetables will be announced following shareholder approval of this proposal at the Annual General Meeting scheduled to be held on June 18, 2010.

Shu Yeh, Chief Financial Officer of Chunghwa, commented, “We are very pleased that the Board has approved this round of capital reduction, the fourth year we are returning cash to our shareholders via capital reduction plan. The key reasons for conducting the capital reduction via Chunghwa’s outstanding common stock this year are to reduce the Company’s cost of capital, to effectively improve return on equity (ROE), and to continue our commitment in delivering value to our shareholders.”

Changes in outstanding common shares:

Current outstanding common shares	9,696,808,181
Common shares to be cancelled via capital reduction	(1,939,361,636)
Outstanding common shares after capital reduction	7,757,446,545

*	1 ADS =10 shares

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is the leading telecom service provider in Taiwan. Chunghwa Telecom provides fixed line, mobile and Internet and data services to residential and business customers in Taiwan.

For inquiries:

Fu-fu Shen

Investor Relations

+886 2 2344 5488

chtir@cht.com.tw

Exhibit 3

Chunghwa Telecom Co., Ltd.
Financial Statements for the
Years Ended December 31, 2009 and 2008 and
Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of December 31, 2009 and 2008, and the related statements of income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to first paragraph present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the financial statements on January 1, 2008, the Company adopted Interpretation 96-052 issued by the Accounting and Research Development Foundation of the Republic of China that requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings. The Company early adopted the new Statements of Financial Accounting Standards No. 41, “Operating Segments” (“SFAS No. 41”) beginning from September 1, 2009.

We have also audited the consolidated financial statements of the Company and its subsidiaries as of and for the years ended December 31, 2009 and 2008, and have expressed a modified unqualified opinion on those consolidated financial statements.

March 10, 2010

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

DECEMBER 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

	2009		2008
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$68,393,379	15	$77,137,903	17
Financial assets at fair value through profit or loss (Notes 2 and 5)	6,677	—	258,076	—
Available-for-sale financial assets (Notes 2 and 6)	16,684,380	4	14,161,391	3
Held-to-maturity financial assets (Notes 2 and 7)	1,099,595	—	769,435	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $2,774,868 thousand in 2009 and $2,992,143 thousand in 2008 (Notes 2 and 8)	11,065,325	3	10,190,150	2
Receivables from related parties (Notes 2 and 24)	383,218	—	343,016	—
Other monetary assets (Note 9)	1,771,949	—	2,187,324	1
Inventories, net (Notes 2, 3 and 10)	1,186,522	—	992,609	—
Deferred income tax assets (Notes 2 and 21)	60,700	—	64,211	—
Other current assets (Note 11)	3,916,850	1	4,182,658	1

Total current assets	104,568,595	23	110,286,773	24

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	10,170,504	2	8,691,154	2
Financial assets carried at cost (Notes 2 and 13)	2,226,048	1	2,521,907	—
Held-to-maturity financial assets (Notes 2 and 7)	3,929,662	1	3,044,102	1
Other monetary assets (Notes 14 and 25)	1,000,000	—	1,000,000	—

Total long-term investments	17,326,214	4	15,257,163	3

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15 and 24)
Cost
Land	101,266,026	23	101,259,221	22
Land improvements	1,535,066	—	1,494,398	—
Buildings	62,669,377	14	62,612,157	14
Computer equipment	15,636,520	4	15,751,162	3
Telecommunications equipment	654,609,330	148	648,805,525	141
Transportation equipment	2,111,872	—	2,404,125	1
Miscellaneous equipment	7,062,450	2	7,247,977	2

Total cost	844,890,641	191	839,574,565	183
Revaluation increment on land	5,800,909	1	5,810,650	1

	850,691,550	192	845,385,215	184
Less: Accumulated depreciation	555,893,816	126	540,010,369	117

	294,797,734	66	305,374,846	67
Construction in progress and advances related to acquisition of equipment	15,715,083	4	15,989,495	3

Property, plant and equipment, net	310,512,817	70	321,364,341	70

INTANGIBLE ASSETS (Note 2)
3G concession	6,737,479	2	7,486,088	2
Others	418,080	—	407,028	—

Total intangible assets	7,155,559	2	7,893,116	2

OTHER ASSETS
Idle assets (Note 2)	926,277	—	927,076	—
Refundable deposits	1,408,706	1	1,282,539	—
Deferred income tax assets (Notes 2 and 21)	398,423	—	1,487,685	1
Others (Note 24)	863,212	—	769,978	—

Total other assets	3,596,618	1	4,467,278	1

TOTAL	$443,159,803	100	$459,268,671	100

	2009		2008
	Amount	%	Amount	%
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	$—	—	$106,896	—
Trade notes and accounts payable	8,346,932	2	9,349,489	2
Payables to related parties (Note 24)	1,875,717	—	2,236,919	1
Income tax payable (Notes 2 and 21)	4,157,986	1	5,433,630	1
Accrued expenses (Notes 3 and 16)	16,500,060	4	15,680,602	4
Due to stockholders for capital reduction (Note 18)	9,696,808	2	19,115,554	4
Other current liabilities (Notes 17 and 26)	15,933,025	4	15,446,581	3

Total current liabilities	56,510,528	13	67,369,671	15

DEFERRED INCOME	2,483,764	—	2,072,297	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 23)	1,207,957	—	5,164,388	1
Customers’ deposits	5,940,403	2	6,098,605	2
Deferred credits - profit on intercompany transactions (Note 24)	1,485,916	—	1,485,916	—
Others	225,114	—	426,387	—

Total other liabilities	8,859,390	2	13,175,296	3

Total liabilities	67,948,668	15	82,712,250	18

STOCKHOLDERS’ EQUITY (Notes 2, 15, 18 and 19)
Common stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 9,696,808 thousand shares	96,968,082	22	96,968,082	21

Preferred stock - $10 par value	—	—	—	—

Additional paid-in capital
Capital surplus	169,496,289	38	179,193,097	39
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	304	—	3	—

Total additional paid-in capital	169,509,763	38	179,206,270	39

Retained earnings
Legal reserve	56,987,241	13	52,859,566	11
Special reserve	2,675,894	1	2,675,894	1
Unappropriated earnings	43,749,962	10	41,276,274	9

Total retained earnings	103,413,097	24	96,811,734	21

Other adjustments
Cumulative translation adjustments	7,626	—	29,474	—
Unrecognized net loss of pension	(43,750)	—	(84)	—
Unrealized gain (loss) on financial instruments	(447,129)	—	(2,272,242)	—
Unrealized revaluation increment	5,803,446	1	5,813,187	1

Total other adjustments	5,320,193	1	3,570,335	1

Total stockholders’ equity	375,211,135	85	376,556,421	82

TOTAL	$443,159,803	100	$459,268,671	100

The accompanying notes are an integral part of the financial statements. (With Deloitte & Touche audit report dated March 10, 2010)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

	2009		2008
	Amount	%	Amount	%

NET REVENUES (Note 24)	$184,040,272	100	$186,780,650	100

OPERATING COSTS (Note 24)	97,229,277	53	95,812,214	52

GROSS PROFIT	86,810,995	47	90,968,436	48

OPERATING EXPENSES (Note 24)
Marketing	25,210,891	13	27,306,113	14
General and administrative	3,303,370	2	3,345,977	2
Research and development	3,155,752	2	3,151,789	2

Total operating expenses	31,670,013	17	33,803,879	18

INCOME FROM OPERATIONS	55,140,982	30	57,164,557	30

NON-OPERATING INCOME AND GAINS
Interest income	454,464	—	1,866,875	1
Equity in earnings of equity method investees, net	281,340	—	362,314	—
Valuation gain on financial instruments, net	100,688	—	550,649	1
Foreign exchange gain, net	87,597	—	329,408	—
Gain on disposal of property, plant and equipment, net	5,147	—	—	—
Others	646,593	1	397,631	—

Total non-operating income and gains	1,575,829	1	3,506,877	2

NON-OPERATING EXPENSES AND LOSSES
Loss on disposal of financial instruments, net	194,133	—	660,331	—
Loss arising from natural calamities	148,747	—	—	—
Impairment loss on assets	95,349	—	1,164,105	1
Interest expense	2,776	—	404	—
Loss on disposal of property, plant and equipment, net	—	—	276,710	—
Others	112,385	—	97,019	—

Total non-operating expenses and losses	553,390	—	2,198,569	1

INCOME BEFORE INCOME TAX	56,163,421	31	58,472,865	31

INCOME TAX EXPENSE (Notes 2 and 21)	12,405,995	7	13,462,523	7

NET INCOME	$43,757,426	24	$45,010,342	24

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

	2009		2008
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income

EARNINGS PER SHARE (Notes 2 and 22)
Basic earnings per share	$5.79	$4.51	$6.03	$4.64

Diluted earnings per share	$5.77	$4.50	$6.02	$4.63

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 10, 2010)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars Except Dividend Per Share Data)

	Common Stock		Preferred Stock		Additional Paid-in Capital	Retained Earnings
	Shares (Thousands)	Amount	Shares (Thousands)	Amount		Legal Reserve	Special Reserve	Unappropriated Earnings

BALANCE, JANUARY 1, 2008	9,667,845	$96,678,451	—	$—	$200,605,563	$48,036,210	$2,678,723	$48,317,617

Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	—	—	—	—	—

Appropriations of 2007 earnings
Legal reserve	—	—	—	—	—	4,823,356	—	(4,823,356)
Reversal of special reserve	—	—	—	—	—	—	(3,304)	3,304
Cash dividend - NT$4.26 per share	—	—	—	—	—	—	—	(40,716,130)
Stock dividend - NT$0.1 per share	95,578	955,778	—	—	—	—	—	(955,778)
Employees’ bonus - cash	—	—	—	—	—	—	—	(1,303,605)
Employees’ bonus - stock	43,453	434,535	—	—	—	—	—	(434,535)
Remuneration to board of directors and supervisors	—	—	—	—	—	—	—	(43,454)

Capital surplus transferred to common stock	1,911,555	19,115,554	—	—	(19,115,554)	—	—	—

Capital reduction (Note 18)	(1,911,555)	(19,115,554)	—	—	—	—	—	—

Net income in 2008	—	—	—	—	—	—	—	45,010,342

Unrealized loss on financial instruments held by investees	—	—	—	—	—	—	—	—

Equity adjustments in investees	—	—	—	—	—	—	—	(54,583)

Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—

Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	—

Special reserve for gain arising from disposal of land	—	—	—	—	—	—	475	(475)

Cancellation of treasury stock - 110,068 thousand common shares (Notes 2 and 19)	(110,068)	(1,100,682)	—	—	(2,283,739)	—	—	(3,723,073)

Unrealized loss on financial instruments	—	—	—	—	—	—	—	—

BALANCE, DECEMBER 31, 2008	9,696,808	96,968,082	—	—	179,206,270	52,859,566	2,675,894	41,276,274

Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	—	—	—	—	—

Appropriations of 2008 earnings
Legal reserve	—	—	—	—	—	4,127,675	—	(4,127,675)
Cash dividend - NT$3.83 per share	—	—	—	—	—	—	—	(37,138,775)

Cancellation of preferred stock (Note 18)	—	—	—	—	—	—	—	—

Capital surplus transferred to common stock	969,680	9,696,808	—	—	(9,696,808)	—	—	—

Capital reduction (Note 18)	(969,680)	(9,696,808)	—	—	—	—	—	—

Net income in 2009	—	—	—	—	—	—	—	43,757,426

Unrealized gain on financial instruments held by investees	—	—	—	—	—	—	—	—

Equity adjustments in investees	—	—	—	—	301	—	—	(17,288)

Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—

Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	—

Unrealized gain on financial instruments	—	—	—	—	—	—	—	—

BALANCE, DECEMBER 31, 2009	9,696,808	$96,968,082	—	$—	$169,509,763	$56,987,241	$2,675,894	$43,749,962

	Other Adjustments
	Cumulative Translation Adjustments	Unrecognized Net Loss of Pension	Unrealized Gain (Loss) on Financial Instruments	Unrealized Revaluation Increment	Treasury Stock	Total Stockholders’ Equity

BALANCE, JANUARY 1, 2008	$(1,980)	$(90)	$37,508	$5,823,200	$(7,107,494)	$395,067,708

Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	(10,013)	—	(10,013)

Appropriations of 2007 earnings
Legal reserve	—	—	—	—	—	—
Reversal of special reserve	—	—	—	—	—	—
Cash dividend - NT$4.26 per share	—	—	—	—	—	(40,716,130)
Stock dividend - NT$0.1 per share	—	—	—	—	—	—
Employees’ bonus - cash	—	—	—	—	—	(1,303,605)
Employees’ bonus - stock	—	—	—	—	—	—
Remuneration to board of directors and supervisors	—	—	—	—	—	(43,454)

Capital surplus transferred to common stock	—	—	—	—	—	—

Capital reduction (Note 18)	—	—	—	—	—	(19,115,554)

Net income in 2008	—	—	—	—	—	45,010,342

Unrealized loss on financial instruments held by investees	—	—	(18,613)	—	—	(18,613)

Equity adjustments in investees	—	—	—	—	—	(54,583)

Cumulative translation adjustment for foreign-currency investments held by investees	31,454	—	—	—	—	31,454

Defined benefit pension plan adjustments of investees	—	6	—	—	—	6

Special reserve for gain arising from disposal of land	—	—	—	—	—	—

Cancellation of treasury stock - 110,068 thousand common shares (Notes 2 and 19)	—	—	—	—	7,107,494	—

Unrealized loss on financial instruments	—	—	(2,291,137)	—	—	(2,291,137)

BALANCE, DECEMBER 31, 2008	29,474	(84)	(2,272,242)	5,813,187	—	376,556,421

Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	(9,741)	—	(9,741)

Appropriations of 2008 earnings
Legal reserve	—	—	—	—	—	—
Cash dividend - NT$3.83 per share	—	—	—	—	—	(37,138,775)

Cancellation of preferred stock (Note 18)	—	—	—	—	—	—

Capital surplus transferred to common stock	—	—	—	—	—	—

Capital reduction (Note 18)	—	—	—	—	—	(9,696,808)

Net income in 2009	—	—	—	—	—	43,757,426

Unrealized gain on financial instruments held by investees	—	—	36,011	—	—	36,011

Equity adjustments in investees	—	—	—	—	—	(16,987)

Cumulative translation adjustment for foreign-currency investments held by investees	(21,848)	—	—	—	—	(21,848)

Defined benefit pension plan adjustments of investees	—	(43,666)	—	—	—	(43,666)

Unrealized gain on financial instruments	—	—	1,789,102	—	—	1,789,102

BALANCE, DECEMBER 31, 2009	$7,626	$(43,750)	$(447,129)	$5,803,446	$—	$375,211,135

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 10, 2010)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

	2009	2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$43,757,426	$45,010,342
Impairment loss on assets	95,349	1,164,105
Provision for doubtful accounts	454,402	503,753
Depreciation and amortization	35,972,878	37,968,938
Amortization of premium of financial assets	15,295	3,258
Loss on disposal of financial instruments, net	194,133	660,331
Valuation gain on financial instruments, net	(100,688)	(550,649)
Valuation loss on inventory	11,550	23,320
Loss (gain) on disposal of property, plant and equipment, net	(5,147)	276,710
Loss arising from natural calamities	148,747	—
Equity in earnings of equity method investees, net	(281,340)	(362,314)
Dividends received from equity investees	393,115	435,285
Deferred income taxes	1,092,773	(178,971)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	215,658	(207,463)
Trade notes and accounts receivable	(1,322,076)	(218,461)
Receivables from related parties	(40,202)	(131,390)
Other monetary assets	371,339	4,860,343
Inventories	(205,463)	(254,588)
Other current assets	601,970	(1,010,310)
Increase (decrease) in:
Trade notes and accounts payable	(1,338,719)	(454,187)
Payables to related parties	(324,270)	553,070
Income tax payable	(1,275,644)	(1,526,874)
Accrued expenses	819,458	723,521
Other current liabilities	501,273	650,762
Deferred income	411,467	567,147
Accrued pension liabilities	(3,956,431)	1,252,424

Net cash provided by operating activities	76,206,853	89,758,102

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(8,617,262)	(7,271,995)
Proceeds from disposal of available-for-sale financial assets	7,642,345	6,639,849
Acquisition of held-to-maturity financial assets	(2,099,875)	(3,326,951)
Proceeds from disposal of held-to-maturity financial assets	868,860	659,605
Acquisition of financial assets carried at cost	—	(485,859)
Proceeds from disposal of financial assets carried at cost	285,859	354,933
Acquisition of investments accounted for using equity method	(1,637,615)	(4,461,562)
Proceeds from disposal of long-term investments	—	44,047
Acquisition of property, plant and equipment	(24,344,334)	(29,660,351)
Proceeds from disposal of property, plant and equipment	64,599	2,642,439

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

	2009	2008

Increase in intangible assets	$(233,471)	$(258,290)
Increase in other assets	(329,770)	(331,620)

Net cash used in investing activities	(28,400,664)	(35,455,755)

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in customers’ deposits	(95,111)	(160,733)
Decrease in other liabilities	(201,273)	(135,309)
Cash dividends paid	(37,138,775)	(40,716,130)
Remuneration to board of directors and supervisors and bonus to employees	—	(1,347,059)
Capital reduction	(19,115,554)	(9,557,777)

Net cash used in financing activities	(56,550,713)	(51,917,008)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(8,744,524)	2,385,339

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	77,137,903	74,752,564

CASH AND CASH EQUIVALENTS, END OF YEAR	$68,393,379	$77,137,903

SUPPLEMENTAL INFORMATION
Interest paid	$37	$404

Income tax paid	$12,588,866	$15,168,368

NON-CASH FINANCING ACTIVITIES
Reclassification from common capital stock to due to stockholders for capital reduction	$9,696,808	$19,115,554

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$24,257,098	$30,493,115
Payables to suppliers	87,236	(832,764)

	$24,344,334	$29,660,351

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

The acquisition of InfoExplorer Co., Ltd. (“IFE”) was made on January 20, 2009. The following table presents the allocation of acquisition costs of IFE to assets acquired and liabilities assumed based on their fair values on the basis of the final data on May 7, 2009:

Cash and cash equivalents	$457,990
Receivables	13,479
Other current assets	14,792
Property, plant, and equipment	40,221
Identifiable intangible assets	53,001
Refundable deposits	2,468
Other assets	2,338
Payables	(83,319)
Income tax payable	(246)
Other current liabilities	(153)

Total	500,571
Percentage of ownership	49.07%

245,630
Goodwill	37,870

Acquisition costs of acquired subsidiary (cash prepaid for long-term investments in December 2008)	$283,500

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

The acquisition of additional interest of Chunghwa Investment Co., Ltd. (“CHI”) and its subsidiaries was made on September 9, 2009. The following table presents the allocation of acquisition costs of Chunghwa Investment Co., Ltd. and its subsidiaries to assets acquired and liabilities assumed based on their fair values on the basis of the final data performed:

Cash and cash equivalents	$913,593
Financial assets at fair value through profit or loss	51,357
Available-for-sale financial assets	568,377
Trade notes and accounts receivable	76,258
Inventories	60,040
Other current assets	19,429
Investments accounted for using equity method	57,339
Financial assets carried at cost	155,714
Property, plant, and equipment	90,278
Identifiable intangible assets	33,662
Other assets	22,462
Trade notes and accounts payable	(33,665)
Accrued expenses	(16,496)
Income tax payable	(1,289)
Short-term loans	(20,000)
Long-term loans	(24,238)
Other liabilities	(1,115)

Subtotal	1,951,706
Minority interests	(100,071)

Total	1,851,635
Percentage of additional ownership	40%

740,654
Goodwill	18,055

Acquisition costs of acquired subsidiary paid in cash	$758,709

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated March 10, 2010)	(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (“GSM”) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

As of December 31, 2009 and 2008, the Company had 24,668 and 24,551 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law, Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of financial statements requires management to make reasonable estimates and assumptions on allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses paid to employees, directors and supervisors, pension plans and income tax which are inherently uncertain. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from balance sheet date. Current liabilities are obligations expected to be settled within one year from balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

Cash Equivalents

Cash equivalents is commercial paper with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and those designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company loses control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset, when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition which are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

The costs of providing services are recognized as incurred. Incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract are recognized in marketing expenses as incurred.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

An allowance for doubtful receivables is provided based on a review of the collectibility of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable as well as historical collection experience.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted- average method.

Investments Accounted for Using Equity Method

Investments in companies where in the Company exercises significant influence over the operating and financial policy decisions are accounted for using the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein Chunghwa exercises significant influence over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values cannot be reliably measured such as non-publicly traded stocks are measured at their original cost. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance is recognized as a loss in earnings. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 10 to 60 years; computer equipment - 6 to 10 years; telecommunications equipment - 6 to 15 years; transportation equipment - 5 to 10 years; and miscellaneous equipment - 3 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost and accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G Concession, computer software and patents.

The 3G Concession is valid through December 31, 2018. The 3G Concession is amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 3-20 years.

The Company adopted the Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be expensed as incurred. Development costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For defined benefit pension plans, net periodic pension benefit cost is recorded in the statement of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs, amortization of pension gains (losses) and curtailment or settlement gains (losses).

The Company recognizes into income, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets, defined as the “corridor”. Amounts inside this 10% corridor are amortized over the average remaining service life of active plan participants. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the plans. Differences between the expected and actual returns on plan assets and changes in interest rate, which affect the discount rate used to value projected plan obligations, can have a significant impact on the calculation of pension net gains and losses from year to year.

The curtailments and settlement gains (losses) resulted from the Chunghwa’s early retirement programs. Curtailment/settlement gains or losses are equal to the changes of underfunded status plus the a pro rata portion of the unrecognized prior service cost, unrecognized net gains (losses), and unrecognized transition obligations/assets, before the settlement/curtailment event multiplied by the percentage reduction in projected benefit obligation.

The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels.

The carrying amount of accrued pension liability should be the sum of the following amounts: (a) projected benefit obligation as of balance sheet date, (b) minus (plus) unamortized actuarial loss (gain), (c) minus unamortized prior service cost, and (d) minus the fair value of plan assets. If the amount determined by above calculation is negative, it is viewed as prepaid pension cost. The prepaid pension cost is measured at the lower of: (a) the amount determined above, and (b) the sum of the following amounts: (i) unamortized actuarial loss, (ii) unamortized prior service cost, and (iii) the present value of refunds from the plan or reductions in future contributions to the plan.

The measurement of benefit obligations and net periodic cost (income) is based on estimates and assumptions approved by the company’s management such as compensation, age and seniority, as well as certain assumptions, including estimates of discount rates, expected return on plan assets and rate of compensation increases.

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract.

Treasury Stock

Treasury stock is recorded at cost and shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the treasury stock account is reduced and the common stock and capital surplus are reversed on a pro rata basis. If capital surplus is not sufficient for debiting purposes, the difference is charged to retained earnings.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign equity investees are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at year-end; stockholders’ equity - historical rates, income and expenses - average rates during the year. The resulting translation adjustments are recorded as a separate component of stockholders’ equity.

Hedge Accounting

A hedging relationship qualifies for hedge accounting only if, all of the following conditions are met: (a) at the inception of the hedge, there is formal documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge; (b) the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk, consistently with the risk management strategy documented for that particular hedging relationship; (c) the effectiveness of the hedge can be reliably measured; (d) the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.

The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in earnings.

The hedging items that do not meet the criteria for hedge accounting were classified as financial assets or financial liabilities at fair value through profit or loss.

3.	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

The Company early adopted the Statement of Financial Accounting Standards No. 41 “Operating Segments” (“SFAS No. 41”) starting from September 1, 2009. This Statement supersedes the Statement of Financial accounting Standards No. 20 “Segment Reporting”. For comparative purpose, the segment information for the year ended December 31, 2008 was presented in accordance with SFAS No. 41.

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories,” (“SFAS No. 10”) beginning from January 1, 2009, which requires inventories to be stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. The inventory-related incomes and expenses shall be classified as operating cost. The adoption of the revised SFAS No. 10 does not have significant impact on the Company’s net income and basic earnings per share (after income tax) for the year ended December 31, 2009. The Company reclassified non-operating losses of $23,320 thousand to operating costs for the year ended December 31, 2008.

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008.

4.	CASH AND CASH EQUIVALENTS

	December 31
	2009	2008
Cash
Cash on hand	$88,089	$91,441
Bank deposits	4,455,444	10,207,252
Negotiable certificate of deposit, annual yield rate - ranging from 0.25%- 0.37% and 0.31%-2.45% for 2009 and 2008, respectively	63,350,000	48,485,481

	67,893,533	58,784,174

Cash equivalents
Commercial paper, annual yield rate - ranging from 0.19% and 0.70%-1.55% for 2009 and 2008, respectively	499,846	18,353,729

	$68,393,379	$77,137,903

As of December 31, 2009 and 2008, foreign deposits in bank were as following:

	December 31
	2009	2008

United States of America - New York (US$402 thousand and US$65,389 thousand for 2009 and 2008, respectively)	$12,880	$2,148,690
Hong Kong (US$30,572 thousand, EUR247 thousand, JPY27,844 thousand and GBP270 thousand for 2008)	—	1,039,021

	$12,880	$3,187,711

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2009	2008
Derivatives - financial assets
Currency swap contracts	$6,677	$—
Index future contracts	—	242,868
Forward exchange contracts	—	15,208

	$6,677	$258,076

Derivatives - financial liabilities
Forward exchange contracts	$—	$95,515
Index future contracts	—	11,381

	$—	$106,896

Chunghwa entered into investment management agreements with well-known financial institutions (fund managers) to manage its investment portfolios in 2006. The investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. Chunghwa terminated the investment management agreements on March 2, 2009 and asked fund managers to dispose all the investment portfolios. The fund managers had disposed all investment portfolios before June 23, 2009 and returned the proceeds to Chunghwa.

Chunghwa entered into currency swap contracts, forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts and forward exchange contracts on December 31, 2009 and 2008 were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)
December 31, 2009

Currency swap contracts	USD/NTD	2010.01-04		USD45,000/NTD1,448,160

December 31, 2008

Forward exchange contracts - sell	EUR/USD	2009.01	EUR	4,240
	JPY/USD	2009.01	JPY	446,200
	GBP/USD	2009.01	GBP	1,880
	USD/NTD	2009.01	USD	96,000
	USD/JPY	2009.01	USD	1,544
	USD/EUR	2009.01	USD	777
	USD/GBP	2009.01	USD	124

The Company did not have any outstanding index future contracts on December 31, 2009.

Outstanding index future contracts on December 31, 2008 were as follows:

	Maturity Date	Units	Contract Amount (In Thousands)
December 31, 2008

AMSTERDAM IDX FUT	2009.01	13	EUR	642
CAC40 10 EURO FUT	2009.01	14	EUR	451
DAX INDEX FUTURE	2009.03	3	EUR	356
IBEX 35 INDX FUTR	2009.01	7	EUR	633
MINI S&P/MIB FUT	2009.03	37	EUR	712
FTSE 100 IDX FUT	2009.03	19	GBP	815
TOPIX INDEX FUTURE	2009.03	35	JPY	283,990
S&P 500 FUTURE	2009.03	16	USD	3,541
S&P 500 EMINI FUTURE	2009.03	53	USD	2,346

As of December 31, 2008, the deposits paid for index future contracts were $242,768 thousand.

In September 2007, Chunghwa entered into a 10-year, foreign currency derivative contract with Goldman Sachs Group Inc. (“Goldman”) and valuations were made biweekly starting from September 20, 2007 which were 260 valuation periods totally. Under the terms of the contract, if the NT dollar/US dollar exchange rate was less than NT$31.50 per US dollar at any two consecutive bi-weekly valuation dates during the valuation period starting from October 4, 2007 to September 5, 2017, Chunghwa was required to make a cash payment to Goldman. The settlement amount was determined by the difference between the applicable exchange rates and the base amount of US$4,000 thousand. Conversely, if the NT dollar/US dollar exchange rate was above NT$31.50 per US dollar using the same valuation methodology, Goldman would have a settlement obligation to Chunghwa determined using a base amount of US$2,000 thousand. Further, if the exchange rate was at or above NT$32.70 per US dollar starting from December 12, 2007 at any time, the contract would be terminated at that time. In accordance with the terms of the contract, Chunghwa deposited US$3,000 thousand with Goldman with annual yield rate of 8%. On October 21, 2008, the exchange rate was above NT$32.70 per US dollar, so the contract was terminated at that time.

Net gain arising from financial assets and liabilities at fair value through profit or loss for the years ended December 31, 2009 and 2008 were $71,155 thousand (including realized settlement loss of $27,110 thousand and valuation gain of $98,265 thousand, respectively) and $477,792 thousand (including realized settlement loss of $46,210 thousand and valuation gain of $524,002 thousand, respectively).

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2009	2008

Open-end mutual funds	$16,325,016	$13,420,645
Domestic listed stocks	257,242	—
Real estate investment trust fund	102,122	194,226
Foreign listed stocks	—	546,520

	$16,684,380	$14,161,391

For the years ended December 31, 2009 and 2008, movements of unrealized gain or loss on financial instruments were as follows:

	Year Ended December 31
	2009	2008

Balance, beginning of year	$(2,255,905)	$35,232
Recognized in stockholders’ equity	1,658,615	(3,174,015)
Transferred to profit or loss	130,487	882,878

Balance, end of year	$(466,803)	$(2,255,905)

Global economic and financial circumstances have significantly changed. As a result, Chunghwa determined that the impairment losses of available for sale financial assets is other-than-temporary in nature, and recorded impairment losses of $85,349 thousand and $1,139,105 thousand for the years ended December 31, 2009 and 2008, respectively.

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2009	2008
Corporate bonds, nominal interest rate ranging from 0.764%-4.75% and 1.93%-2.95% for 2009 and 2008, respectively; effective interest rate ranging from 0.45%-2.95% and 1.8%-2.95% for 2009 and 2008, respectively	$4,531,699	$2,635,172
Bank debentures, nominal interest rate ranging from 1.865%-2.11% and 2.11%-3.85% for 2009 and 2008, respectively; effective interest rate ranging from 1.14%-2.9% and 2.33%-2.9% for 2009 and 2008, respectively	497,558	1,137,005
Collateralized loan obligation, nominal and effective interest rate was 2.175% for 2008	—	41,360

	5,029,257	3,813,537
Less: Current portion	1,099,595	769,435

	$3,929,662	$3,044,102

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Year Ended December 31
	2009	2008

Balance, beginning of year	$2,992,143	$3,290,123
Provision for doubtful accounts	446,901	499,113
Accounts receivable written off	(664,176)	(797,093)

Balance, end of year	$2,774,868	$2,992,143

9.	OTHER MONETARY ASSETS - CURRENT

	December 31
	2009	2008

Accrued custodial receipts from other carriers	$432,569	$484,224
Other receivables	1,339,380	1,703,100

	$1,771,949	$2,187,324

10.	INVENTORIES, NET

	December 31
	2009	2008

Work in process	$646,908	$283,739
Merchandise	539,614	708,870

	$1,186,522	$992,609

The operating costs related to inventories were NT$6,983,989 thousand (including the valuation loss on inventories of NT$11,550 thousand), and NT$4,191,228 thousand (including the valuation loss on inventories of NT$23,320 thousand) for the years ended December 31, 2009 and 2008, respectively.

11.	OTHER CURRENT ASSETS

	December 31
	2009	2008

Spare parts	$2,348,894	$2,511,153
Prepaid rents	804,687	840,889
Prepaid expenses	562,207	597,148
Miscellaneous	201,062	233,468

	$3,916,850	$4,182,658

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2009		2008
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- Ship
Listed
Senao International Co., Ltd. (“SENAO”)	$1,331,859	29	$1,331,443	29

Non-listed
Light Era Development Co., Ltd. (“LED”)	2,926,677	100	2,976,434	100
Chunghwa Investment Co., Ltd. (“CHI”)	1,651,391	89	829,716	49
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	1,407,519	100	791,161	100
Chunghwa System Integration Co., Ltd. (“CHSI”)	706,932	100	747,104	100
CHIEF Telecom Inc. (“CHIEF”)	447,647	69	427,848	69
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	427,810	40	593,441	40
InfoExplorer Co., Ltd. (“IFE”)	276,472	49	—	—
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	269,924	30	95,836	33
Donghwa Telecom Co., Ltd. (“DHT”)	230,528	100	221,537	100
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	171,986	100	110,545	100
Skysoft Co., Ltd. (“SKYSOFT”)	89,913	30	84,992	30
KingWay Technology Co., Ltd. (“KWT”)	69,913	33	77,222	33
Chunghwa Telecom Global, Inc. (“CHTG”)	63,752	100	71,097	100
Spring House Entertainment Inc. (“SHE”)	57,095	56	45,113	56
So-Net Entertainment Taiwan (“So-net”)	30,920	30	—	—
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	10,166	100	4,165	100
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	—	100	—	100
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	—	100	—	100

	8,838,645		7,076,211

Prepayments for long-term investments - InfoExplorer Co., Ltd. (“IFE”)	—	—	283,500	—

	8,838,645		7,359,711

	$10,170,504		$8,691,154

On March 27, 2009, the board of directors of Chunghwa resolved to purchase 48,000 thousand common shares of Senao International Co., Ltd. (“SENAO”) through SENAO’s private placement. However, Chunghwa and SENAO did not complete the required procedures within the legal payment period; therefore, Chunghwa and SENAO decided to discontinue the private placement. SENAO engages mainly in selling and maintaining mobile phone and its peripheral products.

Chunghwa established 100% shares of Light Era Development Co., Ltd. (“LED”) by prepaying $3,000,000 thousand in January 2008. LED completed its incorporation on February 12, 2008. LED engages mainly in development of property for rent and sale.

Chunghwa invested in Chunghwa Investment Co., Ltd. (“CHI”) in September 2009 for $758,709 thousand. Chunghwa increased its ownership interest in CHI from 49% to 89%. CHI engages mainly in professional investing in telecommunication business and the telecommunication valued-added services.

Chunghwa established Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”) in July 2008, for a purchase price of $200,000 thousand, and increased its investment in CHTS for $610,659 thousand and $579,280 thousand in July 2009 and September 2008. CHTS engages mainly in telecommunication wholesale, internet transfer services, international data, long distance call wholesales to carriers and the world satellite business. ST-1 telecommunications satellite is expected be retired in 2011; therefore, CHTS and SingTelSat Pte., Ltd. established a joint venture, ST-2 Satellite Ventures Pte., Ltd. (“STS”) in Singapore in October 2008 in order to maintain the current service. STS will engage in the installation and the operation of ST-2 telecommunications satellite.

Chunghwa prepaid $283,500 thousand to invest in InfoExplorer Co., Ltd. (“IFE”) and the record date of capital increase of IFE was January 5, 2009. Chunghwa acquired 49% of ownership. Chunghwa has control over IFE by obtaining above half of seats of the board of directors of IFE on January 20, 2009, which was IFE’s stockholder’s meeting. IFE mainly engages in information system planning and maintenance, software development, and information technology consultation services.

Chunghwa established Viettel-CHT Co., Ltd. (“Viettel-CHT”) with Viettel Co., Ltd. in Vietnam in April 2008, by investing NT$91,239 thousand cash. Chunghwa participated in the capital increase of Viettel-CHT in September 2009, by investing $197,088 thousand cash but its ownership interest of Viettel-CHT was decreased from 33% to 30%. Viettel-CHT engages mainly in IDC services.

Chunghwa invested in Donghwa Telecom Co., Ltd. (“DHT”) in September 2008 for a purchase price of $189,833 thousand. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services.

Chunghwa invested in KingWay Technology Co., Ltd. (“KWT”) in January 2008, for a purchase price of $71,770 thousand. KWT engages mainly in publishing books, data processing and software services.

Chunghwa increased its ownership of Spring House Entertainment Inc. (“SHE”) from 30% to 56% in January 2008, for a purchase price of $39,800 thousand, and SHE becomes a subsidiary of Chunghwa. SHE engages mainly in network services, producing digital entertainment contents and broadband visual sound terrace development.

Chunghwa participated in So-net Entertainment Co., Ltd.’s capital increase on April 3, 2009, by investing $60,008 thousand cash, and acquired 30% of its shares. So-net Entertainment Co., Ltd. engages mainly in online service and sale of computer hardware.

Chunghwa established Chunghwa Telecom Japan Co., Ltd. (“CHTJ”), a 100% owned subsidiary in October 2008 by investing $6,140 thousand cash, and increased its investment on CHTJ by investing $11,151 thousand cash in January 2009. CHTJ engages mainly in telecommunication business, information processing and information providing service, development and sale of software and consulting services in telecommunication.

Chunghwa has established New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”) and Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”) in March 2006, but not on operation stage yet. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

The carrying values of the equity investees as of December 31, 2009 and 2008 and the equity in earnings for the years ended December 31, 2009 and 2008 are determined based on the audited financial statements of the investees for the same years as the Company.

All accounts of Chunghwa’s subsidiaries were included in Chunghwa’s consolidated financial statements.

13.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2009		2008
	Carrying Value	% of Owner- ship	Carrying Value	% of Owner- ship
Non-listed
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	200,000	17
Global Mobile Corp. (“GMC”)	127,018	11	127,018	11
iD Branding Ventures (“iDBV”)	75,000	8	75,000	8
RPTI International (“RPTI”)	34,500	10	34,500	12
Essence Technology Solution, Inc. (“ETS”)	—	9	10,000	9

	2,226,048		2,236,048
Prepayments for long-term investments in stocks - Taipei Financial Center (“TFC”)	—	—	285,859	—

	$2,226,048		$2,521,907

Chunghwa invested in IBT II in January 2008, for a purchase price of $200,000 thousand. IBT II completed its incorporation on February 13, 2008 and engages mainly in investment activities.

Chunghwa invested in GMC in December 2007, for a purchase price of $168,038 thousand for 16,796 thousand shares. GMC engages mainly in wire communication services and computer software wholesale and circuit engineering. The National Communications Commission (“NCC”) informed Chunghwa with the Communication Letter (#0974102087) on April 1, 2008 that its investment in GMC was not authorized by NCC, and notified Chunghwa on May 5, 2008 that Chunghwa should dispose of its investment in GMC no later than June 30, 2008, otherwise, NCC would fine Chunghwa according to the Telecommunication Act. In April 2008, Chunghwa disposed of a portion of its investment in GMC (4,100 thousand shares) and filed an appeal to NCC to suspend the enforcement. In July 2008, NCC resolved that according to the Administrative Penalty Act, Chunghwa could not divest of its investment in the short time period provided and that Chunghwa would not be subject to fines as noted above. In October 2008, NCC revoked the original decree about Chunghwa’s investment in GMC, therefore, Chunghwa did not dispose of its remaining holding in GMC.

After evaluating the financial assets carried at cost, Chunghwa determined the investment in RPTI was impaired and recognized an impairment loss of NT$15,000 thousand for the year ended December 31, 2008. RPTI completed a capital reduction to offset its deficits and as a result the number of shares held by Chunghwa was reduced from 9,234 thousand shares to 4,765 thousand shares. Subsequent to this capital reduction, RPTI raised additional capital through cash contributions. Chunghwa did not participate in the RPTI’s capital increase plan; therefore, Chunghwa’s ownership of RPTI is decreased to 10%.

After evaluating the financial assets carried at cost, Chunghwa determined the investment in ETS was impaired and recognized an impairment loss of NT$10,000 thousand both in 2008 and 2009.

Chunghwa participated in TFC’s capital increase in October 2008 and prepaid $285,859 thousand. However, TFC is not expected to be able to collect enough amount of capital increase within a specific period; therefore TFC’s board of directors held a meeting on April 10, 2009 and resolved to withdraw its capital increase plan from Securities and Futures Bureau of Financial Supervisory Commission, Executive Yuan (“FSC”). TFC returned the prepayment to Chunghwa on May 8, 2009.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

14.	OTHER MONETARY ASSETS - NONCURRENT

	December 31
	2009	2008

Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects.

15.	PROPERTY, PLANT AND EQUIPMENT

	December 31
	2009	2008
Cost
Land	$101,266,026	$101,259,221
Land improvements	1,535,066	1,494,398
Buildings	62,669,377	62,612,157
Computer equipment	15,636,520	15,751,162
Telecommunications equipment	654,609,330	648,805,525
Transportation equipment	2,111,872	2,404,125
Miscellaneous equipment	7,062,450	7,247,977

Total cost	844,890,641	839,574,565
Revaluation increment on land	5,800,909	5,810,650

	850,691,550	845,385,215

Accumulated depreciation
Land improvements	951,240	898,156
Buildings	17,314,729	16,238,529
Computer equipment	11,755,940	11,590,417
Telecommunications equipment	518,037,372	502,974,534
Transportation equipment	1,884,332	2,194,104
Miscellaneous equipment	5,950,203	6,114,629

	555,893,816	540,010,369

Construction in progress and advances related to acquisition of equipment	15,715,083	15,989,495

Property, plant and equipment, net	$310,512,817	$321,364,341

Pursuant to the related regulation, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which have been approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholder’s equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity - other adjustments. As of December 31, 2009, the unrealized revaluation increment was decreased to $5,803,446 thousand by disposal of revaluation assets.

Depreciation on property, plant and equipment for the years ended December 31, 2009 and 2008 amounted to $34,891,495 thousand and $36,951,384 thousand, respectively. No interest expense was capitalized for the years ended December 31, 2009 and 2008.

16.	ACCRUED EXPENSES

	December 31
	2009	2008

Accrued salary and compensation	$9,285,263	$8,900,146
Accrued franchise fees	2,224,104	2,368,996
Accrued employees’ bonus and remuneration to directors and supervisors	1,842,140	1,764,807
Other accrued expenses	3,148,553	2,646,653

	$16,500,060	$15,680,602

17.	OTHER CURRENT LIABILITIES

	December 31
	2009	2008

Advances from subscribers	$6,476,852	$5,624,497
Payables to contractors	2,229,165	1,546,234
Amounts collected in trust for others	2,160,252	2,446,647
Payables to equipment suppliers	1,528,559	2,250,041
Refundable customers’ deposits	1,043,713	980,622
Miscellaneous	2,494,484	2,598,540

	$15,933,025	$15,446,581

18.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000,000 which is divided into 12,000,000,000 common shares (at $10 par value per share), among which 9,696,808,181 shares are issued and outstanding as of December 31, 2009.

On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006. In accordance with the Articles of Incorporation of Chunghwa, the preferred shares would be redeemed by Chunghwa three years from the date of issuance at their par value. These preferred shares expired on April 4, 2009 and were redeemed on April 6, 2009.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of December 31, 2009, the outstanding ADSs were 1,182,888 thousand common shares, which equaled approximately 118,289 thousand units and represented 12.20% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations. The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued. However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

For the years ended December 31, 2009 and 2008, the accrual amounts for bonuses to employees and remuneration to directors and supervisors is based on management estimates including past experience and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amounts and the amounts resoluted in the shareholders’ meeting is charged to the earnings of the following year as a result of change of accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2008 and 2007 earnings of the company have been approved and resolved by the stockholders on June 19, 2009 and June 19, 2008 as follows:

	Appropriation and Distribution		Dividend Per Share
	2008	2007	2008	2007

Legal reserve	$4,127,675	$4,823,356	$—	$—
Special reserve	475	—	—	—
Reversal of special reserve	—	3,304	—	—
Cash dividends	37,138,775	40,716,130	3.83	4.26
Stock dividends	—	955,778	—	0.10
Employee bonus - cash	—	1,303,605	—	—
Employee bonus - stock	—	434,535	—	—
Remuneration to board of directors and supervisors	—	43,454	—	—

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 19, 2009, were $1,629,915 thousand and $38,807 thousand, respectively. The bonus to employees was all settled in cash. The aforementioned approved amounts of the bonus to employees and the remuneration to directors and supervisors were different from the accrual amounts of $1,723,921 thousand and $40,886 thousand, respectively, reflected in the statement of income for the year ended December 31, 2008. The differences of $94,006 thousand and $2,079 thousand, respectively, were treated as change in estimates and were adjusted against earnings for the year ended December 31, 2009.

The stockholders, at a meeting held on June 19, 2009, resolved to transfer capital surplus in the amount of $9,696,808 thousand to common capital stock. The abovementioned 2009 capital increase proposal was effectively registered with FSC. The board of directors authorized the chairman of directors to decide the ex-dividend date of the aforementioned proposal and the chairman decided the ex-dividend date as August 9, 2009.

The stockholders, at the stockholders’ meeting held on June 19, 2009, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The abovementioned 2009 capital reduction proposal was effectively approved by FSC. The board of directors of Chunghwa further authorized the chairman of board of directors of Chunghwa to designate the record date of capital reduction as of October 26, 2009. Subsequently, common capital stock was reduced by $9,696,808 thousand and the stock transfer date of capital reduction was January 28, 2010. The amount due to stockholders for capital reduction was paid in February 2010.

The stockholders, at a special meeting held on August 14, 2008, resolved to transfer capital surplus in the amount of $19,115,554 thousand to common capital stock. The abovementioned 2008 capital increase proposal was effectively registered with FSC. The board of directors resolved the ex-dividend date of the aforementioned proposal as October 25, 2008.

The stockholders, at the stockholders’ meeting held on August 14, 2008, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $19,115,554 thousand to common capital stock and was effectively registered with FSC. Chunghwa designated December 30, 2008 as the record date and March 9, 2009 as the stock transfer date of capital reduction. Subsequently, common capital stock was reduced by $19,115,554 thousand and a liability for the same amount of cash to be distributed to stockholders was recorded. Such cash payment to stockholders was made in March 2009.

The stockholders, at a meeting held on June 15, 2007, resolved to transfer capital surplus in the amount of $9,667,845 thousand to common capital stock, and the capital increase proposal was effectively registered with FSC.

The stockholders, at the stockholders’ meeting held on June 15, 2007, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $9,667,845 thousand to common capital stock and was effectively registered with FSC. Chunghwa designated October 19, 2007 and December 29, 2007 as the record date and the stock transfer date of capital reduction, respectively. Subsequently, common capital stock was reduced by $9,667,845 thousand and a liability for the actual amount of cash to be distributed to stockholders of $9,557,777 thousand was recorded. The difference between the reduction in common capital stock and the distribution amount represents treasury stock of $110,068 thousand held by Chunghwa and concurrently cancelled. Such cash payment to stockholders was made in January 2008.

The appropriation of Chunghwa’s 2009 earnings has not been resolved by the board of directors as of the report date. Information on the appropriation of Chunghwa’s 2009 earnings, employee bonus and remuneration to directors and supervisors resolved by the board of directors and approved by the stockholders will be available at the Market Observation Post System website.

19.	TREASURY STOCK (COMMON STOCK IN THOUSANDS OF SHARES)

	Year Ended December 31
	2009	2008

Balance, beginning of year		110,068
Decrease	—	(110,068)

Balance, end of year	—	—

According to the Securities and Exchange Act of the ROC, total shares of treasury stock shall not exceed 10% of Chunghwa’s stock issued. The total amount of the repurchased shares shall not be more than the total amount of retained earnings, capital surplus and realized additional paid-in capital. The Company shall neither pledge treasury stock nor exercise stockholders’ rights on these shares, such as rights to dividends and to vote.

In order to maintain its credit and stockholders’ equity, Chunghwa repurchased 121,075 thousand shares of treasury stock for $7,217,562 thousand from August 29, 2007 to October 25, 2007. On December 29, 2007, Chunghwa cancelled 11,007 thousand shares of treasury stock by reducing common stock of $110,068 thousand. The remaining of 110,068 thousand shares of treasury stock amounted to $7,107,494 thousand was cancelled on February 21, 2008.

20.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Year Ended December 31, 2009
	Operating Costs	Operating Expenses	Total
Compensation expense
Salaries	$12,124,805	$8,238,199	$20,363,004
Insurance	965,506	664,339	1,629,845
Pension	1,494,350	1,068,898	2,563,248
Other compensation	8,750,957	5,937,562	14,688,519

	$23,335,618	$15,908,998	$39,244,616

Depreciation expense	$33,018,154	$1,873,341	$34,891,495

Amortization expense	$922,276	$158,308	$1,080,584

	Year Ended December 31, 2008
	Operating Costs	Operating Expenses	Total
Compensation expense
Salaries	$12,108,552	$8,282,400	$20,390,952
Insurance	900,020	617,331	1,517,351
Pension	1,606,127	1,181,250	2,787,377
Other compensation	8,472,465	5,766,107	14,238,572

	$23,087,164	$15,847,088	$38,934,252

Depreciation expense	$34,925,146	$2,026,238	$36,951,384

Amortization expense	$880,086	$136,596	$1,016,682

21.	INCOME TAX

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate to income before income tax and income tax payable is as follows:

	Year Ended December 31
	2009	2008
Income tax expense computed at statutory income tax rate	$14,040,845	$14,618,206
Add (deduct) tax effects of:
Permanent differences	(167,558)	(135,085)
Temporary differences	(1,012,153)	325,840
10% undistributed earning tax	6,441	—
Investment tax credits	(1,422,308)	(1,502,112)

Income tax payable	$11,445,267	$13,306,849

The balance of income tax payable as of December 31, 2009 and 2008 was shown net of prepaid income tax.

b.	Income tax expense consists of the following:

	Year Ended December 31
	2009	2008

Income tax payable	$11,445,267	$13,306,849
Income tax - separated	62,278	296,901
Income tax - deferred	1,092,773	(178,971)
Adjustments of prior years’ income tax	(194,323)	37,744

	$12,405,995	$13,462,523

In May 2009, the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, which reduces the income tax rate of profit-seeking enterprises from 25% to 20% since 2010. The Company recalculated its deferred income tax assets and liabilities in accordance with the amended Article and recorded the resulting difference as an income tax expense or benefit.

c.	Net deferred income tax assets (liabilities) consists of the following:

	December 31
	2009	2008
Current
Provision for doubtful accounts	$349,890	$478,196
Unrealized accrued expense	50,128	22,384
Abandonment of equipment not approved by National Tax Administration	4,628	40,239
Unrealized foreign exchange loss (gain)	2,850	(35,568)
Valuation (gain) loss on financial instruments, net	(9,181)	13,696
Other	12,275	23,460

	410,590	542,407
Valuation allowance	(349,890)	(478,196)

Net deferred income tax assets-current	$60,700	$64,211

Noncurrent
Accrued pension cost	$336,167	$1,407,460
Impairment loss	62,256	80,225

Net deferred income tax assets-noncurrent	$398,423	$1,487,685

d.	The related information under the Integrated Income Tax System is as follows:

	December 31
	2009	2008

Balance of Imputation Credit Account (“ICA”)	$7,429,628	$7,285,595

The actual and the estimated creditable ratios distribution of Chunghwa’s 2008 and 2009 for earnings were 30.61% and 26.50%, respectively. The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

e.	Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1998 have been appropriated.

Chunghwa’s income tax returns have been examined by tax authorities through 2005.

22.	EARNINGS PER SHARE

EPS was calculated as follows:

	Amount (Numerator)		Weighted- average Number of Common Shares	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income	Outstanding (Thousand) (Denominator)	Income Before Income Tax	Net Income
Year ended December 31, 2009

Basic EPS:
Income attributable to stockholders	$56,163,421	$43,757,426	9,696,808	$5.79	$4.51

Effect of dilutive potential common stock
SENAO’s stock options	(7,707)	(7,707)	—
Employee bonus	—	—	28,806

Diluted EPS
Income attributable to stockholders (including effect of dilutive potential common stock)	$56,155,714	$43,749,719	9,725,614	$5.77	$4.50

Year ended December 31, 2008

Basic EPS:
Income attributable to stockholders	$58,472,865	$45,010,342	9,696,808	$6.03	$4.64

Effect of dilutive potential common stock
SENAO’s stock options	(13,775)	(13,775)	—
Employee bonus	—	—	20,681

Diluted EPS
Income attributable to stockholders (including effect of dilutive potential common stock)	$58,459,090	$44,996,567	9,717,489	$6.02	$4.63

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the years ended December 31, 2009 and 2008. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the years ended December 31, 2009 and 2008 were due to the effect of potential common stock of stock options issued by SENAO.

23.	PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa would, on behalf of the MOTC, pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. Based on the LPA, Chunghwa makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

Chunghwa’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa contributes an amount at 15% or less of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

The Company used December 31 as the measurement date for their pension plans.

Pension costs of Chunghwa were $2,855,647 thousand ($2,732,388 thousand subject to defined benefit plan and $123,259 thousand subject to defined contribution plan) and $2,871,428 thousand ($2,774,274 thousand subject to defined benefit plan and $97,154 thousand subject to defined contribution plan) for the years ended December 31, 2009 and 2008, respectively.

Pension information of the defined benefit plan was summarized as follows:

a.	Components of net periodic pension cost

	Year Ended December 31
	2009	2008

Service cost	$2,693,006	$2,658,562
Interest cost	184,279	185,873
Expected return on plan assets	(140,875)	(82,006)
Amortization of unrecognized loss	(4,022)	(2,529)
Curtailment/settlement loss to be recognized	—	14,374

	$2,732,388	$2,774,274

b.	Reconciliation between the fund status and accrued pension cost is summarized as follows:

	December 31
	2009	2008
Benefit obligation
Vested benefit obligation	$(7,440,999)	$(5,658,116)
Non-vested benefit obligation	(3,156,229)	(2,832,135)

Accumulated benefit obligation	(10,597,228)	(8,490,251)
Additional benefit obligation	(1,387,020)	(930,915)

Projected benefit obligation	(11,984,248)	(9,421,166)
Fair values of plan assets	10,787,564	4,282,694

Funded status	(1,196,684)	(5,138,472)
Unrecognized prior service cost effect	(45,754)	(49,776)
Amortization of unrecognized net loss (gain)	34,481	23,860

Accrued pension liabilities	$(1,207,957)	$(5,164,388)

c. Vested benefit	$10,635,994	$7,664,921

d. Actuarial assumptions

Discount rate used in determining present value	2.00%	2.00%
Rate of compensation increase	1.00%	1.00%
Rate of return on plan assets	1.50%	2.50%

e.	Contributions and payments of the Fund

	Year Ended December 31
	2009	2008

Contributions	$6,645,316	$1,515,234

Payments	$177,500	$99,293

24.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.	Chunghwa engages in business transactions with the following related parties:

Company	Relationship

Senao International Co., Ltd. (“SENAO”)	Subsidiary
Light Era Development Co., Ltd. (“LED”)	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Subsidiary
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
InfoExplorer Co., Ltd. (“IFE”)	Subsidiary
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	Subsidiary
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	Subsidiary

(Continued)

Company	Relationship

Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary
Spring House Entertainment Inc. (“SHE”)	Subsidiary
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary
Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Subsidiary
Chunghwa Investment Co., Ltd. (“CHI”)	Equity-method investee before Chunghwa obtained control over CHI on September 9, 2009
Chunghwa Investment Holding Company (“CIHC”)	Subsidiary of CHI before Chunghwa obtained control over CHI on September 9, 2009
Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Subsidiary of CHI before Chunghwa obtained control over CHI on September 9, 2009
Unigate Telecom Inc. (“Unigate”)	Subsidiary of CHIEF
CHIEF Telecom (Hong Kong) Limited (“CHK”)	Subsidiary of CHIEF
Chief International Corp. (“CIC”)	Subsidiary of CHIEF
Concord Technology Co., Ltd. (“Concord”)	Subsidiary of CHSI
Glory Network System Service (Shanghai) Co., Ltd. (“Glory”)	Subsidiary of Concord
Senao International (Samoa) Holding Ltd. (SIS)	Subsidiary of SENAO
Senao International HK Limited (SIHK)	Subsidiary of SENAO
CHI One Investment Co., Ltd. (“COI”)	Subsidiary of CHI
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
So-net Entertainment Taiwan (“So-net”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
ELTA Technology Co., Ltd. (“ELTA”)	Equity-method investee before Chunghwa sold all shares in July 2008

(Concluded)

b.	Significant transactions with the above related parties are summarized as follows:

	December 31
	2009		2008
	Amount	%	Amount	%
1) Receivables

Trade notes and accounts receivable
SENAO	$261,458	68	$178,878	52
CHSI	29,422	8	41,256	12
CHIEF	23,660	6	20,906	6
CIYP	22,899	6	38,782	11
CHTG	20,399	5	18,618	5
DHT	10,112	3	9,155	3
SHE	7,706	2	10,863	3
CHTJ	3,780	1	—	—
LED	—	—	22,566	7
Others	3,782	1	1,992	1

	$383,218	100	$343,016	100

	December 31
	2009		2008
	Amount	%	Amount	%
2) Payables

Trade notes payable, accounts payable and accrued expenses
SENAO	$616,052	33	$606,990	27
CHSI	426,674	23	628,485	28
TISE	271,290	14	492,883	22
CIYP	88,527	5	35,198	2
CHIEF	51,554	3	34,215	2
DHT	39,284	2	17,063	1
CHTG	31,014	2	14,867	1
SKYSOFT	14,218	1	—	—
IFE	11,382	—	—	—
SHE	3,025	—	14,782	—
Others	6,830	—	2,947	—

	1,559,850	83	1,847,430	83

Payables to contractors
TISE	42,309	2	26,188	1
CHSI	449	—	53,502	2

	42,758	2	79,690	3

Amounts collected in trust for others
SENAO	247,091	13	244,291	11
CIYP	23,033	2	61,273	3
Others	2,985	—	4,235	—

	273,109	15	309,799	14

	$1,875,717	100	$2,236,919	100

	Year Ended December 31
	2009		2008
	Amount	%	Amount	%
3) Revenues

SENAO	$999,821	1	$1,634,017	1
CHIEF	229,335	—	208,227	—
So-net	60,227	—	—	—
CHTG	59,288	—	140,416	—
CHSI	34,879	—	32,865	—
SKYSOFT	34,485	—	32,738	—
CIYP	19,168	—	23,499	—
IFE	14,336	—	—	—
CHTS	12,794	—	—	—
CHTJ	10,291	—	—	—
CHPT	6,641	—	6,743	—
ELTA	—	—	9,831	—
Others	15,481	—	11,047	—

	$1,496,746	1	$2,099,383	1

	Year Ended December 31
	2009		2008
	Amount	%	Amount	%
4) Operating costs and expenses

SENAO	$5,172,852	5	$6,667,907	5
TISE	481,743	—	538,389	—
CHSI	441,564	—	401,740	—
CHIEF	309,498	—	207,345	—
IFE	111,190	—	—	—
CIYP	84,334	—	50,679	—
SHE	83,868	—	51,836	—
CHTG	67,139	—	41,122	—
SKYSOFT	21,870	—	—	—
DHT	14,196	—	8,599	—
CHTS	13,613	—	—	—
ELTA	—	—	189,744	—
Others	14,997	—	14,482	—

	$6,816,864	5	$8,171,843	5

5) Acquisition of property, plant and equipment

TISE	$1,336,564	6	$849,985	3
CHSI	771,878	3	1,388,118	5
CHTG	21,770	—	56,740	—
IFE	16,857	—	—	—
SENAO	268	—	1,701	—
SNI	—	—	355	—

	$2,147,337	9	$2,296,899	8

Chunghwa sold the land with a carrying value of $936,016 thousand to Light Era Development Co., Ltd. (“LED”) at the price of $2,421,932 thousand during the year ended December 31, 2008. However, since the gain on disposal of land amounting to $1,485,916 thousand is unrealized, the gain was recognized as deferred credit - profit on intercompany transactions, and will not be recognized as revenue till the gain is realized in the future.

Chunghwa sold the land with a carrying value of $378,927 thousand to LED at price of $207,030 thousand in 2008 and resulted in a disposal loss amounting to $171,897 thousand. The disposal loss on land is unrealized and the unrealized loss is included in other assets - other. The unrealized loss is not recognized in earnings until it is sold to the third party and realized in the future.

The foregoing transactions with related parties were conducted as arm’s length transactions, except for the transactions with SENAO, CHIEF, CIYP, LED, and IFE were determined in accordance with mutual agreements.

c.	The compensation of directors, supervisors and managements is showed as follows:

	Year Ended December 31
	2009	2008

Salaries	$51,019	$48,355
Compensations	40,123	35,978
Bonus	47,168	48,238

	$138,310	$132,571

25.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of December 31, 2009, Chunghwa’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisition of land and buildings of $229,522 thousand.

b.	Acquisition of telecommunications equipment of $18,006,427 thousand.

c.	Contract to print billing, envelopes and marketing gifts of $60,111 thousand.

d.	Chunghwa also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Future lease payments were as follows:

Rental Amount

2010	$1,662,451
2011	1,369,972
2012	930,086
2013	601,089
2014 and thereafter	444,485

e.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government. Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. Chunghwa does not know when its contribution to the Piping Fund will be returned; therefore, Chunghwa did not discount the face amount of its contribution on the Piping Fund.

f.	A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Chunghwa Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. Chunghwa stated that both parties have the right to use co-management land without consideration. Chunghwa Post Co., Ltd. can’t request payment for land compensation. Furthermore, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa has filed an appeal at the Taiwan Taipei District Court. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that Chunghwa only need to pay $16,870 thousand along with interest calculated at 5% per annum from July 23, 2005 and 4% of the court fees as the court judgment compensation. However, Chunghwa Post Co., Ltd. did not accept the judgment and filed an appeal at Taiwan High Court. Chunghwa also filed an appeal at the Taiwan High Court within the statutory period. As of the date of the audit report, the appeal is still in process.

g.	Giga Media filed a civil action against Chunghwa with the Taiwan Taipei District Court (the “Court”) on June 12, 2008. The complaint alleged that Chunghwa infringed Giga Media’s ROC Patent No. I 258284 which is a Point-to-Point Protocol over Ethernet (“PPPoE”) technique used to launch fixed IP of ADSL. Giga Media is seeking damages of $500,000 thousand and interest calculated at 5% for the period from one day following the date Chunghwa received the official notification from the Court to the payment date. Giga Media withdrew this civil action on October 2, 2009.

26.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Carrying amounts and fair value of financial instruments were as follows:

	December 31
	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$68,393,379	$68,393,379	$77,137,903	$77,137,903
Financial assets at fair value through profit or loss	6,677	6,677	258,076	258,076
Available-for-sale financial assets	16,684,380	16,684,380	14,161,391	14,161,391
Held-to-maturity financial assets - current	1,099,595	1,099,595	769,435	769,435
Trade notes and accounts receivable, net	11,065,325	11,065,325	10,190,150	10,190,150
Receivables from related parties	383,218	383,218	343,016	343,016
Other current monetary assets	1,771,949	1,771,949	2,187,324	2,187,324
Investments accounted for using equity method	10,170,504	12,287,033	8,691,154	9,620,760
Financial assets carried at cost	2,226,048	2,226,048	2,521,907	2,521,907
Held-to-maturity financial assets - noncurrent	3,929,662	3,929,662	3,044,102	3,044,102
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,408,706	1,408,706	1,282,539	1,282,539
Liabilities
Financial liabilities at fair value through profit or loss	—	—	106,896	106,896
Trade notes and accounts payable	8,346,932	8,346,932	9,349,489	9,349,489
Payables to related parties	1,875,717	1,875,717	2,236,919	2,236,919
Accrued expenses	16,500,060	16,500,060	15,680,602	15,680,602
Due to stockholders for capital reduction	9,696,808	9,696,808	19,115,554	19,115,554
Payables to contractors (included in “other current liabilities”)	2,229,165	2,229,165	1,546,234	1,546,234
Amounts collected in trust for others (included in “other current liabilities”)	2,160,252	2,160,252	2,446,647	2,446,647
Payables to equipment suppliers (included in “other current liabilities”)	1,528,559	1,528,559	2,250,041	2,250,041
Refundable customers’ deposits (included in “other current liabilities”)	1,043,713	1,043,713	980,622	980,622
Hedging derivative financial liabilities (included in “other current liabilities”)	—	—	27,616	27,616
Customers’ deposits	5,940,403	5,940,403	6,098,605	6,098,605

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2 and 3 below.

2)	If the financial instruments have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market prices of the other financial instruments are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Long-term investments are based on the net asset values or carrying values of the investments in investees, if quoted market prices are not available.

c.	Fair values of financial assets and liabilities using quoted market prices or valuation techniques were as follow:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	December 31		December 31
	2009	2008	2009	2008
Assets
Financial assets at fair value through profit or loss	$6,677	$258,076	$—	$—
Available-for-sale financial assets	16,684,380	14,161,391	—	—
Liabilities
Financial liabilities at fair value through profit or loss	—	106,896	—	—
Hedging derivative financial liabilities (classified as other current liabilities)	—	27,616	—	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in Chunghwa’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts, and forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, Chunghwa would assess the risk before investing; therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by Chunghwa if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations. Management does not expect Chunghwa’s exposure to default by those parties to be material.

3)	Liquidation risk

Chunghwa has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risks are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risks are anticipated.

4)	Cash flow interest rate risk

The Company engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

In addition, the Company engages in investments in floating-interest-rate debt securities. The changes in market interest rate would impact the floating-interest rate; therefore, cash flows from such securities are expected to fluctuate due to changes in market interest rates.

e.	Fair value hedge

Chunghwa entered into currency swap contracts and forward exchange contracts to hedge the fluctuation in exchange rates of beneficiary certificate denominated in foreign currency, which is fair value hedge. The transaction was assessed as highly effective for the year ended December 31, 2009 and 2008.

None of the hedge currency swap contracts and forward exchange contracts existed as of December 31, 2009.

Outstanding forward exchange contracts for hedge as of December 31, 2008:

	Currency	Maturity Date	Contract Amount (In Thousands)

Forward exchange contracts - sell	USD/NTD	2009.01	US$	30,000

As of December 31, 2008, the forward exchange contract measured at fair value resulting in hedging derivative financial liability of $27,616 thousand (classified as other current liabilities).

According to the regulations of Securities and Futures Bureau, Chunghwa should disclose the derivative transactions of Chunghwa’s investees, SENAO, which was as follows:

1)	Holding period and contract amounts

SENAO entered into a forward exchange contract for the years ended December 31, 2009 and 2008 to reduce the exposure to foreign currency risk.

Outstanding forward exchange contracts as of December 31, 2009 and 2008:

	Currency	Maturity Date	Contract Amount (In Thousands)
December 31, 2009

Buy	NTD/USD	2010.01	NT$	86,657

December 31, 2008

Buy	NTD/USD	2009.01	NT$	131,412

2)	Market risk

The foreign exchange rate fluctuations would result in SENAO’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to rate risk.

3)	Credit risk

Credit risk represents the potential loss that would be incurred by SENAO if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the aforementioned financial instruments are reputable financial institutions. Management does not expect SENAO’s exposure to default by those parties to be material.

4)	Liquidation risk

SENAO has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

27.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financing provided: Please see Table 1.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: Please see Table 4.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which Chunghwa exercises significant influence: Please see Table 7.

j.	Financial transactions: Please see Notes 5 and 26.

k.	Investment in Mainland China: Please see Table 8.

28.	SEGMENT FINANCIAL INFORMATION

a.	Segment information: Please see Table 9.

b.	Products and service revenues from external customer information: Please see Table 10.

c.	Geographic information

The users of Chunghwa’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues is as follows:

	Year Ended December 31
	2009	2008

Taiwan, ROC	$179,088,884	$181,871,706
Overseas	4,951,388	4,908,944

	$184,040,272	$186,780,650

The Company does not have material non-current assets in foreign operations for the year ended December 31, 2009.

d.	Major customers’ information

For the years ended December 31, 2009 and 2008, the Company did not have any single customer whose net revenue exceeded 10% of the total net revenues.

TABLE 1

CHUNGHWA TELECOM CO., LTD.

FINANCINGS PROVIDED

FOR THE YEAR ENDED DECEMBER 31, 2009

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing	Counter-	Financial Statement	Maximum Balance for		Ending		Interest Rate	Type of Financing	Transaction	Reason for Short-term	Allowance for Bad	Collateral		Financing Limit for Each Borrowing Company		Financing Company’s Financing Amount Limit
	Company	party	Account	the Year		Balance		(Note 5)	(Note 2)	Amount	Financing	Debt	Item	Value	(Note 3)		(Note 4)

9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Other receivables	$ (SG$	546,167 23,913)	$ (SG$	546,167 23,913)	6.38%	a	(Note 6)	—	$—	—	$—	$ (SG$	1,407,519 61,625)	$ (SG$	1,407,519 61,625)

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a. “0” for the Company.

b. Subsidiaries are numbered from “1”.

Note 2:	Reasons for financing are as follows:

a. Business relationship.

b. For short-term financing.

Note 3:	The upper limit of loans lending to any other party is no more than 100% of the net value of the latest financial statements of the lender.

Note 4:	The upper limit of loans lending to all other parties is no more than 100% of the net value of the latest financial statements of the lender.

Note 5:	It equals to the prime rate of Singapore plus 1%

Note 6:	Chunghwa Telecom Singapore Pte., Ltd. signed the joint venture contract with SingTelSat Pte., Ltd. to establish ST-2 Satellite Ventures Pte., Ltd. which mainly engages in the installation and the operation of ST-2 telecommunications satellite. In the contract, it stated that Chunghwa Telecom Singapore Pte., Ltd. is obligated to rent the ST-2 telecommunications satellite from ST-2 Satellite Ventures Pte., Ltd. when the satellite is accomplished.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

DECEMBER 31, 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2009								Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)			Percentage of Ownership	Market Value or Net Asset Value

0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773		$1,331,859		29		$3,452,289		Note 5
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000		2,926,677		100		2,927,108		Note 1
		Chunghwa Investment Co., Ltd.	Subsidiary	Investments accounted for using equity method	178,000		1,651,391		89		1,723,733		Note 1
		Chunghwa Telecom Singapore Pte. Ltd.	Subsidiary	Investments accounted for using equity method	61,869		1,407,519		100		1,407,519		Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000		706,932		100		625,409		Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942		447,647		69		396,688		Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760		427,810		40		635,946		Note 1
		InfoExplorer Co., Ltd.	Subsidiary	Investments accounted for using equity method	22,498		276,472		49		227,865		Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—		269,924		30		269,924		Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	51,590		230,528		100		230,528		Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000		171,986		100		171,986		Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438		89,913		30		50,546		Note 1
		KingWay Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,703		69,913		33		18,917		Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000		63,752		100		83,537		Note 1
		Spring House Entertainment Inc.	Subsidiary	Investments accounted for using equity method	5,996		57,095		56		41,806		Note 1
		So-net Entertainment Taiwan	Equity-method investee	Investments accounted for using equity method	3,429		30,920		30		13,066		Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1		10,166		100		10,166		Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	(US$	1 dollar	)	100	(US$	1 dollar	)	Note 3
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	(US$	1 dollar	)	100	(US$	1 dollar	)	Note 3
		Taipei Financial Center	—	Financial assets carried at cost	172,927		1,789,530		12		1,358,652		Note 2
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	20,000		200,000		17		223,065		Note 2
		Global Mobile Corp.	—	Financial assets carried at cost	12,696		127,018		11		109,111		Note 2
		iD Branding Ventures	—	Financial assets carried at cost	7,500		75,000		8		81,292		Note 2
		PRTI International	—	Financial assets carried at cost	4,765		34,500		10		35,515		Note 2
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	2,000		—		9		2,882		Note 2

		Beneficiary certificates (mutual fund)
		PCA Well Pool Fund	—	Available-for-sale financial assets	194,181		2,500,000		—		2,521,126		Note 4
		Yuan Ta Wan Tai Bond Fund	—	Available-for-sale financial assets	173,683		2,500,000		—		2,513,121		Note 4
		Central Diamond Bond Fund	—	Available-for-sale financial assets	126,106		1,500,000		—		1,504,586		Note 4
		Polaris De-Li	—	Available-for-sale financial assets	129,654		2,008,787		—		2,021,960		Note 4
		Fuh-Hwa Bond Fund	—	Available-for-sale financial assets	108,849		1,500,000		—		1,503,777		Note 4
		JPM (Taiwan) Global Balanced Fund	—	Available-for-sale financial assets	14,161		200,000		—		207,434		Note 4
		JPM (Taiwan) JF Balanced Fund	—	Available-for-sale financial assets	2,462		50,000		—		49,538		Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2009				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		Fuh-Hwa Aegis Fund	—	Available-for-sale financial assets	17,813	$234,684	—	$234,439	Note 4
		AGI Global Quantitative Balanced Fund	—	Available-for-sale financial assets	17,000	197,821	—	196,180	Note 4
		Capital Value Balance Fund	—	Available-for-sale financial assets	8,000	141,776	—	139,231	Note 4
		Fuh Hwa Life Goal Fund	—	Available-for-sale financial assets	9,330	140,000	—	159,575	Note 4
		Fuh Hwa Asia Pacific Balanced	—	Available-for-sale financial assets	7,764	100,000	—	89,907	Note 4
		Asia-Pacific Mega - Trend Fund	—	Available-for-sale financial assets	15,074	200,000	—	193,694	Note 4
		PCA Asia Pacc Infrastructure Fund	—	Available-for-sale financial assets	3,061	30,000	—	30,850	Note 4
		AIG Flagship Global Balanced Fund of Funds	—	Available-for-sale financial assets	25,679	350,000	—	348,723	Note 4
		Franklin Templeton Global Bond Fund of Funds	—	Available-for-sale financial assets	14,000	158,018	—	175,307	Note 4
		Cathay Global Aggressive Fund of Funds	—	Available-for-sale financial assets	15,570	210,000	—	198,047	Note 4
		Polaris Global Emerging Market Funds	—	Available-for-sale financial assets	13,603	200,000	—	191,389	Note 4
		HSBC Global Fund of Bond Funds	—	Available-for-sale financial assets	22,838	250,000	—	259,143	Note 4
		Fuh Hwa global Fixed Income FOFs Fund	—	Available-for-sale financial assets	11,512	140,000	—	141,257	Note 4
		PCA Asia Pacific REITs-A	—	Available-for-sale financial assets	7,849	50,000	—	51,020	Note 4
		Fidelity US High Yield Fund	—	Available-for-sale financial assets	535	206,588	—	187,894	Note 4
		HSBC GIF G16 Emg MK+ Bond	—	Available-for-sale financial assets	273	155,112	—	153,752	Note 4
		FTIF - Templeton G16 Bond	—	Available-for-sale financial assets	289	210,001	—	208,570	Note 4
		PIMCO Global Investment Grade Credit - Ins H Acc	—	Available-for-sale financial assets	398	161,575	—	160,663	Note 4
		MFS Meridian Funds - Global Equity Fund (A1 class)	—	Available-for-sale financial assets	253	262,293	—	222,375	Note 4
		Fidelity Fds International	—	Available-for-sale financial assets	128	163,960	—	123,157	Note 4
		Fidelity Fds America	—	Available-for-sale financial assets	937	163,960	—	134,258	Note 4
		JPMorgan Funds - Global Dynamic Fund (B)	—	Available-for-sale financial assets	303	165,640	—	126,684	Note 4
		MFS Meridian Funds - Research International Fund (A1 share)	—	Available-for-sale financial assets	173	131,920	—	100,559	Note 4
		Fidelity Fds Emerging Markets	—	Available-for-sale financial assets	144	122,175	—	84,397	Note 4
		Credit Suisse Equity Fund (Lux) Global Resources	—	Available-for-sale financial assets	10	130,402	—	88,785	Note 4
		Schroder ISF - BRIC Fund - A1 Acc	—	Available-for-sale financial assets	31	197,071	—	195,344	Note 4
		Parvest Europe Convertible Bond Fond	—	Available-for-sale financial assets	71	398,787	—	390,303	Note 4
		JPMorgan Funds - Global Convertibles Fund (EUR)	—	Available-for-sale financial assets	868	491,450	—	481,087	Note 4
		Schroder ISF Euro Corp. Bond A	—	Available-for-sale financial assets	260	190,098	—	185,120	Note 4
		Fidelity Euro Balanced Fund	—	Available-for-sale financial assets	476	303,683	—	259,501	Note 4
		Fidelity Fds World	—	Available-for-sale financial assets	248	144,116	—	102,520	Note 4
		Fidelity Fds Euro Blue Chip	—	Available-for-sale financial assets	155	140,125	—	98,465	Note 4
		MFS Meridian Funds - European Equity Fund (A1 share)	—	Available-for-sale financial assets	171	178,920	—	137,276	Note 4
		Henderson Horizon Fund - Pan European Equity Fund	—	Available-for-sale financial assets	230	180,886	—	154,002	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2009				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		Stock
		Polaris TW Top 50 Tracker	—	Available-for-sale financial assets	1,710	$91,574	—	$96,530	Note 5
		Polaris/P-Shares Taiwan DTV ETF	—	Available-for-sale financial assets	600	15,000	—	14,040	Note 5
		China Steel Corporation	—	Available-for-sale financial assets	926	28,374	—	30,558	Note 5
		Siliconware Precision Industries Co., Ltd.	—	Available-for-sale financial assets	661	28,369	—	28,654	Note 5
		Taiwan Semiconductor Manufacturing Co., Ltd.	—	Available-for-sale financial assets	456	28,357	—	29,412	Note 5
		U-Ming Marine Transport Corp.	—	Available-for-sale financial assets	454	28,363	—	29,510	Note 5
		President Chain Store Corp.	—	Available-for-sale financial assets	375	28,367	—	28,538	Note 5

		REITS
		Gallop No. 1 REIT	—	Available-for-sale financial assets	4,643	46,430	—	37,980	Note 5
		Fubon No. 1 Fund	—	Available-for-sale financial assets	5,727	57,270	—	64,142	Note 5

		Bonds
		Mega Securities Corp. 1st Unsecured Corporate Bonds in 2007	—	Held-to-maturity financial assets	—	150,000	—	150,000	Note 7
		KGI Securities 1st Unsecured Corporate Bonds 2007 - B Issue	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 7
		Mega Financial Holding 1st Unsecured Corporate Bond 2007 - B Issue	—	Held-to-maturity financial assets	—	200,000	—	200,000	Note 7
		Mega Securities Corp. 1st Unsecured Corporate Bond 2008 - A Issue	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 7
		Formosa Petrochemical Corp.	—	Held-to-maturity financial assets	—	99,876	—	99,876	Note 7
		Taiwan Power Company 3rd Boards in 2008	—	Held-to-maturity financial assets	—	149,941	—	149,941	Note 7
		GreTai Company 1st Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 7
		Fubon Financial Holding Company 2005 1st Unsecured Debenture	—	Held-to-maturity financial assets	—	99,720	—	99,720	Note 7
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008.	—	Held-to-maturity financial assets	—	49,935	—	49,935	Note 7
		Taiwan Power Company 5th Boards in 2008	—	Held-to-maturity financial assets	—	272,397	—	272,397	Note 7
		Yuanta Securities Finance Co. Ltd. 1st Unsecured Corporate Bonds-A Issue in 2007	—	Held-to-maturity financial assets	—	100,015	—	100,015	Note 7
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	300,716	—	300,716	Note 7
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	407,575	—	407,575	Note 7
		Taiwan Power Company 3rd Boards in 2006	—	Held-to-maturity financial assets	—	201,019	—	201,019	Note 7
		Taiwan Power Co. 1st Unsecured Bond-B Issue in 2001	—	Held-to-maturity financial assets	—	180,039	—	180,039	Note 7
		Formosa Petrochemical Corporation Bond Issue in 2006	—	Held-to-maturity financial assets	—	201,358	—	201,358	Note 7
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	204,583	—	204,583	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	202,049	—	202,049	Note 7

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2009				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds - A Issue in 2008	—	Held-to-maturity financial assets	—	$103,656	—	$103,656	Note 7
		Taiwan Power Co. 4th secured Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	51,948	—	51,948	Note 7
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	102,961	—	102,961	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	201,190	—	201,190	Note 7
		NAN YA Company 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	99,893	—	99,893	Note 7
		MLPC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	199,703	—	199,703	Note 7
		China Steel Corporation 2nd Unsecured Corporate Bonds - A Issue in 2008	—	Held-to-maturity financial assets	—	100,033	—	100,033	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	202,049	—	202,049	Note 7
		Taiwan Power Co. 2nd Unsecured Bond - CB Issue in 2003	—	Held-to-maturity financial assets	—	151,043	—	151,043	Note 7
		Chinatrust Commercial Bank 2nd Unsecured Subordinate Financial Debentures Issue in 2003	—	Held-to-maturity financial assets	—	198,410	—	198,410	Note 7
		China Development Industrial Bank 2nd Financial Debentures Issue in 2006	—	Held-to-maturity financial assets	—	198,741	—	198,741	Note 7
		TaipeiFubon Bank 1st Financial Debentures - BA Issue in 2005	—	Held-to-maturity financial assets	—	100,407	—	100,407	Note 7

1	Senao International Co., Ltd.	Stocks
		Senao Networks, Inc.	Equity- method investee	Investments accounted for using equity method	15,295	288,407	41	288,407	Note 1
		Senao International (Samoa) Holding Ltd.	Subsidiary	Investments accounted for using equity method	—	—	100	—	Note 8
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200	12,000	9	12,672	Note 2

		Beneficiary certificates (mutual fund)
		Prudential Financial Bond Fund	—	Available-for-sale financial assets	3,304	50,000	—	50,005	Note 4
		IBT Bond Fund	—	Available-for-sale financial assets	3,691	50,000	—	50,009	Note 4
		Fuh Hwa Global Short-term Income Fund	—	Available-for-sale financial assets	4,850	50,000	—	50,379	Note 4
		Fuh Hwa Strategic High Income Fund	—	Available-for-sale financial assets	5,000	50,000	—	51,100	Note 4

2	CHIEF Telecom Inc.	Stocks
		Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200	1,997	100	1,997	Note 1
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Investments accounted for using equity method	400	993	100	993	Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200	7,601	100	7,601	Note 1
		eASPNet Inc.	—	Financial assets carried at cost	1,000	—	2	—	Note 2
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374	3,450	10	6,633	Note 2

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2009				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

3	Chunghwa System Integration Co., Ltd.	Stocks
		Concord Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	500	$474	100	$474	Note 1

		Beneficiary certificates (mutual fund)
		Cathay Global Aggressive Fund of Fund	—	Available-for-sale financial assets	1,233	15,000	—	15,690	Note 4
		Cathay Global Infrastructure Fund	—	Available-for-sale financial assets	1,418	15,000	—	12,099	Note 4

9	Chunghwa Telecom Singapore Pte., Ltd.	Stocks

		ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Investments accounted for using equity method	18,102	408,341 (SG$17,878)	38	408,341 (SG$17,878)	Note 1

18	Concord Technology Co., Ltd.	Stocks
		Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	500	469	100	469	Note 1

14	Chunghwa Investment Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. Co., Ltd.	Subsidiary	Investments accounted for using equity method	10,317	109,560	54	109,560	Note 1
		Chunghwa Investment Holding Company	Subsidiary	Investments accounted for using equity method	589	10,860	100	10,860	Note 1
		Tatung Technology Inc.	Equity-method investee	Investments accounted for using equity method	5,000	36,544	28	36,544	Note 1
		PandaMonium Company Ltd.	Equity-method investee	Investments accounted for using equity method	602	—	43	—	Note 1
		CHIEF Telecom Inc.	Equity-method investee	Investments accounted for using equity method	2,000	20,558	4	20,933	Note 1
		Digimax Inc.	—	Financial assets carried at cost	2,000	36,000	4	15,860	Note 2
		ChipSiP Technology Co.	—	Financial assets carried at cost	923	25,508	3	21,093	Note 11
		iD Branding Ventures	—	Financial assets carried at cost	2,500	25,000	3	27,100	Note 2
		Crystal Media Inc. Co.	—	Financial assets carried at cost	1,000	15,000	5	6,380	Note 2
		Giga Solar Materials Corporation	—	Financial assets carried at cost	456	54,720	2	216,481	Note 11
		UniDisplay Inc.	—	Financial assets carried at cost	4,000	46,000	3	46,000	Note 2
		Superior Industries Co., Ltd.	—	Financial assets carried at cost	750	22,500	2	14,880	Note 2
		XinTec Inc.	—	Financial assets carried at cost	24	1,076	—	1,280	Note 2
		LightHouse Technology Co.	—	Financial assets carried at cost	219	10,650	—	11,802	Note 11
		J Touch Corporation.	—	Financial assets carried at cost	74	3,640	—	4,241	Note 11
		DelSolar Co., Ltd.	—	Financial assets carried at cost	113	5,376	—	5,885	Note 11
		Taidoc Technology Corporation	—	Financial assets carried at cost	26	3,468	—	3,348	Note 11
		Tennrich International Corp.	—	Financial assets carried at cost	163	3,112	—	3,982	Note 11
		Subtron Technology Co.	—	Financial assets carried at cost	271	3,384	—	3,667	Note 11
		Huga Optotech Inc.	—	Financial assets carried at cost	229	6,672	—	8,116	Note 11
		Tatung Fine Chemicals Co.	—	Financial assets carried at cost	93	7,762	—	5,863	Note 11
		Join Well Technology Co.	—	Financial assets carried at cost	206	8,210	—	10,368	Note 11
		Daxon Technology Inc.	—	Financial assets carried at cost	50	750	—	1,278	Note 11
		Win Semiconductors Corp.	—	Financial assets carried at cost	260	7,603	—	7,145	Note 11
		GoaTronics Inc.	—	Prepayments for long-term investments in stocks	—	25,000	—	25,000	—
		Huga Optotech Inc.	—	Prepayments for long-term investments in stocks	—	791	—	791	—
		Tennrich International Corp.	—	Prepayments for long-term investments in stocks	—	7	—	7	—
		China Steel Corporation	—	Available-for-sale financial assets	263	7,757	—	8,721	Note 5
		Chi Mei Optoelectronics Corporation	—	Available-for-sale financial assets	20	332	—	450	Note 5
		Lite-On Technology Corp.	—	Available-for-sale financial assets	10	247	—	483	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2009				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		Asustek Computer Inc.	—	Available-for-sale financial assets	10	$395	—	$619	Note 5
		Orise Technology Co.	—	Available-for-sale financial assets	15	604	—	1,193	Note 5
		AU Optronics Corp.	—	Available-for-sale financial assets	6	181	—	223	Note 5
		Hon Hai Precision Ind. Co.	—	Available-for-sale financial assets	3	324	—	455	Note 5
		Tung Ho Steel Enterprise Corp.	—	Available-for-sale financial assets	30	1,009	—	1,040	Note 5
		Asia Cement Corporation	—	Available-for-sale financial assets	40	1,476	—	1,384	Note 5
		Yuanta Financial Holdings	—	Available-for-sale financial assets	70	1,707	—	1,645	Note 5
		Soft-World International Corporation	—	Available-for-sale financial assets	5	898	—	1,018	Note 5
		Radium Life Tech. Co., Ltd.	—	Available-for-sale financial assets	20	549	—	538	Note 5
		China Synthetic Rubber Corporation	—	Available-for-sale financial assets	20	686	—	684	Note 5
		Cyberlink Co.	—	Available-for-sale financial assets	5	676	—	685	Note 5
		Formosa Plastics Corporation	—	Available-for-sale financial assets	86	4,961	—	5,768	Note 5
		Fubon Financial Holding Co.	—	Available-for-sale financial assets	200	7,447	—	7,860	Note 5
		Cathay Financial Holding Co.	—	Available-for-sale financial assets	151	8,669	—	8,985	Note 5
		Asustek Computer Inc.	—	Available-for-sale financial assets	100	5,708	—	6,180	Note 5
		LARGAN Precision Co.	—	Available-for-sale financial assets	10	3,870	—	4,294	Note 5
		Dynapack International Technology Corp.	—	Available-for-sale financial assets	36	3,261	—	4,034	Note 5
		Anpec Electronics Corporation	—	Available-for-sale financial assets	51	1,745	—	2,746	Note 5
		Wei Chuan Foods Corp.	—	Available-for-sale financial assets	198	8,710	—	8,633	Note 5
		Faraday Technology Corp.	—	Available-for-sale financial assets	5	281	—	356	Note 5
		Gemtek Technology Co.	—	Available-for-sale financial assets	50	2,907	—	2,890	Note 5
		Swancor. Ind. Co.	—	Available-for-sale financial assets	129	7,376	—	9,265	Note 5
		Apex Biotechnology Corp.	—	Available-for-sale financial assets	121	6,643	—	7,700	Note 5
		Via Technologies, Inc.	—	Available-for-sale financial assets	147	4,935	—	2,682	Note 5
		Cyberlink Co.	—	Available-for-sale financial assets	25	3,089	—	3,466	Note 5
		ITE Tech. Inc.	—	Available-for-sale financial assets	5	317	—	362	Note 5
		Optotech Corporation	—	Available-for-sale financial assets	50	1,305	—	1,430	Note 5
		Sino-American Silicon Products Inc.	—	Available-for-sale financial assets	113	8,841	—	9,954	Note 5
		Solar Applied Materials Technology Corp.	—	Available-for-sale financial assets	61	4,795	—	4,987	Note 5
		Vanguard International Semiconductor Co.	—	Available-for-sale financial assets	220	3,434	—	3,542	Note 5
		Marcoblock Inc.	—	Available-for-sale financial assets	10	1,162	—	1,490	Note 5
		Taiwan Semiconductor Co.	—	Available-for-sale financial assets	240	6,635	—	6,888	Note 5
		Tang Eng Iron Works Co.	—	Available-for-sale financial assets	75	2,449	—	2,902	Note 5
		Pan Jit International Inc.	—	Available-for-sale financial assets	270	5,415	—	7,250	Note 5
		Lite-On Semiconductor Corp.	—	Available-for-sale financial assets	285	6,300	—	6,883	Note 5
		MediaTek Inc.	—	Available-for-sale financial assets	2	991	—	1,116	Note 5
		Elan Microelectronics Corp.	—	Available-for-sale financial assets	105	5,334	—	5,953	Note 5
		Prolific Technology Inc.	—	Available-for-sale financial assets	50	1,776	—	2,450	Note 5
		Ability Enterprise Co.	—	Available-for-sale financial assets	95	5,933	—	5,966	Note 5
		Taiwan Hon Chuan Enterprise Co., Ltd.	—	Available-for-sale financial assets	100	5,306		5,300	Note 5
		Asia Cement Corporation	—	Available-for-sale financial assets	100	3,424	—	3,460	Note 5
		I-Chiun Precision Industry Co., Ltd.	—	Available-for-sale financial assets	40	1,916	—	2,208	Note 5
		Cyber Power Systems, Inc.	—	Available-for-sale financial assets	100	7,532	—	13,500	Note 5
		Everlight Electronics Co., Ltd.	—	Available-for-sale financial assets	70	7,621	—	8,400	Note 5
		Yuanta Financial Holdings	—	Available-for-sale financial assets	300	6,978	—	7,050	Note 5
		Unimicron Technology Corp.	—	Available-for-sale financial assets	70	3,108	—	3,248	Note 5
		Hiwin Technologies Corp.	—	Available-for-sale financial assets	80	3,101	—	3,348	Note 5
		Sunrex Technology Corporation	—	Available-for-sale financial assets	176	6,285	—	6,574	Note 5
		A-DATA Technology Co., Ltd.	—	Available-for-sale financial assets	20	1,564	—	2,090	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2009				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		Delta Electronics, Inc.	—	Available-for-sale financial assets	60	$5,379	—	$6,000	Note 5
		Vivotek Inc.	—	Available-for-sale financial assets	95	3,764	—	4,323	Note 5
		Visual Phoionics Epijaxy Co., Ltd.	—	Available-for-sale financial assets	55	4,564	—	4,829	Note 5
		Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	15	897	—	935	Note 5
		San Chih Semiconductor Inc. Ltd.	—	Available-for-sale financial assets	7	347	—	545	Note 5
		JuTeng International Holdings Limited	—	Available-for-sale financial assets	195	8,175	—	7,020	Note 5
		Tingyi (Cayman Islands) Holding Corp.	—	Available-for-sale financial assets	50	2,295	—	2,325	Note 5
		Neo-Neon Holdings Limited	—	Available-for-sale financial assets	400	5,280	—	6,420	Note 5

		Beneficiary certificates (mutual)
		Cathay Bond Fund	—	Available-for-sale financial assets	4,285	50,880	—	51,229	Note 4
		Jih Sun Bond Fund	—	Available-for-sale financial assets	2,130	30,000	—	30,070	Note 4
		FSITC Bound Found	—	Available-for-sale financial assets	294	50,000	—	50,094	Note 4
		Fuh Hwa Yu-Li Found	—	Available-for-sale financial assets	3,501	45,004	—	45,107	Note 4
		Fuh Hwa Global Fixed Income Found of Founds	—	Available-for-sale financial assets	1,899	20,757	—	23,304	Note 4
		Cathay Cathay Found	—	Available-for-sale financial assets	408	5,000	—	6,166	Note 4
		Manulife Asia Pacific Bond Fund	—	Available-for-sale financial assets	2,000	20,000	—	19,820	Note 4
		Capital Income Fund	—	Available-for-sale financial assets	649	10,000	—	10,000	Note 4
		Jih Sun Small Cap Fund	—	Available-for-sale financial assets	868	12,000	—	12,783	Note 4
		Kathy Mandarin Fund	—	Available-for-sale financial assets	500	5,000	—	4,950	Note 4
		Cathy Man AHL Futures Trust Fund of Funds	—	Available-for-sale financial assets	2,474	25,000	—	23,302	Note 4

		Bonds
		Hua Nan Financial Holdings Company 1st Unsecured Subordinate Corporate Bonds Issue in 2006	—	Available-for-sale financial assets	500	51,398	—	51,675	Note 5
		AU Optronics Corporation 1st Secured Corporate Bonds Issue in 2008	—	Available-for-sale financial assets	500	51,372	—	51,648	Note 5

		Convertible bonds
		Synnex Technology International Corporation 1st Uusecured Convertible Bond Issue in 2008	—	Financial assets at fair value through profit or loss	9	1,002	—	1,010	Note 5
		Epistar Corporation Ltd. 3rd Convertible Bond	—	Financial assets at fair value through profit or loss	35	3,732	—	4,078	Note 5
		Evergreen Marine Corp. (Taiwan) Ltd. 3rd Unsecured Convertible Bond	—	Financial assets at fair value through profit or loss	60	6,412	—	6,288	Note 5
		Everlight Electronics Co., Ltd. 3rd Convertible Bonds	—	Financial assets at fair value through profit or loss	40	4,351	—	5,136	Note 5
		Asia Optical’s Second Domestic Unsecured Convertible Bond	—	Financial assets at fair value through profit or loss	49	4,900	—	6,223	Note 5
		Everlight Electronics Co., Ltd. 4th Convertible Bonds	—	Financial assets at fair value through profit or loss	50	5,000	—	5,958	Note 5
		King Slide works Co., Ltd. 2nd convertible bond	—	Financial assets at fair value through profit or loss	50	5,000	—	5,150	Note 5

22	Senao International	Stocks
	(Samoa) Holding Ltd.	Senao International HK Limited	Subsidiary	Investment accounted for using equity method	—	—	100	—	Note 9

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2009				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

24	Chunghwa Investment Holding Company	Stocks CHI One Investment Co., Limited	Subsidiary	Investment accounted for using equity method	—	$—	100	$—	Note 10

Note 1:	The net asset values of investees were based on audited financial statements.

Note 2:	The net asset values of investees were based on unaudited financial statements.

Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but not on operating stage, yet. Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

Note 4:	The net asset values of beneficiary certification (mutual fund) were based on the net asset values on December 31, 2009.

Note 5:	Market value was based on the closing price of December 31, 2009.

Note 6:	Showing at their original carrying amounts without adjustments for fair values, except for held-to-maturity financial assets.

Note 7:	The net asset values of investees were based on amortized cost.

Note 8:	Senao International (Samoa) Holding Ltd. (SIS) was established by Senao in 2009. No capital is injected in SIS yet by the end of 2009.

Note 9:	Senao International HK Limited (SIHK) was established by SIS in 2009. No capital is injected in SIHK yet by the end of 2009.

Note 10:	CHI One Investment Co., Ltd. (COI) was established by CHI in 2009. No capital is injected in COI yet by the end of 2009.

Note 11:	Market value of emerging stock was based on the average trading price on December 31, 2009.

(Concluded)

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL FOR THE YEAR ENDED DECEMBER 31, 2009

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter-party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

0	Chunghwa Telecom Co., Ltd.	Stock
		Chunghwa Investment Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	98,000	$829,716 (Note 3)	80,000	$758,709	—	$—	$—	$—	178,000	$1,651,391 (Note 3)
		Chunghwa Singapore Pte. Ltd.	Investments accounted for using equity method	—	Subsidiary	34,869	791,161 (Note 3)	27,000	610,659	—	—	—	—	61,869	1,407,519 (Note 3)
		Vettel-CHT Co., Ltd.	Investments accounted for using equity method	—	Equity method investee	—	95,836 (Note 3)	—	197,088	—	—	—	—	—	269,924 (Note 3)
		Beneficiary certificates (mutual fund)
		PCA Well Pool Fund	Available-for-sale financial assets	—	—	117,079	1,500,000	77,102	1,000,000	—	—	—	—	194,181	2,500,000
		Yuanta Wan Tai Bond Fund	Available-for-sale financial assets	—	—	104,520	1,500,000	69,163	1,000,000	—	—	—	—	173,683	2,500,000
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	—	—	126,106	1,500,000	—	—	—	—	126,106	1,500,000
		Polaris De-Li Fund	Available-for-sale financial assets	—	—	97,388	1,500,000	128,513	2,000,000	96,247	1,500,000	1,491,213	8,787	129,654	2,008,787
		Fuh-Hwa Bond Fund	Available-for-sale financial assets	—	—	—	—	108,849	1,500,000	—	—	—	—	108,849	1,500,000
		Franklin Templeton Sinoam Franklin Templeton Global Bond Fund of Fund	Available-for-sale financial assets	—	—	18,089	200,000	4,060	50,000	8,149	102,177	91,982	10,195	14,000	158,018
		Fuh Hwa Global Fixed Inc. FOFs	Available-for-sale financial assets	—	—	—	—	11,512	140,000	—	—	—	—	11,512	140,000
		Fubon Taiwan Selected Fund	Available-for-sale financial assets	—	—	100,000	618,404	—	—	100,000	671,052	618,104	52,948	—	—
		HSBC Taiwan Balanced Strategy Fund	Available-for-sale financial assets	—	—	100,000	797,811	—	—	100,000	794,099	769,374 (Note 4)	24,725	—	—
		Cathay Chung Hwa No. 1 Fund	Available-for-sale financial assets	—	—	100,000	717,909	—	—	100,000	696,522	710,886 (Note 4)	(14,364)	—	—
		Fuh Hwa Power Fund III	Available-for-sale financial assets	—	—	100,000	726,771	—	—	100,000	717,136	677,182 (Note 4)	39,954	—	—
		MFS Meridian Emerging Markets Debt Fund	Available-for-sale financial assets	—	—	336	208,578	—	—	336	231,575	208,578	22,997	—	—
		MFS Meridian Strategic Income Fund	Available-for-sale financial assets	—	—	316	132,592	—	—	316	141,019	132,592	8,427	—	—
		Fidelity Fds Intl Bond	Available-for-sale financial assets	—	—	14,644	565,387	—	—	14,644	551,576	565,387	(13,811)	—	—
		Sinopia Alternative Funds - Global Bond Market Neutral Fund 600	Available-for-sale financial assets	—	—	—	623,332	—	—	—	684,208	647,917	36,291	—	—
		HSBC GIF Global Emerging Markets Bond Fund	Available-for-sale financial assets	—	—	—	—	273	155,112	—	—	—	—	273	155,112
		Templeton Global Bond Fund Class A	Available-for-sale financial assets	—	—	—	—	289	210,001	—	—	—	—	289	210,001
		PIMCO Global Investor Series plc Global Investment Grade Credit Fund Class H - Institutional Accumulation	Available-for-sale financial assets	—	—	—	—	398	161,575	—	—	—	—	398	161,575
		Schroder International Selection Fund - BRIC (Brazil, Russia, India, China) EUR A1 (Accumulation)	Available-for-sale financial assets	—	—	—	—	31	197,071	—	—	—	—	31	197,071
		Fidelity Funds - European High Yield Fund	Available-for-sale financial assets	—	—	324	126,425	—	—	324	131,145	126,425	4,720	—	—

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance			Acquisition			Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)		Shares (Thousands/ Thousand Units)	Amount		Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)

		Parvest Europe Bond Fund	Available-for-sale financial assets	—	—	39		$287,400	—		$—	39	$320,925	$287,400	$33,525	—		$—
		SISF - Euro Bond Class A1 (Accumulation)	Available-for-sale financial assets	—	—	—		—	260		190,098	—	—	—	—	260		190,098
		Fidelity Euro Balance Fund	Available-for-sale financial assets	—	—	879		560,819	—		—	403	217,420	257,136	(39,716)	476		303,683

Bonds
		Taiwan Power Co. 1st Unsecured Bond-B Issue in 2001	Held-to-maturity financial assets	—	—	—		—	—		262,500 (Note 2)	—	—	—	—	—		175,000 (Notes 2 and 5)
		Formosa Petrochemical Corporation 5th Unsecured Corporate Bonds Issue in 2006	Held-to-maturity financial assets	—	—	—		—	—		200,000 (Note 2)	—	—	—	—	—		200,000 (Note 2)
		Nan Ya Company 3rd Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—		—	—		200,000 (Note 2)	—	—	—	—	—		200,000 (Note 2)
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2007	Held-to-maturity financial assets	—	—	—		—	—		200,000 (Note 2)	—	—	—	—	—		200,000 (Note 2)
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	Held-to-maturity financial assets	—	—	—		—	—		100,000 (Note 2)	—	—	—	—	—		100,000 (Note 2)
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008.	Held-to-maturity financial assets	—	—	—		—	—		100,000 (Note 2)	—	—	—	—	—		100,000 (Note 2)
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009.	Held-to-maturity financial assets	—	—	—		—	—		200,000 (Note 2)	—	—	—	—	—		200,000 (Note 2)
		Nan Ya Company 1st Unsecured Corporate Bonds Issue in 2009.	Held-to-maturity financial assets	—	—	—		—	—		100,000 (Note 2)	—	—	—	—	—		100,000 (Note 2)
		MLPC 1st Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—		—	—		200,000 (Note 2)	—	—	—	—	—		200,000 (Note 2)
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2007	Held-to-maturity financial assets	—	—	—		—	—		200,000 (Note 2)	—	—	—	—	—		200,000 (Note 2)
		Taiwan Power Co. 2nd Unsecured Bond-CB Issue in 2003	Held-to-maturity financial assets	—	—	—		—	—		150,000 (Note 2)	—	—	—	—	—		150,000 (Note 2)
		Taipei Fubon Bank 1st Financial Debentures-BA Issue in 2005	Held-to-maturity financial assets	—	—	—		—	—		100,000 (Note 2)	—	—	—	—	—		100,000 (Note 2)
1	Senao International Co., Ltd.	Beneficiary certificates (mutual fund)
		Prudential financial bond	Available-for-sale financial assets	—	—	—		—	6,610		100,000	3,306	50,031	50,000	31	3,304		50,000
		IBT bond	Available-for-sale financial assets	—	—	—		—	7,385		100,000	3,694	50,041	50,000	41	3,691		50,000
9	Chunghwa Telecom Singapore Pte., Ltd.	Stocks
		ST-2 Satellite Ventures Pte., Ltd.	Investment accounted for using equipment	—	Equity-method investee	4,735	(SG$	106,432 4,735)	13,367	(SG$	302,629 13,367)	—	—	—	—	18,102	(SG$	408,341 17,878) (Note 3)
14	Chunghwa Investment Co., Ltd.	Beneficiary certificates (mutual fund)
		Cathay G16 Money Market	Available-for-sale financial assets	—	—	4,860		50,163	4,845		50,851	9,705	100,594	101,014	(420)	—		—

Note 1:	Showing at their original carrying amounts without adjustments for fair values.

Note 2:	Stated at its nominal amounts.

Note 3:	The ending balance includes investment gain (loss) recognized under equity method, cumulative translation adjustments, and unrealized loss on financial instruments, respectively.

Note 4:	The carrying amount of disposal was decreased by impairment losses.

Note 5:	The carrying amount of installment was deducted $87,500 thousand.

(Concluded)

TABLE 4

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2009

(In Thousands of New Taiwan Dollars)

Company Name	Type of Property	Transaction Date	Transaction Amount	Proceeds Collection Status	Counter- party	Nature of Relationship	Prior Transaction Made by Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationship	Transfer Date	Amount

Light Era Development Co., Ltd.	Land and buildings	2009.09.01	$610,000	All collected	New Brilliance Asset Management Corp.	—	—	—	—	$—	Evaluation report of jointed firm	Construction sites	—

TABLE 5

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2009

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)		% to Total

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$999,821 (Note 4)	1	30 days	(Note 2)	(Note 2)	$261,458 (Note 5)		2
				Purchase	5,172,852 (Note 3)	5	30-90 days	(Note 2)	(Note 2)	(604,005)		(6)
		CHIEF Telecom Inc.	Subsidiary	Sales	229,335 (Note 6)	—	30 days	(Note 2)	(Note 2)	23,031		—
				Purchase	309,498	—	60 days	(Note 2)	(Note 2)	(51,554)		(1)
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	441,564 (Note 7)	—	30 days	—	—	(426,674 (Note 8	) )	(4)
		InfoExplorer Co., Ltd.	Subsidiary	Purchase	111,190 (Note 9)	—	30 days	(Note 2)	(Note 2)	(11,382)		—
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Purchase	481,743	—	30-90 days	—	—	(271,290)		(3)
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	5,093,269 (Note 3)	27	30-90 days	(Note 2)	(Note 2)	604,005		59
				Purchase	956,945 (Note 4)	6	30 days	(Note 2)	(Note 2)	(142,117 (Note 5	) )	(12)
2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	309,498	28	60 days	(Note 2)	(Note 2)	51,554		39
				Purchase	228,557 (Note 6)	26	30 days	(Note 2)	(Note 2)	(23,031)		(28)
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,334,846 (Note 7)	45	30 days	—	—	427,123 (Note 8)		86
11	InfoExplorer Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	142,506 (Note 9)	22	30 days	(Note 2)	(Note 2)	11,382		4

Note 1:	Excluding payment and receipts in trust for others.
Note 2:	Transaction terms were determined in accordance with mutual agreements.
Note 3:	The difference was because Senao International Co., Ltd. classified the amount as nonoperating income and other current liabilities.
Note 4:	The difference was because Senao International Co., Ltd. classified the amount as operating expenses.
Note 5:	The difference was because Senao International Co., Ltd. classified the amount as other payables.
Note 6:	The difference was because CHIEF Telecom Inc. classified the amount as operating expenses.
Note 7:	The difference was because Chunghwa classified the amount as property, plant and equipment, inventories, and intangible assets.
Note 8:	The difference was because Chunghwa classified the amount as payables to contractors.
Note 9:	The difference was because Chunghwa classified the amount as property, plant and equipment, inventories, and intangible asset.

TABLE 6

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2009

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$261,458	4.54	$—	—	$261,458	$—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	862,912	8.50	—	—	3,771	—
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	427,123	2.42	—	—	182,104	—

Note: Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

Table 7

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE YEAR ENDED DECEMBER 31, 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2009			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					December 31, 2009	December 31, 2008	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	29	$1,331,859	$1,008,040	$288,268	Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	2,926,677	(49,907)	(49,757)	Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Telecommunications, telecommunications value-added services and other related professional investment	1,738,709	980,000	178,000	89	1,651,391	45,517	34,424	Subsidiary
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	1,389,939	779,280	61,869	100	1,407,519	24	24	Subsidiary
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services	838,506	838,506	60,000	100	706,932	3,702	(14,033)	Subsidiary
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	447,647	25,012	19,956	Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	427,810	(53,764)	(48,471)	Equity-method investee
		InfoExplorer Co., Ltd.	Banqiao City, Taipei	IT solution provider, IT application consultation, system integration and package solution	283,500	—	22,498	49	276,472	5,093	(7,029)	Subsidiary
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	91,239	—	30	269,924	23,766	7,724	Equity-method investee
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	201,263	201,263	51,590	100	230,528	15,075	15,075	Subsidiary
		Chunghwa International Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	171,986	60,714	61,441	Subsidiary
		Skysoft Co., Ltd.	Taipei	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	89,913	16,816	5,045	Equity-method investee
		KingWay Technology Co., Ltd.	Taipei	Publishing books, data processing and software services	71,770	71,770	1,703	33	69,913	2,252	(4,804)	Equity-method investee
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	63,752	14,916	(5,115)	Subsidiary
		Spring House Entertainment Inc.	Taipei	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	5,996	56	57,095	20,332	11,982	Subsidiary
		So-net Entertainment Taiwan	Taipei	Online service and sale of computer hardware	60,008	—	3,429	30	30,920	(96,958)	(29,086)	Equity-method investee
		Chunghwa Telecom Japan Co., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	17,291	6,140	1	100	10,166	(4,304)	(4,304)	Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Note 3)	—	— (Note 3)	Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Note 3)	—	— (Note 3)	Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of December 31, 2009				Net Income (Loss) of the Investee			Recognized Gain (Loss) (Notes 1 and 2)			Note
					December 31, 2009		December 31, 2008		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang, Taipei	Telecommunication facilities manufactures and sales		$206,190		$206,190	15,295	41		$288,407		$104,663			$45,235		Equity-method investee
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment		—		—	—	100		— (Note 4)		—			—		Subsidiary
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Telecommunication and internet service		2,000		2,000	200	100		1,997		33			33		Subsidiary
		CHIET Telecom (Hong Kong) Limited	Hong Kong	Network communication and engine room hiring	(HK$	1,678 400)	(HK$	1,678 400)	400	100	(HK$	993 241)	(HK$	(191 (45	) ))	(HK$	(191 (45	) ))	Subsidiary
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	(US$	6,068 200)	(US$	6,068 200)	200	100	(US$	7,601 238)	(US$	1,178 36)		(US$	1,178 36)		Subsidiary
3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Providing advanced business solutions to telecom- munications	(US$	16,179 500)	(US$	16,179 500)	500	100	(US$	474 15)	(US$	(12,738 (386	) ))	(US$	(12,738 (386	) ))	Subsidiary
9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecom- munication satellite	(SG$	409,061 18,102)	(SG$	106,432 4,735)	18,102	38	(SG$	408,341 17,878)	(SG$	(7,478 (329	) ))	(SG$	(2,842 (125	) ))	Equity-method investee
14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Tao Yuan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products		91,875		91,875	10,317	54		109,560		(9,998)			(5,372)		Subsidiary
		Chunghwa Investment Holding Company	Brunei	General investment	(US$	20,000 589)	(US$	20,000 589)	589	100	(US$	10,860 341)	(US$	(72 (2	) ))	(US$	(72 (2	) ))	Subsidiary
		Tatung Technology Inc.	Taipei	The product of SET TOP BOX		50,000		50,000	5,000	28		36,544		6,072			760		Equity-method investee
		Panda Monium Company Ltd.	Cayman	The production of animation	(US$	20,000 602)	(US$	20,000 602)	602	43		—		(34,418)			(14,645)		Equity-method investee
		CHIEF Telecom Inc.	Taipei	Telecommunication and internet service		20,000		20,000	2,000	4		20,588		25,012			550		Equity-method investee
18	Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecom- munications	(US$	16,179 500)	(US$	16,179 500)	500	100	(US$	469 15)	(US$	(12,738 (386	) ))	(US$	(12,738 (386	) ))	Subsidiary
22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited.	Hong Kong	Sales of communication business		—		—	—	100		— (Note 5)		—			—		Subsidiary
24	Chunghwa Investment Holding Company	CHI One Investment Co., Limited	Hong Kong	General investment		—		—	—	100		— (Note 6)		—			—		Subsidiary

Note 1:	The equity in net income (loss) of investees was based on audited financial statements.

Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but not on operating stage. Chunghwa has 100% ownership right in an amount of US$1 in each holding company.

Note 4:	Senao International (Samoa) Holding Ltd. was established by Senao International Co., Ltd. in 2009. No capital is injected in Senao International (Samoa) yet by the end of 2009.

Note 5:	Senao International Co., Ltd. established Senao International HK Limited by the subsidiary, Senao International (Samoa) Holding Ltd., in 2009. No capital is injected in Senao International HK Limited yet by the end of 2009.

Note 6:	CHI established CHI One Investment Co., Limited by the subsidiary, Chunghwa Investment Holding Company, in Hong Kong in 2009. No capital is injected in CHI One Investment Co., Limited yet by the end of 2009.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD.

INVESTMENT IN MAINLAND CHINA

FOR THE YEAR ENDED DECEMBER 31, 2009

(Amounts in Thousands of New Taiwan Dollars, in Thousands of U.S. Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital		Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2009		Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2009		% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)			Carrying Value as of December 31, 2009		Accumulated Inward Remittance of Earnings as of December 31, 2009
							Outflow	Inflow

Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$ (US$	16,179 500)	Note 1	$ (US$	16,179 500)	$—	$—	$ (US$	16,179 500)	100%	$ (US$	(12,738 (386	) ))	$ (US$	469 15)	$—

Accumulated Investment in Mainland China as of December 31, 2009		Investment Amounts Authorized by Investment Commission, MOEA		Upper Limit on Investment Stipulated by Investment Commission, MOEA
$ (US$	16,179 500)	$ (US$	48,169 1,500)	$375,245 (Note 3)

Note 1:	Chunghwa System Integration Co., Ltd. indirectly owns this investee through an investment company registered in a third region.

Note 2:	Recognition of investment gains (losses) was calculated based on the investee’s audited financial statements.

Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.

TABLE 9

CHUNGHWA TELECOM CO., LTD.

SEGMENT INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(Amount in Thousands of New Taiwan Dollars)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total
Year ended December 31, 2009

Revenues from external customers	$71,623,447	$74,102,564	$22,855,233	$15,252,941	$206,087	$—	$184,040,272
Intersegment revenues (Note 2)	13,649,786	1,914,861	716,818	1,523,235	2,734	(17,807,434)	—
Interest revenue	3,071	42	2,006	5,414	443,931	—	454,464
Other income	83,771	22,406	67,931	9,482	937,775	—	1,121,365

	$85,360,075	$76,039,873	$23,641,988	$16,791,072	$1,590,527	$(17,807,434)	$185,616,101

Interest expense	$2,505	$194	$34	$20	$23	$—	$2,776

Depreciation and amortization	$23,984,346	$8,237,698	$2,194,515	$1,392,868	$163,451	$—	$35,972,878

Other expense	$156,248	$94,103	$2,310	$477	$296,677	$—	$549,815

Segment income before tax	$17,246,448	$28,804,144	$8,986,531	$2,582,390	$(1,456,092)	$—	$56,163,421

Total assets	$231,176,634	$58,202,467	$15,884,070	$17,371,498	$120,525,134	$—	$443,159,803

Capital expenditures for segment assets	$15,877,274	$5,006,928	$1,802,924	$1,145,264	$511,944	$—	$24,344,334

Year ended December 31, 2008

Revenues from external customers	$73,172,775	$75,014,150	$22,304,668	$16,028,594	$260,463	$—	$186,780,650
Intersegment revenues (Note 2)	11,928,677	1,933,572	562,746	1,526,956	1,646	(15,953,597)	—
Interest revenue	2,849	166	2,034	32,708	1,829,118	—	1,866,875
Other income	208,860	78,860	7,685	34,247	1,310,350	—	1,640,002

	$85,313,161	$77,026,748	$22,877,133	$17,622,505	$3,401,577	$(15,953,597)	$190,287,527

Interest expense	$192	$200	$5	$7	$—	$—	$404

Depreciation and amortization	$25,500,893	$8,739,578	$2,266,210	$1,319,822	$142,435	$—	$37,968,938

Other expense	$323,680	$27,462	$1,558	$409	$1,844,184	$—	$2,197,293

Segment income before tax	$15,395,210	$31,673,172	$9,821,036	$2,888,990	$(1,305,543)	$—	$58,472,865

Total assets	$243,101,703	$61,613,764	$15,619,274	$17,233,831	$121,700,099	$—	$459,268,671

Capital expenditures for segment assets	$20,709,584	$5,162,099	$1,785,866	$1,199,187	$803,615	$—	$29,660,351

(Continued)

Note 1:	The Company organizes its reporting segments based on types of organizational business. The five reporting segments are segregated as below: domestic fixed communications business, mobile communications business, internet business, international fixed communications business and others.

•     Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

•     Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

•     Internet business - the provision of HiNet services and related services;

•     International fixed communications business - the provision of international long distance telephone services and related services;

•     Others - the provision of non-Telecom Services, and the corporate related items not allocated to reportable segments.

Note 2:	Represents inter-segment revenues from goods and services.

Note 3:	Beginning from September 1, 2009, the Company redefined its financial reporting operating segments into five operating segments: (a) domestic fixed communications business, (b) mobile communications business, (c) internet business, (d) international fixed communications business and (e) others. Prior to September 1, 2009, Chunghwa Telecom had six operating segments: (a) local operations, (b) domestic long distance operations, (c) international long distance operations, (d) cellular service operations, (e) internet and data operations, and (f) all others. The redefinition of the company’s operating segments is expected to facilitate the management’s ability to assess the performance of each operating segment by conforming the company’s operating segments to the international trends of other telecommunications companies in general. The Company also early adopted the Statement of Financial accounting Standards No. 41 “Operating Segments” (“SFAS No. 41”) starting from September 1, 2009. For the comparative purpose, the segments information for the year ended December 31, 2008 was presented in accordance with SFAS No. 41.

(Concluded)

TABLE 10

CHUNGHWA TELECOM CO., LTD.

PRODUCTS AND SERVICE REVENUES

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(Amount in Thousands of New Taiwan Dollars)

	Year Ended December 31
	2009	2008

Mobile services revenue	$71,296,171	$72,290,568
Local telephone services revenue	34,119,625	35,247,753
Leased line services revenue	27,494,829	27,669,720
Internet services revenue	20,800,937	21,062,207
International long distance telephone services revenue	12,878,411	14,100,047
Domestic long distance telephone services revenue	7,406,709	8,480,349
Others	10,043,590	7,930,006

	$184,040,272	$186,780,650

Exhibit 4

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Years Ended December 31, 2009 and 2008 and

Independent Auditors’ Report

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

Chunghwa Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheet of Chunghwa Telecom Co., Ltd. and subsidiaries (“the Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity, and cash flows then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Chunghwa Telecom Co., Ltd. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, and accounting principles generally accepted in the Republic of China.

As discussed in Note 3 to the consolidated financial statements, on January 1, 2008, the Company adopted Interpretation 96-052 issued by the Accounting and Research Development Foundation of the Republic of China that requires companies to record bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings. The Company early adopted the new Statements of Financial Accounting Standards No. 41, “Operating Segments” (“SFAS No. 41”) beginning from September 1, 2009.

March 10, 2010

Notice to Readers

The accompanying consolidated financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

	2009		2008
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$73,259,490	16	$81,288,165	18
Financial assets at fair value through profit or loss (Notes 2 and 5)	40,519	—	258,578	—
Available-for-sale financial assets (Notes 2 and 6)	17,537,089	4	14,182,385	3
Held-to-maturity financial assets (Notes 2 and 7)	1,099,595	—	769,435	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $2,798,679 in 2009 and $3,050,691 in 2008 (Notes 2 and 8)	11,973,180	3	10,844,712	2
Receivables from related parties (Note 28)	94,323	—	2,052	—
Other monetary assets (Note 9)	1,839,745	—	2,226,256	—
Inventories, net (Notes 2, 3, 10 and 20)	4,049,207	1	3,902,498	1
Deferred income taxes assets (Notes 2 and 25)	101,347	—	118,535	—
Restricted assets (Notes 20, 29 and 30)	177,462	—	58,914	—
Other current assets (Notes 11 and 20)	4,319,700	1	4,556,040	1

Total current assets	114,491,657	25	118,207,570	25

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	1,621,772	—	2,337,190	—
Financial assets carried at cost (Notes 2 and 13)	2,536,560	1	2,537,357	1
Held-to-maturity financial assets (Notes 2 and 7)	3,929,662	1	3,044,102	1
Other monetary assets (Notes 14 and 30)	1,000,000	—	1,000,000	—

Total long-term investment	9,087,994	2	8,918,649	2

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15, 28, 29 and 30)
Cost
Land	102,131,565	23	101,460,017	22
Land improvements	1,535,066	—	1,494,398	—
Buildings	63,184,398	14	63,029,159	14
Computer equipment	16,343,774	4	16,130,398	3
Telecommunications equipment	656,016,086	146	650,204,202	140
Transportation equipment	2,113,053	—	2,406,111	1
Miscellaneous equipment	7,230,632	2	7,331,543	2

Total cost	848,554,574	189	842,055,828	182
Revaluation increment on land	5,800,909	1	5,810,650	1

	854,355,483	190	847,866,478	183
Less: Accumulated depreciation	557,020,560	124	540,822,370	117

	297,334,923	66	307,044,108	66
Construction in progress and advances related to acquisition of equipment	15,687,426	4	16,005,390	4

Property, plant and equipment, net	313,022,349	70	323,049,498	70

INTANGIBLE ASSETS (Note 2)
3G concession	6,737,479	2	7,486,088	2
Goodwill	282,182	—	226,257	—
Others	597,417	—	558,435	—

Total intangible assets	7,617,078	2	8,270,780	2

OTHER ASSETS
Leased assets (Note 29)	362,700	—	516,637	—
Idle assets (Note 2)	957,475	—	957,757	—
Refundable deposits	1,550,825	1	1,373,644	—
Deferred income taxes assets (Notes 2 and 25)	482,931	—	1,543,315	1
Restricted assets (Note 29)	23,524	—	8,536	—
Others (Note 27)	1,400,282	—	743,903	—

Total other assets	4,777,737	1	5,143,792	1

TOTAL	$448,996,815	100	$463,590,289	100

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Short-term loans (Note 16)	$763,000	—	$258,000	—
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	828	—	107,344	—
Trade notes and accounts payable (Note 20)	10,155,383	2	11,359,570	2
Payables to related parties (Note 28)	335,719	—	523,488	—
Income tax payable (Notes 2 and 25)	4,311,545	1	5,687,100	1
Accrued expenses (Notes 3 and 17)	17,448,914	4	16,345,702	4
Due to stockholders for capital reduction (Note 21)	9,696,808	2	19,115,554	4
Current portion of long-term loans (Note 19)	117,181	—	8,440	—
Other current liabilities (Notes 2, 18, 20, 28 and 31)	16,870,329	4	16,529,811	4

Total current liabilities	59,699,707	13	69,935,009	15

NONCURRENT LIABILITIES
Long-term loans (Note 19)	221,252	—	29,400	—
Deferred income	2,483,764	1	2,072,297	—

Total noncurrent liabilities	2,705,016	1	2,101,697	—

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 27)	1,216,940	—	5,173,489	1
Customers’ deposits	5,998,035	2	6,159,722	2
Others	318,517	—	431,515	—

Total other liabilities	7,533,492	2	11,764,726	3

Total liabilities	70,033,201	16	83,896,418	18

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 2, 15, 21 and 23)
Common stock – $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 9,696,808 thousand shares	96,968,082	21	96,968,082	21

Preferred stock – $10 par value	—	—	—	—

Additional paid-in capital:
Capital surplus	169,496,289	38	179,193,097	38
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	304	—	3	—

Total additional paid-in capital	169,509,763	38	179,206,270	38

Retained earnings:
Legal reserve	56,987,241	13	52,859,566	11
Special reserve	2,675,894	—	2,675,894	1
Unappropriated earnings	43,749,962	10	41,276,274	9

Total retained earnings	103,413,097	23	96,811,734	21

Other adjustments
Cumulative translation adjustments	7,626	—	29,474	—
Unrecognized net loss of pension	(43,750)	—	(84)	—
Unrealized loss on financial instruments	(447,129)	—	(2,272,242)	—
Unrealized revaluation increment	5,803,446	1	5,813,187	1

Total other adjustments	5,320,193	1	3,570,335	1

Total equity attributable to stockholders of the parent	375,211,135	83	376,556,421	81

MINORITY INTERESTS IN SUBSIDIARIES	3,752,479	1	3,137,450	1

Total stockholders’ equity	378,963,614	84	379,693,871	82

TOTAL	$448,996,815	100	$463,590,289	100

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 10, 2010)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2009		2008
	Amount	%	Amount	%
NET REVENUES (Note 28)	$198,361,220	100	$201,669,521	100
OPERATING COSTS (Note 28)	112,735,948	57	113,546,289	56

GROSS PROFIT	85,625,272	43	88,123,232	44

OPERATING EXPENSES (Note 28)
Marketing	22,292,965	11	22,732,128	11
General and administrative	3,764,974	2	3,680,178	2
Research and development	3,173,255	2	3,143,935	2

Total operating expenses	29,231,194	15	29,556,241	15

INCOME FROM OPERATIONS	56,394,078	28	58,566,991	29

NON-OPERATING INCOME AND GAINS (Note 28)
Interest income	478,708	—	1,916,263	1
Valuation gain on financial instruments, net	98,654	—	550,703	1
Foreign exchange gain, net	88,840	—	336,037	—
Equity in earnings of equity method investees, net	—	—	63,648	—
Others	755,692	1	509,482	—

Total non-operating income and gains	1,421,894	1	3,376,133	2

NON-OPERATING EXPENSES AND LOSSES
Loss arising from natural calamities	148,747	—	—	—
Loss on disposal of financial instruments, net	141,865	—	671,685	—
Impairment loss on assets	109,968	—	1,168,399	1
Equity in losses of equity method investees, net	23,223	—	—	—
Interest expense	15,223	—	4,256	—
Loss on disposal of property, plant and equipment, net	6,903	—	278,091	—
Others	131,956	—	136,773	—

Total non-operating expenses and losses	577,885	—	2,259,204	1

INCOME BEFORE INCOME TAX	57,238,087	29	59,683,920	30
INCOME TAX EXPENSE (Notes 2 and 25)	12,742,934	7	13,892,308	7

CONSOLIDATED NET INCOME	$44,495,153	22	$45,791,612	23

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2009		2008
	Amount	%	Amount	%
ATTRIBUTABLE TO
Stockholders of the parent	$43,757,426	22	$45,010,342	22
Minority interests	737,727	—	781,270	1

	$44,495,153	22	$45,791,612	23

	2009		2008
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax
EARNINGS PER SHARE (Note 26)
Basic earnings per share	$5.79	$4.51	$6.03	$4.64

Diluted earnings per share	$5.77	$4.50	$6.02	$4.63

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 10, 2010)

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(In Thousands of New Taiwan Dollars)

									Other Adjustments
	Common Stock		Preferred Stock		Addit- ional Paid- in Capital	Retained Earnings			Cumu- lative Trans- lation Adjust- ments	Unrecog- nized Net Loss of Pension	Unreal- ized Loss on Financial Instru- ments	Unreal- ized Revalu- ation Incre- ment	Treasury Stock	Minority Inter- ests	Total Stock- holders’ Equity
	Shares (Thousands)	Amount	Shares (Thousands)	Amount		Legal Reserve	Special Reserve	Un- approp- riated Earn- ings
BALANCE, JANUARY 1, 2008	9,667,845	$96,678,451	—	$—	$200,605,563	$48,036,210	$2,678,723	$48,317,617	$(1,980)	$(90)	$37,508	$5,823,200	$(7,107,494)	$2,774,561	$397,842,269
Adjustment of additional paid- in capital from revaluation of land to income upon disposal	—	—	—	—	—	—	—	—	—	—	—	(10,013)	—	—	(10,013)
Appropriation of 2007 earnings
Legal reserve	—	—	—	—	—	4,823,356	—	(4,823,356)	—	—	—	—	—	—	—
Reversal of special reserve	—	—	—	—	—	—	(3,304)	3,304	—	—	—	—	—	—	—
Cash dividend—NT$4.26 per share	—	—	—	—	—	—	—	(40,716,130)	—	—	—	—	—	—	(40,716,130)
Stock dividend—NT$0.1 per share	95,578	955,778	—	—	—	—	—	(955,778)	—	—	—	—	—	—	—
Employees’ bonus—cash	—	—	—	—	—	—	—	(1,303,605)	—	—	—	—	—	—	(1,303,605)
Employees’ bonus—stock	43,453	434,535	—	—	—	—	—	(434,535)	—	—	—	—	—	—	—
Remuneration to board of directors and supervisors	—	—	—	—	—	—	—	(43,454)	—	—	—	—	—	—	(43,454)
Capital surplus transferred to common stock	1,911,555	19,115,554	—	—	(19,115,554)	—	—	—	—	—	—	—	—	—	—
Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	—	(419,211)	(419,211)
Capital reduction (Note 21)	(1,911,555)	(19,115,554)	—	—	—	—	—	—	—	—	—	—	—	—	(19,115,554)
Consolidated net income in 2008	—	—	—	—	—	—	—	45,010,342	—	—	—	—	—	781,270	45,791,612
Unrealized loss on financial instruments held by investees	—	—	—	—	—	—	—	—	—	—	(7,398)	—	—	—	(7,398)
Equity adjustments in investees	—	—	—	—	—	—	—	(54,583)	—	—	—	—	—	—	(54,583)
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	31,454	—	—	—	—	(345)	31,109
Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	—	—	6	—	—	—	13	19
Special reserve for gain arising from disposal of land	—	—	—	—	—	—	475	(475)	—	—	—	—	—	—	—
Cancellation of treasury stock—110,068 thousand common shares (Notes 2 and 23)	(110,068)	(1,100,682)	—	—	(2,283,739)	—	—	(3,723,073)	—	—	—	—	7,107,494	—	—
Unrealized loss on financial instruments	—	—	—	—	—	—	—	—	—	—	(2,302,352)	—	—	1,162	(2,301,190)

BALANCE, DECEMBER 31, 2008	9,696,808	96,968,082	—	—	179,206,270	52,859,566	2,675,894	41,276,274	29,474	(84)	(2,272,242)	5,813,187	—	3,137,450	379,693,871
Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Appropriation of 2008 earnings
Legal reserve	—	—	—	—	—	4,127,675	—	(4,127,675)	—	—	—	—	—	—	—
Cash dividend—NT$3.83 per share	—	—	—	—	—	—	—	(37,138,775)	—	—	—	—	—	—	(37,138,775)
Cancellation of preferred stock (Note 21)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital surplus transferred to common stock	969,680	9,696,808	—	—	(9,696,808)	—	—	—	—	—	—	—	—	—	—
Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	—	—	—	(128,833)	(128,833)
Capital reduction (Note 21)	(969,680)	(9,696,808)	—	—	—	—	—	—	—	—	—	—	—	—	(9,696,808)
Consolidated net income in 2009	—	—	—	—	—	—	—	43,757,426	—	—	—	—	—	737,727	44,495,153
Equity adjustments in investees	—	—	—	—	301	—	—	(17,288)	—	—	—	—	—	—	(16,987)
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	—	—	(21,848)	—	—	—	—	(210)	(22,058)
Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	—	—	(43,666)	—	—	—	(1,079)	(44,745)
Unrealized loss on financial instruments	—	—	—	—	—	—	—	—	—	—	1,825,113	—	—	7,424	1,832,537

BALANCE, DECEMBER 31, 2009	9,696,808	$96,968,082	—	$—	$169,509,763	$56,987,241	$2,675,894	$43,749,962	$7,626	$(43,750)	$(447,129)	$5,813,187	$—	$3,752,479	$378,973,355

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 10, 2010)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$44,495,153	$45,791,612
Provision for doubtful accounts	462,329	505,285
Depreciation and amortization	36,319,957	38,216,171
Amortization of premium of financial assets	16,080	3,258
Loss on disposal of financial instruments, net	141,865	671,685
Valuation loss on inventory	56,055	58,961
Valuation gain on financial instruments, net	(98,654)	(550,703)
Loss on disposal of property, plant and equipment, net	6,903	278,091
Equity in loss (earnings) of equity investees, net	23,223	(63,648)
Dividends received from equity investees	89,279	217,177
Loss arising from natural calamities	148,747	—
Impairment loss on assets	109,968	1,168,399
Loss on disposal of leased assets	24	733
Deferred income taxes	1,098,630	(155,852)
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	221,427	(207,535)
Trade notes and accounts receivable	(1,491,798)	126,578
Receivables from related parties	(70,392)	(388,712)
Other monetary assets	350,295	4,841,092
Inventories	(143,704)	(270,506)
Other current assets	510,031	(1,182,000)
Increase (decrease) in:
Financial liabilities held for trading	145	—
Trade notes and accounts payable	(1,564,541)	190,333
Payables to related parties	(206,090)	656,488
Income tax payable	(1,377,091)	(1,570,848)
Accrued expenses	950,081	906,990
Other current liabilities	775,918	808,494
Deferred income	421,598	567,147
Accrued pension liabilities	(3,959,844)	1,244,325

Net cash provided by operating activities	77,285,594	91,863,015

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of designated financial assets at fair value through profit or loss	(44,625)	—
Proceeds from disposal of designated financial assets at fair value through profit or loss	62,695	—
Acquisition of available-for-sale financial assets	(9,263,485)	(8,759,539)
Proceeds from disposal of available-for-sale financial assets	8,096,767	8,425,156
Acquisition of held-to-maturity financial assets	(2,099,875)	(3,326,951)
Proceeds from disposal of held-to-maturity financial assets	868,860	659,605
Acquisition of financial assets carried at cost	(142,455)	(485,859)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

	2009	2008
Proceeds from disposal of financial assets carried at cost	$302,157	$354,933
Increase in other monetary assets	—	(30,000)
Proceeds from other monetary assets	—	29,109
Acquisition of investments accounted for using equity method	(559,725)	(554,693)
Proceeds from disposal of long-term investment	—	44,256
Acquisition of property, plant and equipment	(25,477,587)	(30,118,922)
Proceeds from disposal of property, plant and equipment	65,177	14,077
Increase in intangible assets	(274,406)	(208,323)
Increase in restricted assets	(90,574)	(3,065)
Increase in other assets	(913,815)	(565,301)

Net cash used in investing activities	(29,470,891)	(34,525,517)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in short-term loans	485,000	222,000
Increase in long-term loans	400,000	—
Repayment of long-term loans	(123,645)	(37,280)
Decrease in customers’ deposits	(118,081)	(126,699)
Decrease in other liabilities	(199,126)	(293,747)
Cash dividends paid	(37,836,442)	(41,202,177)
Remuneration to board of directors and supervisors and bonus to employees	—	(1,394,077)
Proceeds from exercise of employee stock option granted by subsidiary	58,289	63,436
Capital reduction	(19,115,554)	(9,557,777)

Net cash used in financing activities	(56,449,559)	(52,326,321)

EFFECT OF EXCHANGE RATE CHANGES	(6,693)	30,795

EFFECT OF CHANGE ON CONSOLIDATED SUBSIDIARIES	612,874	13,192

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(8,028,675)	5,055,164
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	81,288,165	76,233,001

CASH AND CASH EQUIVALENTS, END OF YEAR	$73,259,490	$81,288,165

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest expense)	$13,480	$4,095

Income tax paid	$13,023,872	$15,620,016

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

	2009	2008
NON-CASH FINANCING ACTIVITIES
Current portion of long-term loans	$117,181	$8,440

Reclassification from common capital stock to due to stockholders for capital reduction	$9,696,808	$19,115,554

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$25,150,339	$31,162,149
Payables to suppliers	359,280	(1,070,843)
Prepayments for equipment	(32,032)	27,616

	$25,477,587	$30,118,922

The acquisition of InfoExplorer Co., Ltd. (“IFE”) was made on January 20, 2009. The following table presents the allocation of acquisition costs of IFE to assets acquired and liabilities assumed based on their fair values on the basis of the final data on May 7, 2009:

Cash and cash equivalents	$457,990
Receivables	13,479
Other current assets	14,792
Property, plant, and equipment	40,221
Identifiable intangible assets	53,001
Refundable deposits	2,468
Other assets	2,338
Payables	(83,319)
Income tax payable	(246)
Other current liabilities	(153)

Total	500,571
Percentage of ownership	49.07%

245,630
Goodwill	37,870

Acquisition costs of acquired subsidiary (cash prepaid for long-term investments in December 2008)	$283,500

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

The acquisition of Chunghwa Investment Co., Ltd. (“CHI”) and its subsidiaries was made on September 9, 2009. The following table presents the allocation of acquisition costs of Chunghwa Investment Co., Ltd. and its subsidiaries to assets acquired and liabilities assumed based on their fair values on the basis of the final data performed:

Cash and cash equivalents	$913,593
Financial assets at fair value through profit or loss	51,357
Available-for-sale financial assets	568,377
Trade notes and accounts receivable	76,258
Inventories	60,040
Other current assets	19,429
Investments accounted for using equity method	57,339
Financial assets carried at cost	155,714
Property, plant, and equipment	90,278
Identifiable intangible assets	33,662
Other assets	22,462
Trade notes and accounts payable	(33,665)
Accrued expense	(16,496)
Income tax payable	(1,289)
Short-term loans	(20,000)
Long-term loans	(24,238)
Other liabilities	(1,115)

Subtotal	1,951,706
Minority interests	(100,071)

Total	1,851,635
Percentage of additional ownership	40%

740,654
Goodwill	18,055

Acquisition costs of acquired subsidiary paid in cash	$758,709

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated March 10, 2010)

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1. GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (“GSM”) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Senao International Co., Ltd. (“SENAO”) was incorporated in 1979. SENAO engages mainly in selling and maintaining mobile phones and its peripheral products. Chunghwa acquired 31.33% shares of SENAO on January 15, 2007 and has substantial control in SENAO by obtaining half of the seats of the board of directors of SENAO on April 12, 2007. On March 27, 2009, the board of directors of Chunghwa resolved to purchase 48,000 thousand common shares of SENAO through SENAO’s private placement. However, Chunghwa and SENAO did not complete the required procedures within the legal payment period; therefore, Chunghwa and SENAO decided to discontinue the private placement.

Senao International (Samoa) Holding Ltd. (SIS) was established by SENAO in 2009. SIS will engage mainly in international investment activities; however, no capital is injected in SIS and SIS is not on operation stage yet by the end of 2009.

Senao International HK Limited (SIHK) was established by SIS in 2009. SIHK will engage mainly in the sales of telecommunication business; however, no capital is injected in SIHK and SIHK is not on operation stage yet by the end of 2009.

Chunghwa established Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in January 2007. CIYP engages mainly in yellow pages sales and advertisement services.

CHIEF Telecom Inc. (“CHIEF”) was incorporated in 1991. CHIEF engages mainly in internet communication and internet date center (“IDC”) service. Chunghwa acquired 70% shares of CHIEF on September 2006.

Unigate Telecom Inc. (“Unigate”) was established by CHIEF in 1999. Unigate engages mainly in telecommunication and information software service.

CHIEF Telecom (Hong Kong) Limited (“CHIEF (HK)”) was established by CHIEF in 2003. CHIEF (HK) engages mainly in internet communication and internet data center (“IDC”) service. On August 20, 2009, the stockholders of CHIEF (HK) resolved to dissolve CHIEF (HK). CHIEF (HK) will enter into liquidation process upon receiving the local government authorization. This procedure is still in the application phase as of the date of the audit report.

Chief International Corp. (“CIC”) was established by CHIEF in 2008. CIC engages mainly in internet communication and internet data center (“IDC”) services.

Chunghwa System Integration Co., Ltd. (“CHSI”) was incorporated in 2002. CHSI engages mainly in providing communication and information integration services. Chunghwa has acquired 100% shares of CHSI in December 2007.

Concord Technology Co., Ltd. (“Concord”), a subsidiary of CHSI, was incorporated in 2006. Concord engages mainly in investment.

Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”), a subsidiary of Concord, was incorporated in 2006. GNSS (Shanghai) engages mainly in planning and designing of systems and communications and information integration services. On March 20, 2009, the stockholders of CHSI resolved to dissolve GNSS (Shanghai). On July 23, 2009, the board of directors of CHSI revoked the original resolution of dissolution.

Chunghwa Telecom Global, Inc. (“CHTG”) was incorporated in 2004. CHTG engages mainly in international data and internet services and long distance call wholesales to carriers. Chunghwa acquired 100% shares of CHTG in December 2007.

Donghwa Telecom Co., Ltd. (“DHT”) was incorporated in 2004. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services. Chunghwa acquired 100% shares of DHT in December 2007.

Spring House Entertainment Inc. (“SHE”) was incorporated in 2000. SHE engages mainly in network services, producing digital entertainment contents and broadband visual sound terrace development. SHE was an equity method investee before Chunghwa obtained control interest over it in January 2008.

Chunghwa established Light Era Development Co., Ltd. (“LED”) in January 2008. LED engages mainly in development of property for rent and sale.

LED signed the contract with Good Neighbor Labuan Holdings Ltd. to acquire 100% ownership interest of Yao Yong Real Property. The consideration for this transaction is $2,793,667 thousand in cash to acquire 83,290 thousand shares on March 1, 2010. Yao Yong Real Property Co., Ltd. engages mainly in real estate leasing business.

Chunghwa established Chunghwa Telecom Singapore Pte. Ltd. (“CHTS”) in July 2008, CHTS engages mainly in telecommunication wholesale, internet transfer services, international data, long distance call wholesales to carriers and the world satellite business.

Chunghwa established Chunghwa Telecom Japan Co., Ltd. (“CHTJ”) in October 2008. CHTJ engages mainly in telecommunication business, information processing and information providing service, development and sale of software and consulting services in telecommunication.

InfoExplorer Co., Ltd. (“IFE”) was incorporated in 2008. IFE engages mainly in information system planning and maintenance, software development, and information technology consultation services. Chunghwa acquired 49% shares of IFE on January 5, 2009 and has control over IFE by obtaining half of seats of the board of directors of IFE on January 20, 2009.

Chunghwa Investment Co., Ltd. (“CHI”) was established in 2002. CHI engages mainly in professional investing in telecommunication business, and telecommunication valued-added services. Chunghwa acquired additional 40% of the shares of CHI on September 9, 2009 for $758,709 thousand. Chunghwa increased its ownership interest in CHI from 49% to 89% and became the parent company of CHI. As a result of additional acquisition of CHI, the accounts of CHI and its subsidiaries are included in the consolidated financial statements starting from September 9, 2009.

Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”) was established in 2005 as the subsidiary of CHI. CHPT engages mainly in production and marketing in semiconductor testers and printed circuit board.

Chunghwa Investment Holding Company (“CIHC”) was established by CHI in 2004. CIHC engages mainly in general investment activities.

CHI One Investment Co., Ltd. (COI) was established by CHI in 2009. COI engages mainly in investment activities. There was no capital injection by the end of 2009. The capital injection made in January 2010 was amounted to $14,438 thousand.

Chunghwa has established New Prospect Investments Holdings Ltd. (“New Prospect”) and Prime Asia Investments Group Ltd. (“Prime Asia”) in March 2006, but not on operation stage yet. Both holding companies are operating as investment companies and Chunghwa has 100% ownership right in an amount of US$1 in each holding company by the end of 2009.

As of December 31, 2009 and 2008, the Company had 27,915 and 27,165 employees, respectively.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of December 31, 2009:

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”. Minority interests in the aforementioned subsidiaries are presented as a separate component of stockholders’ equity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the ROC (“ROC GAAP”). The preparation of consolidated financial statements requires management to make reasonable estimates and assumptions on allowances for doubtful accounts, valuation allowances on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses paid to employees, directors and supervisors, pension plans and income tax which are inherently uncertain. Actual results may differ from these estimates. The significant accounting policies are summarized as follows:

Principle of Consolidation

The Company accounts for business combinations in accordance with the requirements of the Statement of Financial Accounting Standards No. 25, “Business Combinations”—the accounting treatment of purchase method when acquiring the information of its subsidiaries.

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of the Company, and the accounts of investees in which the Company’s ownership percentage is less than 50% but over which the Company has a controlling interest. All significant intercompany transactions and balances are eliminated upon consolidation.

The consolidated financial statements for the year ended December 31, 2009 include the accounts of Chunghwa, SENAO, SIS, SIHK, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, CHTS, CHTJ, IFE, CHI, CHPT, CIHC, COI, New Prospect and Prime Asia. The consolidated financial statements for the year ended December 31, 2008 include the accounts of Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, CHTS, CHTJ, New Prospect and Prime Asia.

For foreign subsidiaries using their local currency as their functional currency, assets and liabilities are translated in New Taiwan dollars at the exchange rates in effect on the balance sheet date; stockholders’ equity accounts are translated into New Taiwan dollars at historical exchange rates and income statement accounts are translated into New Taiwan dollars at average exchange rates during the year.

The entities in the “Consolidated Financial Statements of Affiliated Enterprises” are the same as those in the consolidated financial statements; thus, no consolidated financial statements of Chunghwa and affiliates will be compiled. The information needed in the consolidated financial statements of Chunghwa and affiliates is enclosed in the consolidated financial statements

Classification of Current and Noncurrent Assets and Liabilities

Current assets are assets expected to be converted to cash, sold or consumed within one year from balance sheet date. Current liabilities are obligations expected to be settled within one year from balance sheet date. Assets and liabilities that are not classified as current are noncurrent assets and liabilities, respectively.

LED engages mainly in development of property for rent and sale. The assets are liabilities of LED related to property development within its operating cycle which are over one year is classified as current items. For assets and liabilities related to property development over its operating cycle are classified as noncurrent items.

Cash Equivalents

Cash equivalents is commercial paper with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and those designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company loses control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting is classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are similar to those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks—at closing prices at the balance sheet date; open-end mutual funds—at net asset values at the balance sheet date; bonds—quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market—at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition which are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Revenue Recognition, Account Receivables and Allowance for Doubtful Receivables

Revenues are recognized when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectability is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

The costs of providing services are recognized as incurred. Incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract are recognized in marketing expenses as incurred.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements is allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

An allowance for doubtful receivables is provided based on a review of the collectability of accounts receivable. The Company determines the amount of allowance for doubtful receivables by examining the aging analysis of outstanding accounts receivable.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Inventories of LED are stated at the lower of cost or net realizable value. Prepayments for licensing and other miscellaneous costs have been capitalized as part of inventory. Profit shall be recognized in full when the land is sold, provided (a) the profit is determinable, that is, the collectability of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and (b) the earnings process is virtually completed.

Investments Accounted for using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein Chunghwa exercises significant influence over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

Financial Assets Carried at Cost

Investments in equity instruments that do not have a quoted price in an active market and whose fair values cannot be reliably measured such as non-publicly traded stocks are measured at their original cost. If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. A subsequent reversal of such impairment loss is not allowed.

The accounting treatment for cash dividends and stock dividends arising from financial assets carried at cost is the same as that for cash dividends and stock dividends arising from available-for-sale financial assets.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance is recognized as a loss in earnings. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements—10 to 30 years; buildings—10 to 60 years; computer equipment—3 to 10 years; telecommunication equipment—5 to 30 years; transportation equipment—5 to 10 years; and miscellaneous equipment—2 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss recorded as non-operating gains or losses in the year of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G Concession, computer software, patents and goodwill.

The 3G Concession is valid through December 31, 2018. The 3G Concession fees is amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 2-20 years.

The Company adopted the newly released Statements of Financial Accounting Standards No. 37, “Intangible Assets.” Expenditure on research shall be expensed as incurred. Development Costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs that do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified other than goodwill, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Goodwill represents the excess of the consideration paid over the fair value of identifiable net assets acquired. Goodwill is tested for impairment annually. If an event occurs or circumstances change which indicates that the fair value of goodwill is below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For defined benefit pension plans, net periodic pension benefit cost is recorded in the consolidated statement of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs, amortization of pension gains (losses) and curtailment or settlement gains (losses).

The Company recognizes into income, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets, defined as the “corridor”. Amounts inside this 10% corridor are amortized over the average remaining service life of active plan participants. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the plans. Differences between the expected and actual returns on plan assets and changes in interest rate, which affect the discount rate used to value projected plan obligations, can have a significant impact on the calculation of pension net gains and losses from year to year.

The curtailments and settlement gains (losses) resulted from the Chunghwa’s early retirement programs. Curtailment/settlement gains or losses are equal to the changes of underfunded status plus the a pro rata portion of the unrecognized prior service cost, unrecognized net gains (losses), and unrecognized transition obligations/assets, before the settlement/curtailment event multiplied by the percentage reduction in projected benefit obligation.

The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels.

The carrying amount of accrued pension liability should be the sum of the following amounts: (a) projected benefit obligation as of balance sheet date, (b) minus (plus) unamortized actuarial loss (gain), (c) minus unamortized prior service cost, and (d) minus the fair value of plan assets. If the amount determined by above calculation is negative, it is viewed as prepaid pension cost. The prepaid pension cost is measured at the lower of: (a) the amount determined above, and (b) the sum of the following amounts: (i) unamortized actuarial loss, (ii) unamortized prior service cost, and (iii) the present value of refunds from the plan or reductions in future contributions to the plan.

The measurement of benefit obligations and net periodic cost (income) is based on estimates and assumptions approved by the company’s management such as compensation, age and seniority, as well as certain assumptions, including estimates of discount rates, expected return on plan assets and rate of compensation increases.

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract.

Treasury Stock

Treasury stock is recorded at cost and shown as a reduction to stockholders’ equity. Upon cancellation of treasury stock, the treasury stock account is reduced and the common stock and capital surplus are reversed on a pro rata basis. If capital surplus is not sufficient for debiting purpose, the difference is charged to retained earnings.

Share-based Compensation

Employee stock options granted on or after January 1, 2008 are accounted for using fair value method in accordance with under SFAS No. 39, “Accounting for Share-based Payment.” The adoption of SFAS No. 39 did not have any impact on the Company.

Employee stock options granted between January 1, 2004 and December 31, 2007 were accounted for under the interpretations issued by the Accounting Research and Development Foundation (the “ARDF”). The Company adopted the intrinsic value method, under which compensation cost was amortized over the vesting period.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from purchases of machinery, equipment and technology, research and development expenditures, personnel training, and investments in important technology-based enterprises are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Foreign-currency Transactions

Foreign-currency transactions are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

The financial statements of foreign equity investees and consolidate subsidiaries are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities—spot rates at year-end; stockholders’ equity—historical rates, income and expenses—average rates during the year. The resulting translation adjustments are recorded as a separate component of stockholders’ equity.

Hedge Accounting

A hedging relationship qualifies for hedge accounting only if, all of the following conditions are met: (a) at the inception of the hedge, there is formal documentation of the hedging relationship and the entity’s risk management objective and strategy for undertaking the hedge; (b) the hedge is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk, consistently with the risk management strategy documented for that particular hedging relationship; (c) the effectiveness of the hedge can be reliably measured; (d) the hedge is assessed on an ongoing basis and determined actually to have been highly effective throughout the financial reporting periods for which the hedge was designated.

The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in earnings.

The hedging items that do not meet the criteria for hedge accounting were classified as financial assets or financial liabilities at fair value through profit or loss.

3. EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

The Company early adopted the Statement of Financial Accounting Standards No. 41 “Operating Segments” (“SFAS No. 41”) starting from September 1, 2009. This Statement supersedes the Statement of Financial Accounting Standards No. 20 “Segment Reporting”. For comparative purpose, the segment information for the year ended December 31, 2008 was presented in accordance with SFAS No. 41.

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 10, “Accounting for Inventories,” (“SFAS No. 10”) beginning from January 1, 2009, which requires inventories to be stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. The inventory-related incomes and expenses shall be classified as operating cost. The adoption of the revised SFAS No. 10 does not have significant impact on the Company’s consolidated net income and basic earnings per share (after income tax) for the year ended December 31, 2009. The Company reclassified non-operating losses of $58,170 thousand to operating costs for the year ended December 31, 2008.

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008.

4. CASH AND CASH EQUIVALENTS

	December 31
	2009	2008
Cash
Cash on hand	$142,319	$148,216
Bank deposits	8,198,905	12,829,954
Negotiable certificate of deposit, annual yield rate – ranging from 0.25%-0.37% and 0.31%-2.45% for 2009 and 2008, respectively.	63,350,000	48,486,241

	71,691,224	61,464,411

Cash equivalents
Commercial paper, annual yield rate – ranging from 0.19%-0.24% and 0.70%-1.55% for 2009 and 2008, respectively	1,568,266	19,823,754

	$73,259,490	$81,288,165

5. FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2009	2008
Derivatives – financial assets
Currency swap contracts	$6,677	$—
Index future contracts	—	242,868
Forward exchange contracts	—	15,710

Designated financial assets at fair value through profit or loss	6,677	258,578
Convertible bonds	33,842	—

	$40,519	$258,578

Derivatives – financial liabilities
Forward exchange contracts	$828	$95,963
Index future contracts	—	11,381

	$828	$107,344

Chunghwa entered into investment management agreements with well-known financial institutions (fund managers) to manage its investment portfolios in 2006. The investment portfolios managed by these fund managers aggregated to an original amount of US$100,000 thousand. Chunghwa terminated the investment management agreements on March 2, 2009 and asked fund managers to dispose all the investment portfolios. The fund managers had disposed all investment portfolios before June 23, 2009 and returned the proceeds to Chunghwa.

The Company entered into currency swap contracts, forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts and forward exchange contracts as of December 31, 2009 and 2008:

	Currency	Maturity Period	Contract Amount (In Thousands)
December 31, 2009

Currency swap contracts	USD/NTD	2010.01-2010.04	USD45,000/NTD1,448,160
Forward exchange contracts—buy	NTD/USD	2010.01	NTD 86,657

December 31, 2008

Buy	NTD/USD	2009.01	NTD 131,412
Sell	EUR/USD	2009.01	EUR 4,240
	JPY/USD	2009.01	JPY 446,200
	GBP/USD	2009.01	GBP 1,880
	USD/NTD	2009.01	USD 96,000
	USD/JPY	2009.01	USD 1,544
	USD/EUR	2009.01	USD 777
	USD/GBP	2009.01	USD 124

The Company did not have any outstanding index future contracts on December 31, 2009.

Outstanding index future contracts on December 31, 2008 were as follows:

	Maturity Period	Units	Contract Amount (In Thousands)
December 31, 2008

AMSTERDAM IDX FUT	2009.01	13	EUR 642
CAC40 10 EURO FUT	2009.01	14	EUR 451
DAX INDEX FUTURE	2009.03	3	EUR 356
IBEX 35 INDX FUTR	2009.01	7	EUR 633
MINI S&P/MIB FUT	2009.03	37	EUR 712
FTSE 100 IDX FUT	2009.03	19	GBP 815
TOPIX INDEX FUTURE	2009.03	35	JPY 283,990
S&P 500 FUTURE	2009.03	16	USD 3,541
S&P 500 EMINI FUTURE	2009.03	53	USD 2,346

As of December 31, 2008, the deposits paid for index future contracts were $242,768 thousand.

In September 2007, Chunghwa entered into a 10-year, foreign currency derivative contract with Goldman Sachs Group Inc. (“Goldman”) and valuations were made biweekly starting from September 20, 2007 which were 260 valuation periods totally. Under the terms of the contract, if the NT dollar/US dollar exchange rate was less than NT$31.50 per US dollar at any two consecutive bi-weekly valuation dates during the valuation period starting from October 4, 2007 to September 5, 2017, Chunghwa was required to make a cash payment to Goldman. The settlement amount was determined by the difference between the applicable exchange rates and the base amount of US$4,000 thousand. Conversely, if the NT dollar/US dollar exchange rate was above NT$31.50 per US dollar using the same valuation methodology, Goldman would have a settlement obligation to Chunghwa determined using a base amount of US$2,000 thousand. Further, if the exchange rate was at or above NT$32.70 per US dollar starting from December 12, 2007 at any time, the contract would be terminated at that time. In accordance with the terms of the contract, Chunghwa deposited US$3,000 thousand with Goldman with annual yield rate of 8%. On October 21, 2008, the exchange rate was above NT$32.70 per US dollar, so the contract was terminated at that time.

Net gain arising from financial assets and liabilities at fair value through profit or loss for the years ended December 31, 2009 and 2008 were $72,315 thousand (including realized settlement loss of $26,328 thousand and valuation gain of $98,643 thousand), and $485,929 thousand (including realized settlement loss of $38,127 thousand and valuation gain of $524,056 thousand) respectively.

6. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2009	2008
Open-end mutual funds	$16,831,657	$13,441,639
Domestic listed stocks	499,987	—
Corporate bonds	103,323	—
Real estate investment trust fund	102,122	194,226
Foreign listed stocks	—	546,520

	$17,537,089	$14,182,385

Movements of unrealized gain (loss) on available-for-sale financial assets were as follows:

	Years Ended December 31
	2009	2008
Balance, beginning of year	$(2,264,932)	$37,420
Impact on acquisition of subsidiaries	2,147	—
Recognized in stockholders’ equity	1,685,169	(3,185,230)
Transferred to profit or loss	130,487	882,878

Balance, end of year	$(447,129)	$(2,264,932)

Global economic and financial circumstances have significantly changed. As a result, Chunghwa determined that the impairment losses of available-for-sale financial assets is other-than-temporary in nature, and recorded impairment losses of $85,349 thousand and $1,139,105 thousand for the years ended December 31, 2009 and 2008, respectively.

7. HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2009	2008
Corporate bonds, nominal interest rate ranging from 0.76%-4.75% and 1.93%-2.95% for 2009 and 2008, respectively; effective interest rate ranging from 0.45%-2.95% and 1.80%-2.95% for 2009 and 2008, respectively	$4,531,699	$2,635,172
Bank debentures, nominal interest rate ranging from 1.87%-2.11% and 2.11%-3.85% for 2009 and 2008, respectively; effective interest rate ranging from 1.14%-2.90% and 2.33%-2.90%, respectively	497,558	1,137,005
Collateralized loan obligation, nominal and effective interest rate was 2.18% for 2008	—	41,360

	5,029,257	3,813,537
Less: Current portion	1,099,595	769,435

	$3,929,662	$3,044,102

8. ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Year Ended December 31
	2009	2008
Balance, beginning of year	$3,050,691	$3,430,157
Provision for doubtful accounts	454,598	500,898
Impact on acquisition of subsidiaries	630	983
Accounts receivable written off	(707,240)	(881,347)

Balance, end of year	$2,798,679	$3,050,691

9. OTHER MONETARY ASSETS-CURRENT

	December 31
	2009	2008
Accrued custodial receipts from other carriers	$432,569	$484,224
Other receivables	1,407,176	1,742,032

	$1,839,745	$2,226,256

10. INVENTORIES, NET

	December 31
	2009	2008
Merchandise	$2,033,571	$2,305,302
Work in process	647,212	319,324

	2,680,783	2,624,626
Land held under development	706,176	706,176
Land held for development	563,402	531,501
Payment for construction	98,846	40,195

	$4,049,207	$3,902,498

The operating costs related to inventories were $23,116,483 thousand (including the valuation loss on inventories of $56,055 thousand) and $24,283,128 thousand (including valuation loss on inventories of $58,961 thousand) for the years ended December 31, 2009 and 2008, respectively.

Land held under development on December 31, 2009 and 2008 was for Wan-Xi project which is expected to be completed in 2012.

11. OTHER CURRENT ASSETS

	December 31
	2009	2008
Spare parts	$2,348,894	$2,509,979
Prepaid rents	811,904	843,420
Prepaid expenses	651,777	681,672
Miscellaneous	507,125	520,969

	$4,319,700	$4,556,040

12. INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2009		2008
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship
Non-listed
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	$427,810	40	$593,441	40
ST-2 Satellite Ventures Pte., Ltd. (“SSVP”)	408,341	38	108,212	38
Senao Networks, Inc. (“SNI”)	288,407	41	264,271	45
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	269,924	30	95,836	33
Skysoft Co., Ltd. (“SKYSOFT”)	89,913	30	84,992	30
KingWay Technology Co., Ltd. (“KWT”)	69,913	33	77,222	33
Tatung Technology Inc.	36,544	28	—	—
So-net Entertainment Co., Ltd. (“So-net”)	30,920	30	—	—
Chunghwa Investment Co., Ltd. (“CHI”)	—	—	829,716	49
PandaMonium Company Ltd.	—	43	—	—

	1,621,772		2,053,690

Prepayments for long-term investments—InfoExplorer Co., Ltd. (“IFE”)	—	—	283,500	—

	$1,621,772		$2,337,190

ST-1 telecommunications satellite is expected be retired in 2011; therefore, CHTS and SingTelSat Pte., Ltd. established a joint venture, ST-2 Satellite Ventures Pte., Ltd. (“STS”) in Singapore in October 2008 in order to maintain the current service. By December 31, 2009, Chunghwa has invested $409,061 thousand in STS. STS will engage in the installation and the operation of ST-2 telecommunications satellite.

Chunghwa established Viettel-CHT Co., Ltd. with Viettel Co., Ltd. in Vietnam in April 2008, by investing NT$91,239 thousand cash. Chunghwa participated in the capital increase of Viettel-CHT in September 2009, by investing $197,088 thousand cash but its ownership interest of Viettel-CHT was decreased from 33% to 30%. Viettel-CHT engages mainly in IDC services.

Chunghwa invested in KingWay Technology Co., Ltd. (“KWT”) in January 2008, for a purchase price of $71,770 thousand. KWT engages mainly in publishing books, data processing and software services.

PandaMonium Company Ltd. and Tatung Technology Inc. are the subsidiaries of Chunghwa Investment Co., Ltd. They engage mainly in making animations and selling the product of SET TOP BOX, respectively.

Chunghwa participated in So-net Entertainment Co., Ltd.’s capital increase on April 3, 2009, by investing $60,008 thousand cash, and acquired 30% of its shares. So-net Entertainment Co., Ltd. engages mainly in online service and sale of computer hardware.

The carrying values of the equity investees as of December 31, 2009 and 2008 and the equity in earnings for the years ended December 31, 2009 and 2008 are determined based on the audited financial statements of the investees for the same years as the Company.

13. FINANCIAL ASSETS CARRIED AT COST

	December 31
	2009		2008
	Carrying Amount	% of Owner- ship	Carrying Amount	% of Owner- ship
Non-listed
Taipei Financial Center (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	200,000	17
Global Mobile Corp. (“GMC”)	127,018	11	127,018	11
iD Branding Ventures (“iDBV”)	99,504	11	75,000	8
Giga Solar Materials Corp.	54,656	2	—	—
Un Display Inc.	46,000	3	—	—
RPTI International (“RPTI”)	34,500	10	34,500	12
Digimax Inc. (“DIG”)	23,935	4	—	—
ChipSip Technology Co.	23,247	3	—	—
Superior Innovation Incubation	22,500	2	—	—
N.T.U. Innovation Incubation Corporation	12,000	9	12,000	9
Crystal Media Inc.	11,642	5	—	—
LightHouse Technology Co.	10,982		—	—
Join Well Technology Co.	8,210		—	—
Tatung Fine Chemicals Co.	7,762		—	—
Win Semiconductors Corp.	7,603	—	—	—
Huga Optotech Inc.	6,672		—	—
DelSolar Co.	5,388		—	—
J Touch Corporation	4,161	—	—	—
Taidoc Technology Corporation	3,498		—	—
3 Link Information Service Co., Ltd.	3,450	10	3,450	10
Subtron Technology Co.,	3,394	—	—	—
Cando Corporation	3,282		—	—
XinTec Inc.	1,078	—	—	—
Daxon technology Corporation	750	—	—	—
Essence Technology Solution, Inc. (“ETS”)	—	9	10,000	9
eASPNet Inc.	—	2	—	2

	2,510,762		2,251,498
Prepayments for long-term investments in stocks
Goa Tronics Inc.	25,000	—	—	—
Huga Optotech Inc.	791	—	—	—
Cando Corporation	7	—	—	—
Taipei Financial Center (“TFC”)	—		285,859	—

	$2,536,560		$2,537,357

Chunghwa invested IBT II in January 2008, for a purchase price of $200,000 thousand. IBT II completed its incorporation on February 13, 2008 and engages mainly in investment activities.

Chunghwa invested in GMC in December 2007, for a purchase price of $168,038 thousand for 16,796 thousand shares. GMC engages mainly in wire communication services and computer software wholesale and circuit engineering. The National Communications Commission (“NCC”) informed Chunghwa with the Communication Letter (#0974102087) on April 1, 2008 that its investment in GMC was not authorized by NCC, and notified Chunghwa on May 5, 2008 that Chunghwa should dispose of its investment in GMC no later than June 30, 2008, otherwise, NCC would fine Chunghwa according to the Telecommunication Act. In April 2008, Chunghwa disposed of a portion of its investment in GMC (4,100 thousand shares) and filed an appeal to NCC to suspend the enforcement. In July 2008, NCC resolved that according to the Administrative Penalty Act, Chunghwa could not divest of its investment in the short time period provided and that Chunghwa would not be subject to fines as noted above. In October 2008, NCC revoked the original decree about Chunghwa’s investment in GMC, therefore, Chunghwa did not dispose of its remaining holding in GMC.

After evaluating the financial assets carried at cost, Chunghwa determined the investment in RPTI was impaired and recognized an impairment loss of $15,000 thousand for the year ended December 31, 2008. RPTI completed a capital reduction to offset its deficits and as a result the number of shares held by Chunghwa was reduced from 9,234 thousand shares to 4,765 thousand shares. Subsequent to this capital reduction, RPTI raised additional capital through cash contributions. Chunghwa did not participate in the RPTI’s capital increase plan; therefore, Chunghwa’s ownership of RPTI is decreased to 10%.

After evaluating the financial assets carried at cost, CHI determined the investment in DIG was impaired and recognized an impairment loss of NT$10,289 thousand for the year ended December 31, 2009.

After evaluating the financial assets carried at cost, Chunghwa determined the investment in ETS was impaired and recognized an impairment loss of NT$10,000 thousand both in 2009 and 2008.

Chunghwa participated in TFC’s capital increase in October 2008 and prepaid $285,859 thousand. However, TFC is not expected to be able to collect enough amount of capital increase within a specific period; therefore TFC’s board of directors held a meeting on April 10, 2009 and resolved to withdraw its capital increase plan from Financial Supervisory Commission, Executive Yuan (“FSC”). TFC returned the prepayment to Chunghwa on May 8, 2009.

The above investments that do not have a quoted market price in an active market and whose fair values can not be reliably measured are carried at original cost.

14. OTHER MONETARY ASSETS-NONCURRENT

	December 31
	2009	2008
Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects.

In January 2008, CHSI invested in Taiwan Goal Co., Ltd. (“TG”) for a purchase price of $30,000 thousand. TG engages mainly in import and export activities for machine wholesale, arms and ammunition products. On March 17, 2008, the stockholders of TG resolved to dissolve TG at a special meeting. Therefore, CHSI has reclassified its investment to other financial assets and recognized a loss of $900 thousand for the three months ended March 31, 2008. As of December 31, 2008, TG has completed its dissolution process. CHSI received $29,585 thousand for the liquidation and recognized a loss of $415 thousand in 2008.

15. PROPERTY, PLANT AND EQUIPMENT

	December 31
	2009	2008
Cost
Land	$102,131,565	$101,460,017
Land improvements	1,535,066	1,494,398
Buildings	63,184,398	63,029,159
Computer equipment	16,343,774	16,130,398
Telecommunications equipment	656,016,086	650,204,202
Transportation equipment	2,113,053	2,406,111
Miscellaneous equipment	7,230,632	7,331,543

Total cost	848,554,574	842,055,828
Revaluation increment on land	5,800,909	5,810,650

	854,355,483	847,866,478

Accumulated depreciation
Land improvements	951,240	898,156
Buildings	17,395,165	16,298,698
Computer equipment	12,149,757	11,846,090
Telecommunications equipment	518,608,726	503,425,455
Transportation equipment	1,885,512	2,195,401
Miscellaneous equipment	6,030,160	6,158,570

	557,020,560	540,822,370

Construction in progress and advances related to acquisition of equipment	15,687,426	16,005,390

Property, plant and equipment, net	$313,022,349	$323,049,498

Pursuant to the related regulation, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced value on July 1, 1999. These revaluations which have been approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholders’ equity – other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity – other adjustments. As of December 31, 2009, the unrealized revaluation increment was decreased to $5,803,446 thousand by disposal revaluation assets.

Depreciation expense on property, plant and equipment were $35,114,106 thousand and $37,101,335 thousand for the years ended December 31, 2009 and 2008, respectively. Capitalized interest expense for the years ended December 31, 2009 and 2008 were $207 thousand and $1,916 thousand. The capitalized interest rate were 1.165%-1.604% and 2.268%-2.928%, respectively.

16. SHORT-TERM LOANS

	December 31
	2009	2008
Secured loans - annual rate - 0.81% for 2009	$488,000	$—
Unsecured loans - annual rate - 1.15%-1.12% and 1.70% for 2009 and 2008, respectively	275,000	258,000

	$763,000	$258,000

17. ACCRUED EXPENSES

	December 31
	2009	2008
Accrued salary and compensation	$9,876,025	$9,253,899
Accrued franchise fees	2,224,104	2,368,996
Accrued employees’ bonus and remuneration to directors and supervisors	1,964,214	1,891,413
Other accrued expenses	3,384,571	2,831,394

	$17,448,914	$16,345,702

18. OTHER CURRENT LIABILITIES

	December 31
	2009	2008
Advances from subscribers	$6,908,417	$6,151,140
Payables to contractors	2,229,165	1,546,234
Amounts collected in trust for others	2,224,736	2,534,600
Payables to equipment suppliers	1,532,703	2,526,229
Refundable customers’ deposits	1,045,127	980,622
Miscellaneous	2,930,181	2,790,986

	$16,870,329	$16,529,811

19. LONG-TERM LOANS (INCLUDING LONG-TERM LOANS – CURRENT PORTION)

	December 31
	2009	2008
Unsecured loans – annual rate – 2.01%-2.04% for 2009	$309,777	$—
Secured loans – annual rate – 1.00%–1.37% and 1.00% for 2009 and 2008, respectively	28,656	37,840

	338,433	37,840
Less: Current portion of long-term loans	117,181	8,440

	$221,252	$29,400

CHIEF obtained an unsecured loan from Bank of Taiwan in January 2009. Interest and principal amount are paid monthly from January 2009 and due in January 2013.

SHE obtained a loan from the Industrial Development Bureau, Ministry of Economic Affairs and obtained a secured loan from Taiwan Business Bank. Interest is paid monthly and the principal is paid every three month from January 2009 and due in April 2013.

CHI obtained a secured loan from the E. Sun Commercial Bank in December 2006. Interest and the principal are payable monthly from January 2007 and due December 2009. CHI obtained another loan from the E. Sun Commercial Bank in February 2009. Interest and the principal are payable monthly from March 2009 and due in February 2013.

20. MATURITY ANALYSIS OF ASSETS AND LIABILITIES

The Company classified LED’s assets and liabilities of the construction operations as current and noncurrent according to the length of the operating cycle of the construction operations. Maturity analysis of LED’s related assets and liabilities was as follows:

	December 31, 2009
	Within One Year	Over One Year	Total
Assets

Inventories	$—	$1,368,424	$1,368,424
Deferred expenses (classified as other current assets)	—	93,236	93,236
Restricted assets	—	100,869	100,869

	$—	$1,562,569	$1,562,569

Liabilities

Trade notes and accounts payable	$5,797	$—	$5,797
Advance from land and building (classified as other current liabilities)	—	328,317	328,317

	$5,797	$328,317	$334,114

	December 31, 2008
	Within One Year	Over One Year	Total
Assets

Inventories	$—	$1,277,872	$1,277,872
Deferred expenses (classified as other current assets)	—	91,580	91,580
Restricted assets	—	55,546	55,546

	$—	$1,424,998	$1,424,998

Liabilities

Trade notes and accounts payable	$3,711	$—	$3,711
Advance from land and building (classified as other current liabilities)	—	226,567	226,567

	$3,711	$226,567	$230,278

21. STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000,000, which is divided into 12,000,000,000 common shares (at $10 par value per share), among which 9,696,808,181 shares are issued and outstanding as of December 31, 2009.

On March 28, 2006, the board of directors approved the issuance of the 2 preferred shares, and the MOTC purchased the 2 preferred shares at par value on April 4, 2006. In accordance with the Articles of Incorporation of Chunghwa, the preferred shares would be redeemed by Chunghwa three years from the date of issuance at their par value. These preferred shares expired on April 4, 2009 and were redeemed on April 6, 2009.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of December 31, 2009, the outstanding ADSs were 1,182,888 thousand common shares, which equaled approximately 118,289 thousand units and represented 12.20% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a. Exercise their voting rights,

b. Sell their ADSs, and

c. Receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations. The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued. However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

Chunghwa operates in a capital-intensive and technology-intensive industry and requires capital expenditures to sustain its competitive position in high-growth market. Thus, Chunghwa’s dividend policy takes into account future capital expenditure outlays. In this regard, a portion of the earnings may be retained to finance these capital expenditures. The remaining earnings can then be distributed as dividends if approved by the stockholders in the following year and will be recorded in the financial statements of that year.

For the years ended December 31, 2009 and 2008, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued on past experiences and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amount and the amount resolved in the shareholders’ meeting is charged to the earnings of the following year as a result of change in accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2008 and 2007 earnings of Chunghwa have been approved and resolved by the stockholders on June 19, 2009 and June 19, 2008 as follows:

	Appropriation and Distribution		Dividend Per Share
	2008	2007	2008	2007
Legal reserve	$4,127,675	$4,823,356	$—	$—
Special reserve	475	—	—	—
Reversal of special reserve	—	3,304	—	—
Cash dividends	37,138,775	40,716,130	3.83	4.26
Stock dividends	—	955,778	—	0.10
Employee bonus—cash	—	1,303,605	—	—
Employee bonus—stock	—	434,535	—	—
Remuneration to board of directors and supervisors	—	43,454	—	—

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 19, 2009, were $1,629,915 thousand and $38,807 thousand, respectively. The bonus to employees was all settled in cash. The aforementioned approved amounts of the bonus to employees and the remuneration to directors and supervisors were different from the accrual amounts of $1,723,921 thousand and $40,886 thousand, respectively, reflected in the statement of income for the year ended December 31, 2008. The differences of $94,006 thousand and $2,079 thousand, respectively, were treated as change in estimates and were adjusted against earnings for the year ended December 31, 2009.

The stockholders, at a meeting held on June 19, 2009, resolved to transfer capital surplus in the amount of NT$9,696,808 thousand to common capital stock. The abovementioned 2009 capital increase proposal was effectively approved by FSC. The board of directors authorized the chairman of directors to decide the ex-dividend date of the aforementioned proposal and the chairman decided the ex-dividend date as August 9, 2009.

The stockholders, at the stockholders’ meeting held on June 19, 2009, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The abovementioned 2009 capital reduction proposal was effectively approved by FSC. The board of directors of Chunghwa further authorized the chairman of board of directors of Chunghwa to designate the record date of capital reduction as of October 26, 2009. Subsequently, common capital stock was reduced by NT$9,696,808 thousand and the stock transfer date of capital reduction was January 28, 2010. The amount due to stockholders for capital reduction was paid in February 2010.

The stockholders, at a special meeting held on August 14, 2008, resolved to transfer capital surplus in the amount of $19,115,554 thousand to common capital stock. The abovementioned 2008 capital increase proposal was effectively registered with FSC. The board of directors resolved the ex-dividend date of the aforementioned proposal as October 25, 2008.

The stockholders, at the stockholders’ meeting held on August 14, 2008, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $19,115,554 thousand to common capital stock and was effectively registered with FSC. Chunghwa designated December 30, 2008 as the record date and March 9, 2009 as the stock transfer date of capital reduction. Subsequently, common capital stock was reduced by $19,115,554 thousand and a liability for the same amount of cash to be distributed to stockholders was recorded. Such cash payment to stockholders was made in March 2009.

The stockholders, at a meeting held on June 15, 2007, resolved to transfer capital surplus in the amount of $9,667,845 thousand to common capital stock and the capital increase proposal was effectively registered with FSC.

The stockholders, at the stockholders’ meeting held on June 15, 2007, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The capital reduction plan was effected by a transfer of capital surplus in the amount of $9,667,845 thousand to common capital stock and was effectively registered with FSC. Chunghwa designated October 19, 2007 and December 29, 2007 as the record date and the stock transfer date of capital reduction, respectively. Subsequently, common capital stock was reduced by $9,667,845 thousand and a liability for the actual amount of cash to be distributed to stockholders of $9,557,777 thousand was recorded. The difference between the reduction in common capital stock and the distribution amount represents treasury stock of $110,068 thousand held by Chunghwa and concurrently cancelled. Such cash payment to stockholders was made in January 2008.

The appropriation of Chunghwa’s 2009 earnings has not been resolved by the board of directors as of the report date. Information on the appropriation of Chunghwa’s 2009 earnings, employee bonus and remuneration to directors and supervisors resolved by the board of directors and approved by the stockholders will be available at the Market Observation Post System website.

22. SHARE-BASED COMPENSATION PLANS

SENAO share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units (Thousand)	Exercise Price
2003.09.03	2003.10.17	3,981	$ 14.7 (Original price $20.2)
2003.09.03	2004.03.04	385	17.6 (Original price $23.9)
2004.12.01	2004.12.28	6,500	10.0 (Original price $11.6
2004.12.01	2005.11.28	1,500	14.4 (Original price $18.3)
2005.09.30	2006.05.05	10,000	13.3 (Original price $16.9)
2007.10.16	2007.10.31	6,181	42.6 (Original price $44.2)

		28,547

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value. The SENAO Plans have exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividend (except for 2007 Plan), except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction (2007 Plan is out of this exception), and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment. The options of all the Plans are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25% will vest three and four years after the grant date respectively.

Information about SENAO’s outstanding stock options for the years ended December 31, 2009 and 2008 was as follows:

	Stock Options Outstanding
	2009		2008
	Number of Options (Thousand)	Weighted Average Exercise Price NT$	Number of Options (Thousand)	Weighted Average Exercise Price NT$
Options outstanding, beginning of year	13,818	$26.34	18,592	$24.70
Options exercised	(4,076)	13.75	(4,299)	13.64
Options expired	(419)	31.35	(475)	23.10

Options outstanding, end of year	9,323	30.92	13,818	26.34

Options exercisable, end of year	4,545		2,559

As of December 31, 2009, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$10.0-$13.3	3,427	2.20	$12.96	1,512	$12.54
$14.4-$17.6	259	1.92	14.40	259	14.40
$42.6	5,637	3.92	42.60	2,774	42.60

As of December 31, 2008, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$10.0-$14.3	6,852	3.08	$13.49	1,959	$13.38
$15.5-$18.9	933	2.25	15.60	600	15.65
$42.6	6,033	4.92	42.60	—	—

No compensation cost was recognized under the intrinsic value method for the years ended December 31, 2009 and 2008. Had SENAO used the fair value method to recognize the compensation cost, there would have been no significant impact on the consolidated net income and earnings per share.

Had SENAO used the fair value method to evaluate the options using the Black-Scholes model, the assumptions of SENAO for the year ended December 31, 2009 would have been as follows:

	October 31, 2007	May 5, 2006	November 28, 2005	December 28, 2004	March 4, 2004
Expected dividend yield	1.49%	—	—	—	—
Risk free interest rate	2.00%	1.75%	2.00%	1.88%	1.88%
Expected life	4.375 years	4.375 years	4.375 years	4.375 years	4.375 years
Expected volatility	39.82%	39.63%	43.40%	49.88%	52.65%
Weighted-average fair value of grants	$13.69	$5.88	$6.93	$4.91	$10.56

23. TREASURY STOCK (COMMON STOCK IN THOUSANDS OF SHARES)

	Year Ended December 31
	2009	2008
Balance, beginning of year	—	110,068
Decrease	—	(110,068)

Balance, end of year	—	—

According to the Securities and Exchange Law of the ROC, total shares of treasury stock shall not exceed 10% of Chunghwa’s stock issued. The total amount of the repurchased shares shall not be more than the total amount of retained earnings, capital surplus and realized additional paid-in capital. The Company shall neither pledge treasury stock nor exercise shareholders’ rights on these shares, such as rights to dividends and to vote.

In order to maintain its credit and stockholders’ equity, Chunghwa repurchased 121,075 thousand share of treasury stock for $7,217,562 thousand from August 29, 2007 to October 25, 2007. On December 29, 2007, Chunghwa cancelled 11,007 thousand shares of treasury stock by reducing common stock of $110,068 thousand. The remaining treasury stock of 110,068 thousand shares amounted $7,107,494 thousand was cancelled on February 21, 2008.

24. COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Year Ended December 31, 2009
	Operating Costs	Operating Expenses	Total
Compensation expense
Salaries	$12,543,945	$9,900,839	$22,444,784
Insurance	998,513	771,386	1,769,899
Pension	1,517,216	1,138,192	2,655,408
Other compensation	8,807,199	6,030,557	14,837,756

	$23,866,873	$17,840,974	$41,707,847

Depreciation expense	$33,169,331	$1,944,775	$35,114,106

Amortization expense	$957,183	$232,255	$1,189,438

	Year Ended December 31, 2008
	Operating Costs	Operating Expenses	Total
Compensation expense
Salaries	$12,335,481	$9,789,863	$22,125,344
Insurance	915,170	703,331	1,618,501
Pension	1,616,950	1,237,295	2,854,245
Other compensation	8,494,259	5,838,074	14,332,333

	$23,361,860	$17,568,563	$40,930,423

Depreciation expense	$35,018,348	$2,082,987	$37,101,335

Amortization expense	$889,019	$185,862	$1,074,881

25. INCOME TAX

a. Income tax expense consisted of the following:

	Year Ended December 31
	2009	2008
Income tax payable	$11,777,375	$13,666,740
Income tax – separated	62,768	300,915
Income tax – deferred	1,098,630	(153,646)
Adjustments of prior years’ income tax	(195,839)	78,299

Income tax	$12,742,934	$13,892,308

The balance of income tax payable as of December 31, 2009 and 2008 was shown net of prepaid income tax.

In May 2009, the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, which reduces the income tax rate of profit-seeking enterprises from 25% to 20% since 2010. The Company recalculated its deferred income tax assets and liabilities in accordance with the amended Article and recorded the resulting difference as an income tax expense or benefit.

b. Net deferred income tax assets (liabilities) consisted of the following:

	December 31
	2009	2008
Current

Deferred income tax assets (liabilities)
Provision for doubtful accounts	$351,322	$489,405
Unrealized accrued expense	50,128	22,384
Estimated warranty liabilities	19,434	12,726
Valuation loss on inventory	16,780	31,181
Abandonment of equipment not approved by National Tax Administration	4,628	40,239
Unrealized foreign exchange loss (gain)	2,870	(35,600)
Loss carryforward	2,274	11,291
Investment tax credit	862	—
Valuation loss (gain) on financial instruments, net	(9,015)	13,696
Other	13,371	11,246

	452,654	596,568
Valuation allowance	(351,307)	(478,033)

Net deferred income tax assets—current	$101,347	$118,535

Noncurrent

Accrued pension cost	$333,290	$1,404,718
Loss carryforward	112,756	137,280
Impairment loss	63,777	138,499
Investment tax credit	17,016	—
Loss on disposal of property, plant and equipment	513	2,566
Other	16,008	6,424

	543,360	1,689,487
Valuation allowance	(60,429)	(146,172)

Net deferred income tax assets—noncurrent	$482,931	$1,543,315

As of December 31, 2009, details for investment tax credit of CHI and CHPT are as follows:

Law/Statue	Items	Remaining Creditable Amount	Expiry Year
Statute for Upgrading Industries	Pioneer Industry Investment Tax Credit	$7,383	2011

Statute for Upgrading Industries	Personnel training expenditures	$690	2011
	Personnel training expenditures	3,772	2012
	Personnel training expenditures	3,285	2013
	Purchase of machinery and equipment	889	2011
	Purchase of machinery and equipment	1,580	2012
	Purchase of machinery and equipment	279	2013

		$10,495

As of December 31, 2009, loss carryforward of CHIEF, Unigate, SHE, LED and CIYP are as follows:

Company	Total Amounts	Unused Amounts	Expiry Year
CHIEF	$22,609	$22,609	2013
	17,942	17,942	2014
	20,314	20,314	2015
	17,580	17,580	2016
	10,068	10,068	2017
	3,197	3,197	2018
	876	876	2019
Unigate	16	6	2017
	7	7	2018
SHE	5,010	3,948	2016
	922	922	2017
LED	6,383	6,383	2018
	8,904	8,904	2019
CIYP	2,274	2,274	2019

	$116,102	$115,030

c. The related information under the Integrated Income Tax System is as follows:

	December 31
	2009	2008
Balance of Imputation Credit Account (“ICA”)
Chunghwa	$7,429,628	$7,285,595

The actual and the estimated creditable ratios distribution of Chunghwa’s 2009 and 2008 for earnings were 26.50% and 30.61%, respectively. The imputation credit allocated to stockholders is based on its balance as of the date of dividend distribution. The estimated creditable ratio may change when the actual distribution of imputation credit is made.

d. Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1998 have been appropriated.

Chunghwa’s income tax returns have been examined by tax authorities through 2005. SENAO’s income tax returns have been examined by tax authorities through 2006. The following subsidiaries’ income tax returns have been examined by tax authorities through 2007: CHIEF, CHSI, SHE, CIYP, CHI and CHPT. Unigate’s income tax returns have been examined by tax authorities through 2008.

26. EARNINGS PER SHARE

EPS was calculated as follows:

	Amount (Numerator)		Weighted- average Number of Common Shares (Thousand) (Denominator)	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income
Year ended December 31, 2009

Basic EPS:
Income attributable to stockholders of the parent	$56,163,421	$43,757,426	9,696,808	$5.79	$4.51

Effect of dilutive potential common stock
SENAO’s stock options	(7,707)	(7,707)	—
Employee bonus	—	—	28,806

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$56,155,714	$43,749,719	9,725,614	$5.77	$4.50

Year ended December 31, 2008

Basic EPS:
Income attributable to stockholders of the parent	$58,472,865	$45,010,342	9,696,808	$6.03	$4.64

Effect of dilutive potential common stock
SENAO’s stock options	(13,775)	(13,775)	—
Employee bonus	—	—	20,681

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$58,459,090	$44,996,567	9,717,489	$6.02	$4.63

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the years ended December 31, 2009, and 2008. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the years ended December 31, 2009 and 2008 were also due to the effect of potential common stock of stock options issued by SENAO.

27. PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa is requested to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. on behalf of the MOTC upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. Based on the LPA, Chunghwa, SENAO, CIYP, CHIEF, Unigate, CHSI, SHE, LED, IFE, and CHI make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa, SENAO, CHIEF and SHE contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

The Company used December 31 as the measurement date for their pension plans.

Pension costs of the Company were $2,948,459 thousand ($2,737,057 thousand subject to defined benefit plan and $211,402 thousand subject to defined contribution plan) and $2,938,297 thousand ($2,774,487 thousand subject to defined benefit plan and $163,810 thousand subject to defined contributed plan) for the years ended December 31, 2009 and 2008, respectively.

Pension information of the Company of the defined benefit plan is summarized as follows:

a. Components of net periodic pension cost for the year

2009

	Chunghwa	SENAO	CHIEF
Service cost	$2,693,006	$1,602	$—
Interest cost	184,279	2,757	394
Expected return on plan assets	(140,875)	(2,595)	(254)
Amortization	(4,022)	1,224	256

Net periodic benefit pension cost	$2,732,388	$2,988	$396

2008

	Chunghwa	SENAO	CHIEF
Service cost	$2,658,562	$1,610	$—
Interest cost	185,873	2,656	443
Expected return on plan assets	(82,006)	(3,154)	(227)
Amortization	(2,529)	924	111
Curtailment/settlement loss to be recognized	14,374	—	(3,081)

Net periodic benefit pension cost	$2,774,274	$2,036	$(2,754)

b. Reconciliation between the fund status and accrued pension liabilities, vested benefit, actuarial assumptions and contributions and payments of the fund is summarized as follows:

Reconciliation between the fund status and accrued pension cost is summarized as follows:

2009

	Chunghwa	SENAO	CHIEF
Benefit obligation
Vested benefit obligation	$(7,440,999)	$(14,117)	$—
Non-vested benefit obligation	(3,156,229)	(90,301)	(10,001)

Accumulated benefit obligation	(10,597,228)	(104,418)	(10,001)
Additional benefit obligation	(1,387,020)	(42,341)	(6,328)

Projected benefit obligation	(11,984,248)	(146,759)	(16,329)
Fair values of plan assets	10,787,564	119,076	9,718

Funded status	(1,196,684)	(27,683)	(6,611)
Amortization of unrecognized net transition obligation	—	1,846	5,250
Unrecognized prior service cost effect	(45,754)	(7,518)	—
Amortization of unrecognized net loss (gain)	34,481	48,561	(3,980)

Net amount recognized – prepaid pension cost – included in other assets – other (accrued pension liabilities)	$(1,207,957)	$15,206	$(5,341)

2008

	Chunghwa	SENAO	CHIEF
Benefit obligation
Vested benefit obligation	$(5,658,116)	$(13,691)	$—
Non-vested benefit obligation	(2,832,135)	(72,787)	(7,661)

Accumulated benefit obligation	(8,490,251)	(86,478)	(7,661)
Additional benefit obligation	(930,915)	(36,350)	(6,659)

Projected benefit obligation	(9,421,166)	(122,828)	(14,320)
Fair values of plan assets	4,282,694	112,186	8,877

Funded status	(5,138,472)	(10,642)	(5,443)
Amortization of unrecognized net transition obligation	—	2,770	5,712
Unrecognized prior service cost effect	(49,776)	(7,831)	—
Amortization of unrecognized net loss (gain)	23,860	27,614	(5,933)

Net amount recognized – prepaid pension cost – included in other assets – other (accrued pension liabilities)	$(5,164,388)	$11,911	$(5,664)

c. Vested benefit

	Chunghwa	SENAO	CHIEF
2009	$10,635,994	$17,846	$—

2008	$7,664,921	$17,776	$—

d. Actuarial assumptions

	Years Ended December 31
	2009	2008
Discount rate used in determining present value	2.00%	2.00%
Rate of compensation increase	1.00%	1.00%
Expect long-term rate of return on plan assets	1.50%	2.50%

e. Contributions and payments of the Fund

2009

	Chunghwa	SENAO	CHIEF
Contributions	$6,645,316	$6,129	$720

Payments	$177,500	$—	$—

2008

	Chunghwa	SENAO	CHIEF
Contributions	$1,515,234	$6,647	$735

Payments	$99,293	$—	$—

28. TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a. The Company engages in business transactions with the following related parties:

Company	Relationship
Chunghwa Precision Test Technical Co., Ltd. (“CHPT”)	Subsidiary of CHI before Chunghwa obtained control over CHI on September 9, 2009
Taiwan International Standard Electronics Ltd. (“TISE”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
So-net Entertainment Taiwan (“So-net”)	Equity-method investee
KingWay Technology Co., Ltd. (“KWT”)	Equity-method investee
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO

(Continued)

Company	Relationship
SENAO Technology Education Foundation (“STEF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Institute for Information Industry (“III”)	Equity-method investor of InfoExplorer
e-To You International Inc. (“ETY”)	Chairman of ETY is the vice chairman of InfoExplorer
ELTA Technology Co., Ltd. (“ELTA”)	Equity-method investee before Chunghwa sold all shares in July 2008

(Concluded)

b. Significant transactions with the above related parties are summarized as follows:

	December 31
	2009		2008
	Amount	%	Amount	%
1) Receivables

Trade notes and accounts receivable
III	$85,106	90	$—	—
ETY	9,000	10	—	—
CHPT	—	—	1,234	60
Others	217	—	818	40

	$94,323	100	$2,052	100

2) Payables

Trade notes payable, accounts payable, and accrued expenses
TISE	$271,290	81	$492,883	94
SKYSOFT	14,218	4	—	—
STEF	2,802	1	2,385	1
ETY	2,754	1	—	—
Others	2,346	—	2,032	—

	293,410	87	497,300	95
Payables to contractors
TISE	42,309	13	26,188	5

	$335,719	100	$523,488	100

3) Advances from customers (include in other current liabilities)

SNI	$2,142	—	$2,688	—
Others	—	—	152	—

	$2,142	—	$2,840	—

	Years Ended December 31
	2009		2008
	Amount	%	Amount	%
4) Revenues

III	$126,655	—	$—	—
So-net	60,516	—	—	—
SKYSOFT	34,485	—	32,738	—
ETY	10,812	—	—	—
ELTA	—	—	9,831	—
CHPT	—	—	6,800	—
Others	4,575	—	4,147	—

	$237,043	—	$53,516	—

5) Operating costs and expenses

TISE	$481,743	—	$538,389	—
SKYSOFT	21,870	—	—	—
STEF	19,198	—	11,028	—
III	17,606	—	—	—
ETY	13,444	—	—	—
KWT	6,057	—	—	—
SNI	397	—	8,452	—
ELTA	—	—	189,744	—
Others	955	—	6,070	—

	$561,270	—	$753,683	—

6) Non-operating income and gains

SNI	$25,531	2	$30,731	1
Others	7	—	155	—

	$25,538	2	$30,886	1

7) Acquisition of property, plant and equipment

TISE	$1,336,564	5	$849,985	3
III	18,972	—	—	—
Others	—	—	355	—

	$1,355,536	5	$850,340	3

SENAO rents out part of its plant to SNI and the rent is collected monthly. The foregoing transactions with related parties were conducted as arm’s length transactions, except for the transactions with SNI and STEF, III and ETY which were determined in accordance with mutual agreements.

c. The compensation of directors, supervisors and managements is showed as follow:

	Years Ended December 31
	2009	2008
Salaries	$144,192	$136,923
Compensation	63,518	56,671
Bonus	60,277	58,239

	$267,987	$251,833

29. PLEDGED ASSETS

The following assets are pledged as collateral for short-term and long-term bank loans and contract deposits by LED, SENAO, CHIEF, SHE, IFE, CHPT and CHTS.

	December 31
	2009	2008
Property, plant and equipment, net	$660,580	$337,857
Leased assets, net	—	435,166
Restricted assets	100,117	11,904

	$760,697	$784,927

30. SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of December 31, 2009, the Company’s remaining commitments under non-cancelable contracts with various parties were as follows:

a.	Acquisition of land and buildings of $229,522 thousand.

b.	Acquisition of telecommunications equipment of $18,006,427 thousand.

c.	Unused letters of credit of $400,000 thousand.

d.	Contract to print billing, envelopes and marketing gifts of $60,111 thousand.

e.	LED has already contracted to advance sale of land and buildings for $2,244,173 thousand, and collected $328,317 thousand according to the contracts.

f.	For the purpose of completion the construction, acquisition of the building construction license and registration ownerships of all buildings for Wan-Xi Project, LED signed the trust deeds with Hua Nan Bank and China Real Estate Management Co., Ltd. for the fund management, property rights and related development to the extent of authority they are given.

Trust assets are as follow:

December 31, 2009
Restricted assets -bank deposits	$100,869
Land held under development	1,822,167

$1,923,036

g.	The Company also has non-cancelable operating leases covering certain buildings, computers, computer peripheral equipment and operation system software under contracts that expire in various years. Future lease payments were as follows:

Amount
2010	$1,731,510
2011	1,381,134
2012	1,053,008
2013	815,230
2014 and thereafter	452,514

h.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment—other monetary assets). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government. Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. The Company does not know when its contribution to the Piping Fund will be returned; therefore, the Company did not discount the face amount of its contribution to the Pining Fund.

i.	A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. Chunghwa stated that both parties have the right to use co-management land without consideration. Chunghwa Post Co., Ltd. can’t request payment for land compensation. Furthermore, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa filed an appeal at the Taiwan Taipei District Court. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that Chunghwa only need to pay $16,870 thousand along with interest calculated at 5% per annum from July 23, 2005 and 4% of the court fees as the court judgment compensation. However, Chunghwa Post Co., Ltd. did not accept the judgment and filed an appeal at Taiwan High Court. Chunghwa also filed an appeal at the Taiwan High Court within the statutory period. As of the date of the audit report, the appeal is still in process.

j.	Giga Media filed a civil action against Chunghwa with the Taiwan Taipei District Court (the “Court”) on June 12, 2008. The complaint alleged that Chunghwa infringed Giga Media’s ROC Patent No. I258284 which is a Point-to-Point Protocol over Ethernet (“PPPoE”) technique used to launch fixed IP of ADSL. Giga Media is seeking damages of $500,000 thousand and interest calculated at 5% for the period from one day following the date Chunghwa received the official notification from the Court to the payment date. Afterwards Giga Media withdrew this civil action on October 2, 2009.

31. FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Carrying amounts and fair values of financial instruments were as follows:

	December 31
	2009		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	$73,259,490	$73,259,490	$81,288,165	$81,288,165
Financial assets at fair value through profit or loss	40,519	40,519	258,578	258,578
Available-for-sale financial assets	17,537,089	17,537,089	14,182,385	14,182,385
Held-to-maturity financial assets—current	1,099,595	1,099,595	769,435	769,435
Trade notes and accounts receivable, net	11,973,180	11,973,180	10,844,712	10,844,712
Receivables from related parties	94,323	94,323	2,052	2,052
Other current monetary assets	1,839,745	1,839,745	2,226,256	2,226,256
Restricted assets—current	177,462	177,462	58,914	58,914
Investments accounted for using equity method	1,621,772	1,742,624	2,337,190	2,498,632
Financial assets carried at cost	2,536,560	2,536,560	2,537,357	2,537,357
Held-to-maturity financial assets—noncurrent	3,929,662	3,929,662	3,044,102	3,044,102
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,550,825	1,550,825	1,373,644	1,373,644
Restricted assets—noncurrent (included in “other assets—others”)	23,524	23,524	8,536	8,536
Liabilities
Short-term loans	763,000	763,000	258,000	258,000
Financial liabilities at fair value through profit or loss	828	828	107,344	107,344
Trade notes and accounts payable	10,155,383	10,155,383	11,359,570	11,359,570
Payables to related parties	335,719	335,719	523,488	523,488
Accrued expenses	17,448,914	17,448,914	16,345,702	16,345,702
Due to stockholders for capital reduction	9,696,808	9,696,808	19,115,554	19,115,554
Payables to contractors (included in “other current liabilities”)	2,229,165	2,229,165	1,546,234	1,546,234
Amounts collected in trust for others (included in “other current liabilities”)	2,224,736	2,224,736	$2,534,600	$2,534,600
Payables to equipment suppliers (included in “other current liabilities”)	1,532,703	1,532,703	2,526,229	2,526,229
Refundable customers’ deposits (included in “other current liabilities”)	1,045,127	1,045,127	980,622	980,622
Hedging derivative financial liabilities (included in “other current liabilities”)	—	—	27,616	27,616
Current portion of long-term loans	117,181	117,181	8,440	8,440
Long-term loans	221,252	221,252	29,400	29,400
Customers’ deposits	5,998,035	5,998,035	6,159,722	6,159,722

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2, 3, and 4 below.

2)	If the financial instruments have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the other financial instruments are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Long-term investments are based on the net asset values or carrying values of the investments in unconsolidated companies if quoted market prices are not available.

4)	The fair value of long-term loans (including current portion) is discounted based on discounted projected cash flow which approximate their carrying amounts. The projected cash flows were discounted using the interest rate of similar long-term loans.

c.	Fair values of financial assets and liabilities using quoted market price or valuation techniques were as follows:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	December 31		December 31
	2009	2008	2009	2008
Assets

Financial assets at fair value through profit or loss	$40,519	$258,578	$—	$—
Available-for-sale financial assets	17,537,089	14,182,385	—	—

Liabilities

Financial liabilities at fair value through profit or loss	828	107,344	—	—
Hedging derivative financial liabilities (classified as other current liabilities)	—	27,616	—	—

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts, forward exchange contracts and currency option contracts exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, the Company would assess the risk before investing; therefore, no material market risk are anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations. Management does not expect the Company’s exposure to default by those parties to be material.

3)	Liquidation risk

The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk are anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk are anticipated.

4)	Cash flow interest rate risk

The Company engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

In addition, Chunghwa engages in investments in floating-interest-rate debt securities. The changes in market interest rate would impact the floating-interest rate; therefore, cash flows from such securities are expected to fluctuate due to changes in market interest rates.

e.	Fair value hedge

Chunghwa entered into currency swap contracts and forward exchange contracts to hedge the fluctuation in exchange rates of beneficiary certificate denominated in foreign currency, which is fair value hedge. The transaction was assessed as highly effective for the years ended December 31, 2009 and 2008.

None of the hedge currency swap contracts and forward exchange contracts existed as of December 31, 2009.

Outstanding forward exchange contracts for hedge as of December 31, 2008:

	Currency	Holding Period	Contract Amount (In Thousands)
December 31, 2008
Forward exchange contracts—sell	USD/NTD	2009.01	USD30,000

As of December 31, 2008, the forward exchange contract measured at fair value resulting in hedging derivative financial liability of $27,616 thousand (classified as other current liabilities).

32. ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financing provided: Please see Table 1.

b.	Endorsement/guarantee provided: None.

c.	Marketable securities held: Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: Please see Table 4.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: None.

g.	Total purchase from or sale to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 thousand or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 7.

j.	Financial transactions: Please see Notes 5 and 31.

k.	Investment in Mainland China: Please see Table 8.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 9.

33. THE FINANCIAL INFORMATION OF OPERATING SEGMENTS

a.	Segment information: Please see Table 10.

b.	Products and service revenues from external customer information: Please see Table 11.

c.	Geographic information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues is as follows:

	Year Ended December 31
	2009	2008
	(In Thousands)	(In Thousands)
Taiwan, ROC	$193,003,567	$196,333,878
Overseas	5,357,653	5,335,643

	$198,361,220	$201,669,521

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, Thailand, and Japan and except for $175,095 thousand and $31,549 thousand at December 31, 2009 and 2008, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.

d.	Major customers’ information

The export sales revenue of the Company is less than 10% of the operating income.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

FINANCINGS PROVIDED

YEAR ENDED DECEMBER 31, 2009

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Financing Company	Counter-party	Financial Statement Account	Maximum Balance for the Year		Ending Balance		Interest Rate (Note 5)	Type of Financing (Note 2)	Transaction Amount	Reason for Short-term Financing	Allowance for Bad Debt	Collateral		Financing Limit for Each Borrowing Company (Note 3)	Financing Company’s Financing Amount Limit (Note 4)
													Item	Value
9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Other receivables	$ (SG$	546,167 23,913)	$ (SG$	546,167 23,913)	6.38%	a	(Note 6)	—	$—	—	$—	$1,407,519 (SG$ 61,625)	$1,407,519 (SG$ 61,625)

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Reasons for financing are as follows:

a.	Business relationship.
b.	For short-term financing.

Note 3:	The upper limit of loans lending to any other party is no more than 100% of the net value of the latest financial statements of the lender.

Note 4:	The upper limit of loans lending to all other parties is no more than 100% of the net value of the latest financial statements of the lender.

Note 5:	It equals to the prime rate of Singapore plus 1%.

Note 6:	Chunghwa Telecom Singapore Pte., Ltd. signed the joint venture contract with SingTelSat Pte., Ltd. to establish ST-2 Satellite Ventures Pte., Ltd. which mainly engages in the installation and the operation of ST-2 telecommunications satellite. In the contract, it stated that Chunghwa Telecom Singapore Pte., Ltd. is obligated to rent the ST-2 telecommunications satellite from ST-2 Satellite Ventures Pte., Ltd. when the satellite is accomplished.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

DECEMBER 31, 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2009				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
0	Chunghwa	Stocks
	Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773	$1,331,859 (Note 12)	29	$3,452,289	Note 5
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000	2,926,677 (Note 12)	100	2,927,108	Note 1
		Chunghwa Investment Co., Ltd.	Subsidiary	Investments accounted for using equity method	178,000	1,651,391 (Note 12)	89	1,723,733	Note 1
		Chunghwa Telecom Singapore Pte. Ltd.	Subsidiary	Investments accounted for using equity method	61,869	1,407,519 (Note 12)	100	1,407,519	Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000	706,932 (Note 12)	100	625,409	Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942	447,647 (Note 12)	69	396,688	Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760	427,810	40	635,946	Note 1
		InfoExplorer Co., Ltd.	Subsidiary	Investments accounted for using equity method	22,498	276,472 (Note 12)	49	227,865	Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—	269,924	30	269,924	Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	51,590	230,528 (Note 12)	100	230,528	Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000	171,986 (Note 12)	100	171,986	Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438	89,913	30	50,546	Note 1
		KingWay Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,703	69,913	33	18,917	Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000	63,752 (Note 12)	100	83,537	Note 1
		Spring House Entertainment Inc.	Subsidiary	Investments accounted for using equity method	5,996	57,095 (Note 12)	56	41,806	Note 1
		So-net Entertainment Taiwan	Equity-method investee	Investments accounted for using equity method	3,429	30,920	30	13,066	Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1	10,166 (Note 12)	100	10,166	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2009						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)		Percentage of Ownership	Market Value or Net Asset Value
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	(US$ 1 dollar (Note 12	) )	100	(US$ 1 dollar	)	Note 3
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	(US$ 1 dollar (Note 12	) )	100	(US$ 1 dollar	)	Note 3
		Taipei Financial Center	—	Financial assets carried at cost	172,927	1,789,530		12	1,358,652		Note 2
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	20,000	200,000		17	223,065		Note 2
		Global Mobile Corp.	—	Financial assets carried at cost	12,696	127,018		11	109,111		Note 2
		iD Branding Ventures	—	Financial assets carried at cost	7,500	75,000		8	81,292		Note 2
		PRTI International	—	Financial assets carried at cost	4,765	34,500		10	35,515		Note 2
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	2,000	—		9	2,882		Note 2

		Beneficiary certificates (mutual fund)
		PCA Well Pool Fund	—	Available-for-sale financial assets	194,181	2,500,000		—	2,521,126		Note 4
		Yuan Ta Wan Tai Bond Fund	—	Available-for-sale financial assets	173,683	2,500,000		—	2,513,121		Note 4
		Central Diamond Bond Fund	—	Available-for-sale financial assets	126,106	1,500,000		—	1,504,586		Note 4
		Polaris De-Li	—	Available-for-sale financial assets	129,654	2,008,787		—	2,021,960		Note 4
		Fuh-Hwa Bond Fund	—	Available-for-sale financial assets	108,849	1,500,000		—	1,503,777		Note 4
		JPM (Taiwan) Global Balanced Fund	—	Available-for-sale financial assets	14,161	200,000		—	207,434		Note 4
		JPM (Taiwan) JF Balanced Fund	—	Available-for-sale financial assets	2,462	50,000		—	49,538		Note 4
		Fuh-Hwa Aegis Fund	—	Available-for-sale financial assets	17,813	234,684		—	234,439		Note 4
		AGI Global Quantitative Balanced Fund	—	Available-for-sale financial assets	17,000	197,821		—	196,180		Note 4
		Capital Value Balance Fund	—	Available-for-sale financial assets	8,000	141,776		—	139,231		Note 4
		Fuh Hwa Life Goal Fund	—	Available-for-sale financial assets	9,330	140,000		—	159,575		Note 4
		Fuh Hwa Asia Pacific Balanced	—	Available-for-sale financial assets	7,764	100,000		—	89,907		Note 4
		Asia-Pacific Mega - Trend Fund	—	Available-for-sale financial assets	15,074	200,000		—	193,694		Note 4
		PCA Asia Pacc Infrastructure Fund	—	Available-for-sale financial assets	3,061	30,000		—	30,850		Note 4
		AIG Flagship Global Balanced Fund of Funds	—	Available-for-sale financial assets	25,679	350,000		—	348,723		Note 4
		Franklin Templeton Global Bond Fund of Funds	—	Available-for-sale financial assets	14,000	158,018		—	175,307		Note 4
		Cathay Global Aggressive Fund of Funds	—	Available-for-sale financial assets	15,570	210,000		—	198,047		Note 4
		Polaris Global Emerging Market Funds	—	Available-for-sale financial assets	13,603	200,000		—	191,389		Note 4
		HSBC Global Fund of Bond Funds	—	Available-for-sale financial assets	22,838	250,000		—	259,143		Note 4
		Fuh Hwa global Fixed Income FOFs Fund	—	Available-for-sale financial assets	11,512	140,000		—	141,257		Note 4
		PCA Asia Pacific REITs-A	—	Available-for-sale financial assets	7,849	50,000		—	51,020		Note 4
		Fidelity US High Yield Fund	—	Available-for-sale financial assets	535	206,588		—	187,894		Note 4
		HSBC GIF G16 Emg MK+ Bond	—	Available-for-sale financial assets	273	155,112		—	153,752		Note 4
		FTIF - Templeton G16 Bond	—	Available-for-sale financial assets	289	210,001		—	208,570		Note 4
		PIMCO Global Investment Grade Credi - Ins H Acc	—	Available-for-sale financial assets	398	161,575		—	160,663		Note 4
		MFS Meridian Funds - Global Equity Fund (A1 class)	—	Available-for-sale financial assets	253	262,293		—	222,375		Note 4
		Fidelity Fds International	—	Available-for-sale financial assets	128	163,960		—	123,157		Note 4
		Fidelity Fds America	—	Available-for-sale financial assets	937	163,960		—	134,258		Note 4
		JPMorgan Funds - Global Dynamic Fund (B)	—	Available-for-sale financial assets	303	165,640		—	126,684		Note 3
		MFS Meridian Funds - Research International Fund (A1 share)	—	Available-for-sale financial assets	173	131,920		—	100,559		Note 4
		Fidelity Fds Emerging Markets	—	Available-for-sale financial assets	144	122,175		—	84,397		Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2009				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Credit Suisse Equity Fund (Lux) Global Resources	—	Available-for-sale financial assets	10	$130,402	—	$88,785	Note 4
		Schroder ISF - BRIC Fund - A1 Acc	—	Available-for-sale financial assets	31	197,071	—	195,344	Note 4
		Parvest Europe Convertible Bond Fond	—	Available-for-sale financial assets	71	398,787	—	390,303	Note 4
		JPMorgan Funds - Global Convertibles Fund (EUR)	—	Available-for-sale financial assets	868	491,450	—	481,087	Note 4
		Schroder ISF Euro Corp. Bond A	—	Available-for-sale financial assets	260	190,098	—	185,120	Note 4
		Fidelity Euro Balanced Fund	—	Available-for-sale financial assets	476	303,683	—	259,501	Note 4
		Fidelity Fds World	—	Available-for-sale financial assets	248	144,116	—	102,520	Note 4
		Fidelity Fds Euro Blue Chip	—	Available-for-sale financial assets	155	140,125	—	98,465	Note 4
		MFS Meridian Funds - European Equity Fund (A1 share)	—	Available-for-sale financial assets	171	178,920	—	137,276	Note 4
		Henderson Horizon Fund - Pan European Equity Fund	—	Available-for-sale financial assets	230	180,886	—	154,002	Note 4

		Stock
		Polaris TW Top 50 Tracker	—	Available-for-sale financial assets	1,710	91,574	—	96,530	Note 5
		Polaris/P-Shares Taiwan DTV ETF	—	Available-for-sale financial assets	600	15,000	—	14,040	Note 5
		China Steel Corporation	—	Available-for-sale financial assets	926	28,374	—	30,558	Note 5
		Siliconware Precision Industries Co., Ltd.	—	Available-for-sale financial assets	661	28,369	—	28,654	Note 5
		Taiwan Semiconductor Manufacturing Co., Ltd.	—	Available-for-sale financial assets	456	28,357	—	29,412	Note 5
		U-Ming Marine Transport Corp.	—	Available-for-sale financial assets	454	28,363	—	29,510	Note 5
		President Chain Store Corp.	—	Available-for-sale financial assets	375	28,367	—	28,538	Note 5

		REITS
		Gallop No. 1 REIT	—	Available-for-sale financial assets	4,643	46,430	—	37,980	Note 5
		Fubon No. 1 Fund	—	Available-for-sale financial assets	5,727	57,270	—	64,142	Note 5

		Bonds
		Mega Securities Corp. 1st Unsecured Corporate Bonds in 2007	—	Held-to-maturity financial assets	—	150,000	—	150,000	Note 7
		KGI Securities 1st Unsecured Corporate Bonds 2007 - B Issue	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 7
		Mega Financial Holding 1st Unsecured Corporate Bond 2007 - B Issue	—	Held-to-maturity financial assets	—	200,000	—	200,000	Note 7
		Mega Securities Corp. 1st Unsecured Corporate Bond 2008 - A Issue	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 7
		Formosa Petrochemical Corp.	—	Held-to-maturity financial assets	—	99,876	—	99,876	Note 7
		Taiwan Power Company 3rd Boards in 2008	—	Held-to-maturity financial assets	—	149,941	—	149,941	Note 7
		GreTai Company 1st Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 7
		Fubon Financial Holding Company 2005 1st Unsecured Debenture	—	Held-to-maturity financial assets	—	99,720	—	99,720	Note 7
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008.	—	Held-to-maturity financial assets	—	49,935	—	49,935	Note 7
		Taiwan Power Company 5th Boards in 2008	—	Held-to-maturity financial assets	—	272,397	—	272,397	Note 7

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2009				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Yuanta Securities Finance Co. Ltd. 1st Unsecured Corporate Bonds-A Issue in 2007	—	Held-to-maturity financial assets	—	$100,015	—	$100,015	Note 7
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	300,716	—	300,716	Note 7
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	407,575	—	407,575	Note 7
		Taiwan Power Company 3rd Boards in 2006	—	Held-to-maturity financial assets	—	201,019	—	201,019	Note 7
		Taiwan Power Co. 1st Unsecured Bond-B Issue in 2001	—	Held-to-maturity financial assets	—	180,039	—	180,039	Note 7
		Formosa Petrochemical Corporation Bond Issue in 2006	—	Held-to-maturity financial assets	—	201,358	—	201,358	Note 7
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	204,583	—	204,583	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	202,049	—	202,049	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds - A Issue in 2008	—	Held-to-maturity financial assets	—	103,656	—	103,656	Note 7
		Taiwan Power Co. 4th secured Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	51,948	—	51,948	Note 7
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	102,961	—	102,961	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	201,190	—	201,190	Note 7
		NAN YA Company 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	99,893	—	99,893	Note 7
		MLPC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	199,703	—	199,703	Note 7
		China Steel Corporation 2nd Unsecured Corporate Bonds - A Issue in 2008	—	Held-to-maturity financial assets	—	100,033	—	100,033	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	202,049	—	202,049	Note 7
		Taiwan Power Co. 2nd Unsecured Bond - CB Issue in 2003	—	Held-to-maturity financial assets	—	151,043	—	151,043	Note 7
		Chinatrust Commercial Bank 2nd Unsecured Subordinate Financial Debentures Issue in 2003	—	Held-to-maturity financial assets	—	198,410	—	198,410	Note 7
		China Development Industrial Bank 2nd Financial Debentures Issue in 2006	—	Held-to-maturity financial assets	—	198,741	—	198,741	Note 7
		TaipeiFubon Bank 1st Financial Debentures - BA Issue in 2005	—	Held-to-maturity financial assets	—	100,407	—	100,407	Note 7

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2009				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
1	Senao International Co., Ltd.	Stocks
		Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	15,295	$288,407	41	$288,407	Note 1
		Senao International (Samoa) Holding Ltd.	Subsidiary	Investments accounted for using equity method	—	— (Note 12)	100	—	Note 8
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200	12,000	9	12,672	Note 2
		Beneficiary certificates (mutual fund)
		Prudential Financial Bond Fund	—	Available-for-sale financial assets	3,304	50,000	—	50,005	Note 4
		IBT Bond Fund	—	Available-for-sale financial assets	3,691	50,000	—	50,009	Note 4
		Fuh Hwa Global Short-term Income Fund	—	Available-for-sale financial assets	4,850	50,000	—	50,379	Note 4
		Fuh Hwa Strategic High Income Fund	—	Available-for-sale financial assets	5,000	50,000	—	51,100	Note 4

2	CHIEF Telecom Inc.	Stocks
		Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200	1,997 (Note 12)	100	1,997	Note 1
		CHIEF Telecom (Hong Kong) Limited	Subsidiary	Investments accounted for using equity method	400	993 (Note 12)	100	993	Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200	7,601 (Note 12)	100	7,601	Note 1
		eASPNet Inc.	—	Financial assets carried at cost	1,000	—	2	—	Note 2
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374	3,450	10	6,633	Note 2

3	Chunghwa System Integration Co., Ltd.	Stocks
		Concord Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	500	474 (Note 12)	100	474	Note 1
		Beneficiary certificates (mutual fund)
		Cathay Global Aggressive Fund of Fund	—	Available-for-sale financial assets	1,233	15,000	—	15,690	Note 4
		Cathay Global Infrastructure Fund	—	Available-for-sale financial assets	1,418	15,000	—	12,099	Note 4

9	Chunghwa Telecom Singapore Pte., Ltd.	Stocks
		ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Investments accounted for using equity method	18,102	408,341 (SG$ 17,878)	38	408,341 (SG$ 17,878)	Note 1

18	Concord Technology Co., Ltd.	Stocks
		Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	500	469 (Note 12)	100	469	Note 1

14	Chunghwa Investment Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. Co., Ltd.	Subsidiary	Investments accounted for using equity method	10,317	109,560 (Note 12)	54	109,560	Note 1
		Chunghwa Investment Holding Company	Subsidiary	Investments accounted for using equity method	589	10,860 (Note 12)	100	10,860	Note 1
		Tatung Technology Inc.	Equity-method investee	Investments accounted for using equity method	5,000	36,544	28	36,544	Note 1
		PandaMonium Company Ltd.	Equity-method investee	Investments accounted for using equity method	602	—	43	—	Note 1
		CHIEF Telecom Inc.	Equity-method investee	Investments accounted for using equity method	2,000	20,558 (Note 12)	4	20,933	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2009				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Digimax Inc.	—	Financial assets carried at cost	2,000	$36,000	4	$15,860	Note 2
		ChipSiP Technology Co.	—	Financial assets carried at cost	923	25,508	3	21,093	Note 11
		iD Branding Ventures	—	Financial assets carried at cost	2,500	25,000	3	27,100	Note 2
		Crystal Media Inc. Co.	—	Financial assets carried at cost	1,000	15,000	5	6,380	Note 2
		Giga Solar Materials Corporation	—	Financial assets carried at cost	456	54,720	2	216,481	Note 11
		UniDisplay Inc.	—	Financial assets carried at cost	4,000	46,000	3	46,000	Note 2
		Superior Industries Co., Ltd.	—	Financial assets carried at cost	750	22,500	2	14,880	Note 2
		XinTec Inc.	—	Financial assets carried at cost	24	1,076	—	1,280	Note 2
		LightHouse Technology Co.	—	Financial assets carried at cost	219	10,650	—	11,802	Note 11
		J Touch Corporation.	—	Financial assets carried at cost	74	3,640	—	4,241	Note 11
		DelSolar Co., Ltd.	—	Financial assets carried at cost	113	5,376	—	5,885	Note 11
		Taidoc Technology Corporation	—	Financial assets carried at cost	26	3,468	—	3,348	Note 11
		Tennrich International Corp.	—	Financial assets carried at cost	163	3,112	—	3,982	Note 11
		Subtron Technology Co.	—	Financial assets carried at cost	271	3,384	—	3,667	Note 11
		Huga Optotech Inc.	—	Financial assets carried at cost	229	6,672	—	8,116	Note 11
		Tatung Fine Chemicals Co.	—	Financial assets carried at cost	93	7,762	—	5,863	Note 11
		Join Well Technology Co.	—	Financial assets carried at cost	206	8,210	—	10,368	Note 11
		Daxon Technology Inc.	—	Financial assets carried at cost	50	750	—	1,278	Note 11
		Win Semiconductors Corp.	—	Financial assets carried at cost	260	7,603	—	7,145	Note 11
		GoaTronics Inc.		Prepayments for long-term investments in stocks	—	25,000	—	25,000	—
		Huga Optotech Inc.		Prepayments for long-term investments in stocks	—	791	—	791	—
		Tennrich International Corp.		Prepayments for long-term investments in stocks	—	7	—	7	—
		China Steel Corporation	—	Available-for-sale financial assets	263	7,757	—	8,271	Note 5
		Chi Mei Optoelectronics Corporation	—	Available-for-sale financial assets	20	332	—	450	Note 5
		Lite-On Technology Corp.	—	Available-for-sale financial assets	10	247	—	483	Note 5
		Asustek Computer Inc.	—	Available-for-sale financial assets	10	395	—	619	Note 5
		Orise Technology Co.	—	Available-for-sale financial assets	15	604	—	1,193	Note 5
		AU Optronics Corp.	—	Available-for-sale financial assets	6	181	—	223	Note 5
		Hon Hai Precision Ind. Co.	—	Available-for-sale financial assets	3	324	—	455	Note 5
		Tung Ho Steel Enterprise Corp.	—	Available-for-sale financial assets	30	1,009	—	1,040	Note 5
		Asia Cement Corporation	—	Available-for-sale financial assets	40	1,476	—	1,384	Note 5
		Yuanta Financial Holdings	—	Available-for-sale financial assets	70	1,707	—	1,645	Note 5
		Soft-World International Corporation	—	Available-for-sale financial assets	5	898	—	1,018	Note 5
		Radium Life Tech. Co., Ltd.	—	Available-for-sale financial assets	20	549	—	538	Note 5
		China Synthetic Rubber Corporation	—	Available-for-sale financial assets	20	686	—	684	Note 5
		Cyberlink Co.	—	Available-for-sale financial assets	5	676	—	685	Note 5
		Formosa Plastics Corporation	—	Available-for-sale financial assets	86	4,961	—	5,768	Note 5
		Fubon Financial Holding Co.	—	Available-for-sale financial assets	200	7,447	—	7,860	Note 5
		Cathay Financial Holding Co.	—	Available-for-sale financial assets	151	8,669	—	8,985	Note 5
		Asustek Computer Inc.	—	Available-for-sale financial assets	100	5,708	—	6,180	Note 5
		LARGAN Precision Co.	—	Available-for-sale financial assets	10	3,870	—	4,294	Note 5
		Dynapack International Technology Corp.	—	Available-for-sale financial assets	36	3,261	—	4,034	Note 5
		Anpec Electronics Corporation	—	Available-for-sale financial assets	51	1,745	—	2,746	Note 5
		Wei Chuan Foods Corp.	—	Available-for-sale financial assets	198	8,710	—	8,633	Note 5
		Faraday Technology Corp.	—	Available-for-sale financial assets	5	281	—	356	Note 5
		Gemtek Technology Co.	—	Available-for-sale financial assets	50	2,907	—	2,890	Note 5
		Swancor. Ind. Co.	—	Available-for-sale financial assets	129	7,376	—	9,265	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2009				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Apex Biotechnology Corp.	—	Available-for-sale financial assets	121	$6,643	—	$7,700	Note 5
		Via Technologies, Inc.	—	Available-for-sale financial assets	147	4,935	—	2,682	Note 5
		Cyberlink Co.	—	Available-for-sale financial assets	25	3,089	—	3,466	Note 5
		ITE Tech. Inc.	—	Available-for-sale financial assets	5	317	—	362	Note 5
		Optotech Corporation	—	Available-for-sale financial assets	50	1,305	—	1,430	Note 5
		Sino-American Silicon Products Inc.	—	Available-for-sale financial assets	113	8,841	—	9,954	Note 5
		Solar Applied Materials Technology Corp.	—	Available-for-sale financial assets	61	4,795	—	4,987	Note 5
		Vanguard International Semiconductor Co.	—	Available-for-sale financial assets	220	3,434	—	3,542	Note 5
		Marcoblock Inc.	—	Available-for-sale financial assets	10	1,162	—	1,490	Note 5
		Taiwan Semiconductor Co.	—	Available-for-sale financial assets	240	6,635	—	6,888	Note 5
		Tang Eng Iron Works Co.	—	Available-for-sale financial assets	75	2,449	—	2,902	Note 5
		Pan Jit International Inc.	—	Available-for-sale financial assets	270	5,415	—	7,250	Note 5
		Lite-On Semiconductor Corp.	—	Available-for-sale financial assets	285	6,300	—	6,883	Note 5
		MediaTek Inc.	—	Available-for-sale financial assets	2	991	—	1,116	Note 5
		Elan Microelectronics Corp.	—	Available-for-sale financial assets	105	5,334	—	5,953	Note 5
		Prolific Technology Inc.	—	Available-for-sale financial assets	50	1,776	—	2,450	Note 5
		Ability Enterprise Co.	—	Available-for-sale financial assets	95	5,933	—	5,966	Note 5
		Taiwan Hon Chuan Enterprise Co., Ltd.	—	Available-for-sale financial assets	100	5,306		5,300	Note 5
		Asia Cemet Corporation	—	Available-for-sale financial assets	100	3,424	—	3,460	Note 5
		I-Chiun Precision Industry Co., Ltd.	—	Available-for-sale financial assets	40	1,916	—	2,208	Note 5
		Cyber Power Systems, Inc.	—	Available-for-sale financial assets	100	7,532	—	13,500	Note 5
		Everlight Electronics Co., Ltd.	—	Available-for-sale financial assets	70	7,621	—	8,400	Note 5
		Yuanta Financial Holdings	—	Available-for-sale financial assets	300	6,978	—	7,050	Note 5
		Unimicron Technology Corp.	—	Available-for-sale financial assets	70	3,108	—	3,248	Note 5
		Hiwin Technologies Corp.	—	Available-for-sale financial assets	80	3,101	—	3,348	Note 5
		Sunrex Technology Corporation	—	Available-for-sale financial assets	176	6,285	—	6,574	Note 5
		A-DATA Technology Co., Ltd.	—	Available-for-sale financial assets	20	1,564	—	2,090	Note 5
		Delta Electronics, Inc.	—	Available-for-sale financial assets	60	5,379	—	6,000	Note 5
		Vivotek Inc.	—	Available-for-sale financial assets	95	3,764	—	4,323	Note 5
		Visual Phoionics Epijaxy Co., Ltd.	—	Available-for-sale financial assets	55	4,564	—	4,829	Note 5
		Taiwan Mobile Co., Ltd.	—	Available-for-sale financial assets	15	897	—	935	Note 5
		San Chih Semiconductor Inc. Ltd.	—	Available-for-sale financial assets	7	347	—	545	Note 5
		JuTeng International Holdings Limited	—	Available-for-sale financial assets	195	8,175	—	7,020	Note 5
		Tingyi (Cayman Islands) Holding Corp.	—	Available-for-sale financial assets	50	2,295	—	2,325	Note 5
		Neo-Neon Holdings Limited	—	Available-for-sale financial assets	400	5,280	—	6,420	Note 5

		Beneficiary certificates (mutual)
		Cathay Bond Fund	—	Available-for-sale financial assets	4,285	50,880	—	51,229	Note 4
		Jih Sun Bond Fund	—	Available-for-sale financial assets	2,130	30,000	—	30,070	Note 4
		FSITC Bound Found	—	Available-for-sale financial assets	294	50,000	—	50,094	Note 4
		Fuh Hwa Yu-Li Found	—	Available-for-sale financial assets	3,501	45,004	—	45,107	Note 4
		Fuh Hwa Global Fixed Income Found of Founds	—	Available-for-sale financial assets	1,899	20,757	—	23,304	Note 4
		Cathay Cathay Found	—	Available-for-sale financial assets	408	5,000	—	6,166	Note 4
		Manulife Asia Pacific Bond Fund	—	Available-for-sale financial assets	2,000	20,000	—	19,820	Note 4
		Capital Income Fund	—	Available-for-sale financial assets	649	10,000	—	10,000	Note 4
		Jih Sun Small Cap Fund	—	Available-for-sale financial assets	868	12,000	—	12,783	Note 4
		Kathy Mandarin Fund	—	Available-for-sale financial assets	500	5,000	—	4,950	Note 4
		Cathy Man AHL Futures Trust Fund of Funds	—	Available-for-sale financial assets	2,474	25,000	—	23,302	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2009				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Bonds
		Hua Nan Financial Holdings Company 1st Unsecured Subordinate Corporate Bonds Issue in 2006	—	Available-for-sale financial assets	500	$51,398	—	$51,675	Note 5
		AU Optronics Corporation 1st Secured Corporate Bonds Issue in 2008	—	Available-for-sale financial assets	500	51,372	—	51,648	Note 5
		Convertible bonds
		Synnex Technology International Corporation 1st Uusecured Convertible Bond Issue in 2008	—	Financial assets at fair value	9	1,002	—	1,010	Note 5
		Epistar Corporation Ltd. 3rd Convertible Bond	—	Financial assets at fair value through profit or loss	35	3,732	—	4,078	Note 5
		Evergreen Marine Corp. (Taiwan) Ltd. 3rd Unsecured Convertible Bond	—	Financial assets at fair value through profit or loss	60	6,412	—	6,288	Note 5
		Everlight Electronics Co., Ltd. 3rd Convertible Bonds	—	Financial assets at fair value through profit or loss	40	4,351	—	5,136	Note 5
		Asia Optical’s Second Domestic Unsecured Convertible Bond	—	Financial assets at fair value through profit or loss	49	4,900	—	6,223	Note 5
		Everlight Electronics Co., Ltd. 4th Convertible Bonds	—	Financial assets at fair value through profit or loss	50	5,000	—	5,958	Note 5
		Kingslide Works Co., Ltd. 2nd Convertible Bond	—	Financial assets at fair value through profit or loss	50	5,000	—	5,150	Note 5
22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Subsidiary	Investment accounted for using equity method	—	— (Note 12)	100	—	Note 9
24	Chunghwa Investment Holding Company	Stocks
		CHI One Investment Co., Limited	Subsidiary	Investment accounted for using equity method	—	— (Note 12)	100	—	Note 10

Note 1:	The net asset values of investees were based on audited financial statements.
Note 2:	The net asset values of investees were based on unaudited financial statements.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but not on operating stage, yet. Chunghwa has 100% ownership right in an amount of US$1 in each holding company.
Note 4:	The net asset values of beneficiary certification (mutual fund) were based on the net asset values on December 31, 2009.
Note 5:	Market value was based on the closing price of December 31, 2009.
Note 6:	Showing at their original carrying amounts without adjustments for fair values, except for held-to-maturity financial assets.
Note 7:	The net asset values of investees were based on amortized cost.
Note 8:	Senao International (Samoa) Holding Ltd. (SIS) was established by Senao in 2009. No capital is injected in SIS yet by the end of 2009.
Note 9:	Senao International HK Limited (SIHK) was established by SIS in 2009. No capital is injected in SIHK yet by the end of 2009.
Note 10:	CHI One Investment Co., Ltd. (COI) was established by CHI in 2009. No capital is injected in COI yet by the end of 2009.
Note 11:	Market value of emerging stock was based on the average trading price on December 31, 2009.
Note 12:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL FOR THE YEAR ENDED DECEMBER 31, 2009

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
0	Chunghwa Telecom Co., Ltd.	Stock

		Chunghwa Investment Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	98,000	$829,716 (Note 3)	80,000	$758,709	—	$—	$—	$—	178,000	$1,651,391 (Notes 3 and 6)
		Chunghwa Singapore Pte. Ltd.	Investments accounted for using equity method	—	Subsidiary	34,869	791,161 (Note 3)	27,000	610,659	—	—	—	—	61,869	1,407,519 (Notes 3 and 6)
		Vettel-CHT Co., Ltd.	Investments accounted for using equity method	—	Equity method investee	—	95,836 (Note 3)	—	197,088	—	—	—	—	—	269,924 (Note 3)
		Beneficiary certificates (mutual fund)
		PCA Well Pool Fund	Available-for-sale financial assets	—	—	117,079	1,500,000	77,102	1,000,000	—	—	—	—	194,181	2,500,000
		Yuanta Wan Tai Bond Fund	Available-for-sale financial assets	—	—	104,520	1,500,000	69,163	1,000,000	—	—	—	—	173,683	2,500,000
		Mega Diamond Bond Fund	Available-for-sale financial assets	—	—	—	—	126,106	1,500,000	—	—	—	—	126,106	1,500,000
		Polaris De-Li Fund	Available-for-sale financial assets	—	—	97,388	1,500,000	128,513	2,000,000	96,247	1,500,000	1,491,213	8,787	129,654	2,008,787
		Fuh-Hwa Bond Fund	Available-for-sale financial assets	—	—	—	—	108,849	1,500,000	—	—	—	—	108,849	1,500,000
		Franklin Templeton Sinoam Franklin Templeton Global Bond Fund of Fund	Available-for-sale financial assets	—	—	18,089	200,000	4,060	50,000	8,149	102,177	91,982	10,195	14,000	158,018
		Fuh Hwa Global Fixed Inc. FOFs	Available-for-sale financial assets	—	—	—	—	11,512	140,000	—	—	—	—	11,512	140,000
		Fubon Taiwan Selected Fund	Available-for-sale financial assets	—	—	100,000	618,404	—	—	100,000	671,052	618,104	52,948	—	—
		HSBC Taiwan Balanced Strategy Fund	Available-for-sale financial assets	—	—	100,000	797,811	—	—	100,000	794,099	769,374 (Note 4)	24,725	—	—
		Cathay Chung Hwa No. 1 Fund	Available-for-sale financial assets	—	—	100,000	717,909	—	—	100,000	696,522	710,886 (Note 4)	(14,364)	—	—
		Fuh Hwa Power Fund III	Available-for-sale financial assets	—	—	100,000	726,771	—	—	100,000	717,136	677,182 (Note 4)	39,954	—	—
		MFS Meridian Emerging Markets Debt Fund	Available-for-sale financial assets	—	—	336	208,578	—	—	336	231,575	208,578	22,997	—	—
		MFS Meridian Strategic Income Fund	Available-for-sale financial assets	—	—	316	132,592	—	—	316	141,019	132,592	8,427	—	—
		Fidelity Fds Intl Bond	Available-for-sale financial assets	—	—	14,644	565,387	—	—	14,644	551,576	565,387	(13,811)	—	—
		Sinopia Alternative Funds – Global Bond Market Neutral Fund 600	Available-for-sale financial assets	—	—	—	623,332	—	—	—	684,208	647,917	36,291	—	—
		HSBC GIF Global Emerging Markets Bond Fund	Available-for-sale financial assets	—	—	—	—	273	155,112	—	—	—	—	273	155,112
		Templeton Global Bond Fund Class A	Available-for-sale financial assets	—	—	—	—	289	210,001	—	—	—	—	289	210,001
		PIMCO Global Investor Series plc Global Investment Grade Credit Fund Class H – Institutional Accumulation	Available-for-sale financial assets	—	—	—	—	398	161,575	—	—	—	—	398	161,575
		Schroder International Selection Fund – BRIC (Brazil, Russia, India, China) EUR A1 (Accumulation)	Available-for-sale financial assets	—	—	—	—	31	197,071	—	—	—	—	31	197,071
		Fidelity Funds – European High Yield Fund	Available-for-sale financial assets	—	—	324	126,425	—	—	324	131,145	126,425	4,720	—	—
		Parvest Europe Bond Fund	Available-for-sale financial assets	—	—	39	287,400	—	—	39	320,925	287,400	33,525	—	—
(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance			Acquisition			Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)		Shares (Thousands/ Thousand Units)	Amount		Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
		SISF – Euro Bond Class A1 (Accumulation)	Available-for-sale financial assets	—	—	—		$—	260		$190,098	—	$—	$—	$—	260		$190,098
		Fidelity Euro Balance Fund	Available-for-sale financial assets	—	—	879		560,819	—		—	403	217,420	257,136	(39,716)	476		303,683

Bonds
		Taiwan Power Co. 1st Unsecured Bond-B Issue in 2001	Held-to-maturity financial assets	—	—	—		—	—		262,500 (Note 2)	—	—	—	—	—		$175,000 (Notes 2 and 5)
		Formosa Petrochemical Corporation 5th Unsecured Corporate Bonds Issue in 2006	Held-to-maturity financial assets	—	—	—		—	—		200,000 (Note 2)	—	—	—	—	—		200,000 (Note 2)
		Nan Ya Company 3rd Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—		—	—		200,000 (Note 2)	—	—	—	—	—		200,000 (Note 2)
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2007	Held-to-maturity financial assets	—	—	—		—	—		200,000 (Note 2)	—	—	—	—	—		200,000 (Note 2)
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	Held-to-maturity financial assets	—	—	—		—	—		100,000 (Note 2)	—	—	—	—	—		100,000 (Note 2)
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008.	Held-to-maturity financial assets	—	—	—		—	—		100,000 (Note 2)	—	—	—	—	—		100,000 (Note 2)
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009.	Held-to-maturity financial assets	—	—	—		—	—		200,000 (Note 2)	—	—	—	—	—		200,000 (Note 2)
		Nan Ya Company 1st Unsecured Corporate Bonds Issue in 2009.	Held-to-maturity financial assets	—	—	—		—	—		100,000 (Note 2)	—	—	—	—	—		100,000 (Note 2)
		MLPC 1st Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—		—	—		200,000 (Note 2)	—	—	—	—	—		200,000 (Note 2)
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2007	Held-to-maturity financial assets	—	—	—		—	—		200,000 (Note 2)	—	—	—	—	—		200,000 (Note 2)
		Taiwan Power Co. 2nd Unsecured Bond-CB Issue in 2003	Held-to-maturity financial assets	—	—	—		—	—		150,000 (Note 2)	—	—	—	—	—		150,000 (Note 2)
		Taipei Fubon Bank 1st Financial Debentures-BA Issue in 2005	Held-to-maturity financial assets	—	—	—		—	—		100,000 (Note 2)	—	—	—	—	—		100,000 (Note 2)

1	Senao International Co., Ltd.	Beneficiary certificates (mutual fund)
		Prudential financial bond	Available-for-sale financial assets	—	—	—		—	6,610		100,000	3,306	50,031	50,000	31	3,304		50,000
		IBT bond	Available-for-sale financial assets	—	—	—		—	7,385		100,000	3,694	50,041	50,000	41	3,691		50,000

9	Chunghwa Telecom Singapore Pte., Ltd.	Stocks
		ST-2 Satellite Ventures Pte., Ltd.	Investment accounted for using equipment	—	Equity-method investee	4,735	(SG$	106,432 4,735)	13,367	(SG$	302,629 13,367)	—	—	—	—	18,102	(SG$	408,341 17,878 (Note 3	) )

14	Chunghwa Investment Co., Ltd.	Beneficiary certificates (mutual fund)
		Cathay G16 Money Market	Available-for-sale financial assets	—	—	4,860		50,163	4,845		50,851	9,705	100,594	101,014	(420)	—		—

Note 1: Showing at their original carrying amounts without adjustments for fair values.

Note 2: Stated at its nominal amounts.

Note 3: The ending balance includes investment gain (loss) recognized under equity method, cumulative translation adjustments, and unrealized loss on financial instruments, respectively.

Note 4: The carrying amount of disposal was decreased by impairment losses.

Note 5: The carrying amount of installment was deducted $87,500 thousand.

Note 6: The amount was eliminated upon consolidation.

(Concluded)

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2009

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

Company Name	Type of Property	Trans- action Date	Trans- action Amount	Proceeds Collection Status	Counter- party	Nature of Relation- ship	Prior Transaction Made by Related Counter-party				Price Reference	Purpose of Acquisi- tion	Other Terms
							Owner	Relation- ship	Transfer Date	Amount
Light Era Development Co., Ltd.	Land and buildings	2009.09.01	$610,000	All collected	New Brilliance Asset Management Corp.	—	—	—	—	$—	Evaluation report of jointed firm	Construction sites	—

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2009

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes/Accounts Payable or Receivable
				Purchase/ Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)	% to Total
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$999,821 (Notes 4 and 10)	1	30 days	(Note 2)	(Note 2)	$261,458 (Notes 5 and 10)	2
				Purchase	5,172,852 (Notes 3 and 10)	5	30-90 days	(Note 2)	(Note 2)	(604,005) (Note 10)	(6)
		CHIEF Telecom Inc.	Subsidiary	Sales	229,335 (Notes 6 and 10)	—	30 days	(Note 2)	(Note 2)	23,031 (Note 10)	—
				Purchase	309,498 (Note 10)	—	60 days	(Note 2)	(Note 2)	(51,554) (Note 10)	(1)
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	441,564 (Notes 7 and 10)	—	30 days	—	—	(426,674) (Notes 8 and 10)	(4)
		InfoExplorer Co., Ltd.	Subsidiary	Purchase	111,190 (Notes 9 and 10)	—	30 days	(Note 2)	(Note 2)	(11,382) (Note 10)	—
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Purchase	481,743	—	30-90 days	—	—	(271,290)	(3)

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	5,093,269 (Notes 3 and 10)	27	30-90 days	(Note 2)	(Note 2)	604,005 (Note 10)	59
				Purchase	956,945 (Notes 4 and 10)	6	30 days	(Note 2)	(Note 2)	(142,117) (Notes 5 and 10)	(12)

2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	309,498 (Note 10)	28	60 days	(Note 2)	(Note 2)	51,554 (Note 10)	39
				Purchase	228,557 (Notes 6 and 10)	26	30 days	(Note 2)	(Note 2)	(23,031) (Note 10)	(28)

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,334,846 (Notes 7 and 10)	45	30 days	—	—	427,123 (Notes 8 and 10)	86

11	InfoExplorer Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	142,506 (Notes 9 and 10)	22	30 days	(Note 2)	(Note 2)	11,382 (Note 10)	4

(Continued)

Note 1:	Excluding payment and receipts collected in trust for others.
Note 2:	Transaction terms were determined in accordance with mutual agreements.
Note 3:	The difference was because Senao International Co., Ltd. classified the amount as nonoperating income and other current liabilities.
Note 4:	The difference was because Senao International Co., Ltd. classified the amount as operating expenses.
Note 5:	The difference was because Senao International Co., Ltd. classified the amount as other payables.
Note 6:	The difference was because CHIEF Telecom Inc. classified the amount as operating expenses.
Note 7:	The difference was because Chunghwa classified the amount as property, plant and equipment, inventories, and intangible assets.
Note 8:	The difference was because Chunghwa classified the amount as payables to contractors.
Note 9:	The difference was because Chunghwa classified the amount as property, plant and equipment, inventories, and intangible assets.
Note 10:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2009

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
						Amounts	Action Taken
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$261,458 (Note 2)	4.54 (Note 1)	$—	—	$261,458	$—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	862,912 (Note 2)	8.5 (Note 1)	—	—	3,771	—

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	427,123 (Note 2)	2.42 (Note 1)	—	—	182,104	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.
Note 2:	The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

FOR THE YEAR ENDED DECEMBER 31, 2009

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2009			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)		Note
					December 31, 2009	December 31, 2008	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian City, Taipei	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	29	$1,331,859 (Note 7)	$1,008,040	$288,268 (Note 7)		Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	2,926,677 (Note 7)	(49,907)	(49,757 (Note 7	) )	Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Telecommunications, telecommunications value-added services and other related professional investment	1,738,709	980,000	178,000	89	1,651,391 (Note 7)	45,517	34,424 (Note 7)		Subsidiary
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	1,389,939	779,280	61,869	100	1,407,519 (Note 7)	24	24 (Note 7)		Subsidiary
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services	838,506	838,506	60,000	100	706,932 (Note 7)	3,702	(14,033 (Note 7	) )	Subsidiary
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	447,647 (Note 7)	25,012	19,956 (Note 7)		Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	427,810	(53,764)	(48,471)		Equity-method investee
		InfoExplorer Co., Ltd.	Banqiao City, Taipei	IT solution provider, IT application consultation, system integration and package solution	283,500	—	22,498	49	276,472 (Note 7)	5,093	(7,029 (Note 7	) )	Subsidiary
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	91,239	—	30	269,924	23,766	7,724		Equity-method investee
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	201,263	201,263	51,590	100	230,528 (Note 7)	15,075	15,075 (Note 7)		Subsidiary
		Chunghwa International Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	171,986 (Note 7)	60,714	61,441 (Note 7)		Subsidiary
		Skysoft Co., Ltd.	Taipei	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	89,913	16,816	5,045		Equity-method investee
		KingWay Technology Co., Ltd.	Taipei	Publishing books, data processing and software services	71,770	71,770	1,703	33	69,913	2,252	(4,804)		Equity-method investee
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	63,752 (Note 7)	14,916	(5,115 (Note 7	) )	Subsidiary
		Spring House Entertainment Inc.	Taipei	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	5,996	56	57,095 (Note 7)	20,332	11,982 (Note 7)		Subsidiary
		So-net Entertainment Taiwan	Taipei	Online service and sale of computer hardware	60,008	—	3,429	30	30,920	(96,958)	(29,086)		Equity-method investee
		Chunghwa Telecom Japan Co., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	17,291	6,140	1	100	10,166 (Note 7)	(4,304)	(4,304 (Note 7	) )	Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Notes 3 and 7)	—	— (Notes 3 and 7)		Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Notes 3 and 7)	—	— (Notes 3 and 7)		Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2009			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
					December 31, 2009	December 31, 2008	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou Hsiang, Taipei	Telecommunication facilities manufactures and sales	$206,190	$206,190	15,295	41	$288,407	$104,663	$45,235	Equity-method investee
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	—	—	—	100	— (Notes 4 and 7)	—	— (Notes 4 and 7)	Subsidiary
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Telecommunication and internet service	2,000	2,000	200	100	1,997 (Note 7)	33	33 (Note 7)	Subsidiary
		CHIET Telecom (Hong Kong) Limited	Hong Kong	Network communication and engine room hiring	1,678 (HK$ 400)	1,678 (HK$ 400)	400	100	993 (HK$ 241) (Note 7)	(191) (HK$(45) )	(191) (HK$(45) ) (Note 7)	Subsidiary
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	6,068 (US$ 200)	6,068 (US$ 200)	200	100	7,601 (US$ 238) (Note 7)	1,178 (US$ 36)	1,178 (US$ 36) (Note 7)	Subsidiary
3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Providing advanced business solutions to telecommunications	16,179 (US$ 500)	16,179 (US$ 500)	500	100	474 (US$ 15) (Note 7)	(12,738) (US$(386) )	(12,738) (US$(386) ) (Note 7)	Subsidiary
9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	409,061 (SG$ 18,102)	106,432 (SG$ 4,735)	18,102	38	408,341 (SG$ 17,878)	(7,478) (SG$(329) )	(2,842)(SG$(125) )	Equity-method investee
14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Tao Yuan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	91,875	91,875	10,317	54	109,560 (Note 7)	(9,998)	(5,372) (Note 8)	Subsidiary
		Chunghwa Investment Holding	Burnei	General investment	20,000 (US$ 589)	20,000 (US$ 589)	589	100	10,860 (US$ 341) (Note 7)	(72) (US$(2) )	(72) (US$(2) ) (Note 8)	Subsidiary
		Tatung Technology Inc.	Taipei	The product of SET TOP BOX	50,000	50,000	5,000	28	36,544	6,072	760	Equity-method investee
		Panda Monium Company Ltd.	Cayman	The production of animation	20,000 (US$ 602)	20,000 (US$ 602)	602	43	—	(34,418)	(14,645)	Equity-method investee
		CHIEF Telecom Inc.	Taipei	Telecommunication and internet service	20,000	20,000	2,000	4	20,588 (Note 7)	25,012	550 (Note 8)	Equity-method investee
18	Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	16,179 (US$ 500)	16,179 (US$ 500)	500	100	469 (US$ 15) (Note 7)	(12,738) (US$(386) )	(12,738) (US$(386) ) (Note 7)	Subsidiary
22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited.	Hong Kong	Sales of communication business	—	—	—	100	— (Notes 5 and 7)	—	— (Notes 5 and 7)	Subsidiary
24	Chunghwa Investment Holding Company	(CHI One Investment Co., Limited)	Hong Kong	General investment	—	—	—	100	— (Notes 6 and 7)	—	— (Notes 6 and 7)	Subsidiary

Note 1:	The equity in net income (loss) of investees was based on audited financial statements.
Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) and Prime Asia Investments Group Ltd. (B.V.I.) were incorporated in March 2006, but not on operating stage. Chunghwa has 100% ownership right in an amount of US$1 in each holding company.
Note 4:	Senao International (Samoa) Holding Ltd. was established by Senao International Co., Ltd. in 2009. No capital is injected in Senao International (Samoa) yet by the end of 2009.
Note 5:	Senao International Co., Ltd. established Senao International HK Limited by the subsidiary, Senao International (Samoa) Holding Ltd., in 2009. No capital is injected in Senao International HK Limited yet by the end of 2009.
Note 6:	CHI established CHI One Investment Co., Limited by the subsidiary, Chunghwa Investment Holding Company, in Hong Kong in 2009. No capital is injected in CHI One Investment Co., Limited yet by the end of 2009.
Note 7:	The amount was eliminated upon consolidation.
Note 8:	The transactions happened after Chunghwa has control over CHI on September 9, 2009 were eliminated upon consolidation.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

FOR THE YEAR ENDED DECEMBER 31, 2009

(Amounts in Thousands of New Taiwan Dollars, in Thousands of U.S. Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1, 2009	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31, 2009	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2 and 4)	Carrying Value as of December 31, 2009 (Note 4)		Accumulated Inward Remittance of Earnings as of December 31, 2009
					Outflow	Inflow
Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$16,179 (US$ 500)	Note 1	$16,179 (US$ 500)	$—	$—	$16,179 (US$ 500)	100%	$(12,738) (US$(386))	$ (US$	469 15)	$—

Accumulated Investment in Mainland China as of December 31, 2009	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
$16,179 (US$500)	$48,169 (US$1,500)	$375,245 (Note 3)

Note 1:	Chunghwa System Integration Co., Ltd. indirectly owns this investee through an investment company registered in a third region.
Note 2:	Recognition of investment gains (losses) was calculated based on the investee’s audited financial statements.
Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.
Note 4:	The amount was eliminated upon consolidation.

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2009	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$261,458	—	—
					Accounts payable	616,052	—	—
					Amounts collected in trust for others	247,091	—	—
					Revenues	999,821	—	1
					Non-operating income and gains	35	—	—
					Operating costs and expenses	5,172,852	—	3
					Office supplies	165	—	—
					Property, plant and equipment	268	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	23,660	—	—
					Accounts payable	51,554	—	—
					Amounts collected in trust for others	2,984	—	—
					Revenues	229,335	—	—
					Operating costs and expenses	309,498	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	29,422	—	—
					Accounts payable	426,674	—	—
					Payable to contractors	449	—	—
					Revenues	34,879	—	—
					Non-operating income and gains	6,890	—	—
					Operating costs and expenses	441,564	—	—
					Office supplies	1,264	—	—
					Inventories	19,139	—	—
					Property, plant and equipment	771,878	—	—
					Intangible assets	101,001	—	—
			Chunghwa Telecom Global, Inc.	a	Accounts receivable	20,399	—	—
					Accounts payable	31,001	—	—
					Advances from customers	13	—	—
					Revenues	59,288	—	—
					Operating costs and expenses	67,139	—	—
					Property, plant and equipment	21,770	—	—
			Spring House Entertainment Inc.	a	Accounts receivable	7,706	—	—
					Accounts payable	3,025	—	—
					Revenues	2,500	—	—
					Operating costs and expenses	83,868	—	—
			Unigate Telecom Inc.	a	Revenues	1,971	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
		Chunghwa International Yellow Pages Co., Ltd.	a	Accounts receivable	$22,899	—	—
				Accounts payable	86,287	—	—
				Amounts collected in trust for others	23,033	—	—
				Advances from customers	2,240	—	—
				Revenues	19,168	—	—
				Non-operating income and gains	126	—	—
				Operating costs and expenses	84,334	—	—
		Donghwa Telecom Co., Ltd.	a	Accounts receivable	10,112	—	—
				Accounts payable	13,733	—	—
				Advances from customers	25,551	—	—
				Revenues	2,690	—	—
				Operating costs and expenses	14,196	—	—
		Light Era Development Co., Ltd.	a	Accounts payable	78	—	—
				Amounts collected in trust for others	494	—	—
				Revenues	4,022	—	—
				Operating costs and expenses	74	—	—
		InfoExplorer Co., Ltd.	a	Accounts receivable	63	—	—
				Accounts payable	11,382	—	—
				Revenues	14,336	—	—
				Operating costs and expenses	111,190	—	—
				Inventories	7,792	—	—
				Property, plant and equipment	16,857	—	—
				Intangible assets	6,667	—	—
		Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	3,780	—	—
				Accounts payable	2,472	—	—
				Revenues	10,291	—	—
				Operating costs and expenses	8,646	—	—
		Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	2,382	—	—
				Accounts payable	2,946	—	—
				Revenues	12,794	—	—
				Operating costs and expenses	13,613	—	—
		Chunghwa Precision Test Tech. Co., Ltd.	a	Accounts receivable	1,220	—	—
				Revenues	6,641	—	—
				Non-operating income and gains	286	—	—
				Operating costs and expenses	1	—	—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	604,005	—	—
				Other receivable	258,907	—	—
				Prepaid expenses	231	—	—
				Accounts payable	142,117	—	—
				Other payable	119,341	—	—
				Amounts collected in trust for others	79,925	—	—
				Revenues	5,093,269	—	3
				Non-operating income and gains	91	—	—
				Operating costs and expenses	999,821	—	1
				Non-operating expenses and losses	35	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
		Chunghwa International Yellow Pages Co., Ltd.	c	Other payable	$170	—	—
				Operating costs and expenses	1,212	—	—
		Chunghwa System Integration Co., Ltd.	c	Other payable	4,550	—	—
				Revenues	19	—	—

2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	54,538	—	—
				Accounts payable	23,031	—	—
				Advances from customers	629	—	—
				Revenues	309,498	—	—
				Operating costs and expenses	229,335	—	—
		Chunghwa System Integration Co., Ltd.	c	Accounts receivable	25	—	—
				Revenues	137	—	—
		Chunghwa International Yellow Pages Co., Ltd.	c	Notes payable	81	—	—
				Operating costs and expenses	77	—	—
		Donghwa Telecom Co., Ltd.	c	Accounts receivable	108	—	—
		Chunghwa Telecom Global, Inc.	c	Operating costs and expenses	74	—	—

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	427,123	—	—
				Accounts payable	29,422	—	—
				Revenues	1,334,846	—	—
				Operating costs and expenses	41,769	—	—
		CHIEF Telecom Inc.	c	Accounts payable	25	—	—
				Operating costs and expenses	137	—	—
		Spring House Entertainment Inc.	c	Accounts receivable	166	—	—
				Revenues	1,315	—	—
		Chunghwa International Yellow Pages Co., Ltd.	c	Accounts payable	164	—	—
				Revenues	3,615	—	—
		Light Era Development Co., Ltd.	c	Revenues	6	—	—
		InfoExplorer Co., Ltd.	c	Accounts receivable	864	—	—
				Accounts payable	1,659	—	—
				Advances from customers	640	—	—
				Revenues	8,551	—	—
				Operating costs and expenses	1,580	—	—
		Chunghwa Precision Test Tech. Co., Ltd.	c	Accounts receivable	877	—	—
				Revenues	835	—	—
		Senao International Co., Ltd.	c	Accounts receivable	4,550	—	—
				Operating costs and expenses	19	—	—

5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	31,001	—	—
				Prepaid expenses	13	—	—
				Accounts payable	20,399	—	—
				Revenues	88,909	—	—
				Operating costs and expenses	59,288	—	—
		CHIEF Telecom Inc.	c	Revenues	74	—	—
		Chunghwa Precision Test Tech. Co., Ltd.	c	Accounts receivable	88	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
7	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$3,025	—	—
				Other payable	7,706	—	—
				Revenues	83,868	—	—
				Operating costs and expenses	2,500	—	—
		Chunghwa System Integration Co., Ltd.	c	Accounts payable	166	—	—
				Operating costs and expenses	26	—	—
				Property, plant and equipment	689	—	—
				Intangible assets	600	—	—
15	Unigate Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	1,971	—	—
4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	109,320	—	—
				Prepaid expenses	2,240	—	—
				Accounts payable	4,215	—	—
				Amounts collected in trust for others	17,545	—	—
				Advance from customers	1,139	—	—
				Revenues	84,334	—	—
				Operating costs and expenses	19,168	—	—
				Non-operating expenses and losses	126	—	—
		Senao International Co., Ltd.	c	Accounts receivable	170	—	—
				Revenues	1,212	—	—
		Chunghwa System Integration Co., Ltd.	c	Accounts receivable	164	—	—
				Operating costs and expenses	680	—	—
				Property, plant and equipment	1,716	—	—
				Intangible assets	1,219	—	—
		CHIEF Telecom Inc.	c	Accounts receivable	81	—	—
				Revenues	77	—	—
		InfoExplorer Co., Ltd.	c	Accounts receivable	29	—	—
				Revenues	28	—	—
6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	13,733	—	—
				Prepaid expenses	25,551	—	—
				Accounts payable	10,112	—	—
				Revenues	14,196	—	—
				Operating costs and expenses	2,690	—	—
		Chunghwa Telecom Singapore Pte., Ltd.	c	Accounts payable	1,444	—	—
		CHIEF Telecom Inc.	c	Accounts payable	108	—	—
8	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	78	—	—
				Prepaid rent	494	—	—
				Revenues	74	—	—
				Operating costs and expenses	4,022	—	—
		Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	6	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
11	InfoExplorer Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$11,382	—	—
				Accounts payable	63	—	—
				Revenues	142,506	—	—
				Operating costs and expenses	14,336	—	—
		Chunghwa International Yellow Pages Co., Ltd.	c	Accounts payable	29	—	—
				Operating costs and expenses	28	—	—
		Chunghwa System Integration Co., Ltd.	c	Accounts receivable	1,659	—	—
				Prepaid expenses	640	—	—
				Accounts payable	864	—	—
				Revenues	1,580	—	—
				Operating expenses	1,513	—	—
				Property, plant and equipment	88	—	—
				Intangible assets	6,950	—	—
10	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	2,472	—	—
				Accounts payable	3,780	—	—
				Revenues	8,646	—	—
				Operating costs and expenses	10,291	—	—
9	Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	2,946	—	—
				Accounts payable	2,382	—	—
				Revenues	13,613	—	—
				Operating costs and expenses	12,794	—	—
		Donghwa Telecom Co., Ltd.	c	Accounts receivable	1,444	—	—
20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts payable	1,220	—	—
				Revenues	1	—	—
				Operating costs and expenses	6,927	—	—
		Chunghwa System Integration Co., Ltd.	c	Accounts payable	877	—	—
				Operating costs and expenses	74	—	—
				Property, plant and equipment	761	—	—
		Chunghwa Telecom Global, Inc.	c	Accounts payable	88	—	—

(Continued)

	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2008	0	Chunghwa Telecom Co., Ltd.	CHIEF Telecom Inc.	a	Accounts receivable	$20,906	—	—
					Accounts payable	34,215	—	—
					Amount collected in trust for others	1,095	—	—
					Revenues	208,227	—	—
					Operating costs and expenses	207,345	—	—
			Unigate Telecom Inc.	a	Revenues	1,124	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts receivable	38,688	—	—
					Prepaid expenses	94	—	—
					Accounts payable	35,198	—	—
					Amount collected in trust for others	61,273	—	—
					Revenues	23,499	—	—
					Operating costs and expenses	50,679	—	—
					Office supplies	989	—	—
					Work in process	436	—	—
			Senao International Co., Ltd.	a	Accounts receivable	178,878	—	—
					Accounts payable	606,990	—	—
					Amount collected in trust for others	244,291	—	—
					Revenues	1,634,017	—	1
					Operating costs and expenses	6,667,907	—	3
					Office supplies	574	—	—
					Work in process	238	—	—
					Property, plant and equipment	1,701	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	40,741	—	—
					Prepaid expenses	515	—	—
					Accounts payable	628,485	—	—
					Payables to contractors	53,502	—	—
					Revenues	32,865	—	—
					Non-operating income and gains	884	—	—
					Operating costs and expenses	401,740	—	—
					Office supplies	2,538	—	—
					Work in process	5,168	—	—
					Materials in transit	3,723	—	—
					Temporary receipts	4,152	—	—
					Property, plant and equipment	1,388,118	—	—
					Intangible assets	52,127	—	—
			Chunghwa Telecom Global, Inc.	a	Accounts receivable	18,618	—	—
					Accounts payable	14,867	—	—
					Revenues	140,416	—	—
					Non-operating income and gains	446	—	—
					Operating costs and expenses	41,122	—	—
					Property, plant and equipment	56,740	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	9,155	—	—
					Accounts payable	17,063	—	—
					Revenues	2,670	—	—
					Operating costs and expenses	8,599	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
		Spring House Entertainment Inc.	a	Accounts receivable	$10,863	—	—
				Accounts payable	14,782	—	—
				Amounts collected in trust for others	2,794	—	—
				Operating costs and expenses	51,836	—	—
		Light Era Development Co., Ltd.	a	Accounts receivable	22,566	—	—
				Accounts payable	1,904	—	—
				Amounts collected in trust for others	346	—	—
				Revenues	4,662	—	—
				Deferred credit	1,485,916	—
				Deferred debit	171,897	—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	851,011	—	—
				Prepaid expenses	231	—	—
				Accounts payable	178,658	—	—
				Revenues	6,670,564	—	3
				Non-operating income and gains	76	—	—
				Operating costs and expenses	1,633,759	—	1
				Non-operating expenses and losses	297	—	—
		Chunghwa International Yellow Pages Co., Ltd.	c	Accounts payable	930	—	—
				Non-operating income and gains	3	—	—
				Operating costs and expenses	4,458	—	—
		Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	650	—	—
2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	35,310	—	—
				Accounts payable	20,277	—	—
				Advances from subscribers	629	—	—
				Revenues	207,345	—	—
				Operating costs and expenses	204,894	—	—
				Property, plant and equipment	3,333	—	—
		Unigate Telecom Inc.	c	Accounts payable	1,437	—	—
				Revenues	34	—	—
				Operating costs	6,366	—	—
		Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	34	—	—
				Property, plant and equipment	1,343	—	—
		Chunghwa International Yellow Pages Co., Ltd.	c	Accounts payable	61	—	—
				Operating costs and expenses	91	—	—
		Chief International Corp.	c	Accounts receivable	52	—	—
				Prepaid expenses	588	—	—
				Accounts payable	5,076	—	—
				Advances from subscribers	96	—	—
				Revenues	6,274	—	—
				Operating costs and expenses	36,319	—	—

(Continued)

	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
	3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$681,987	—	—
					Accounts payable	40,741	—	—
					Revenues	1,858,081	—	1
					Operating costs and expenses	33,749	—	—
			Senao International Co., Ltd.	c	Revenues	650	—	—
			Spring House Entertainment Inc.	c	Accounts receivable	28	—	—
					Revenues	128	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Revenues	4,461	—	—
			Light Era Development Co., Ltd.	c	Revenues	552	—	—
			CHIEF Telecom Inc.	c	Revenues	1,377	—	—
	5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	14,867	—	—
					Accounts payable	18,618	—	—
					Revenues	97,862	—	—
					Operating costs and expenses	140,862	—	—
	6	Spring House Entertainment Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	17,576	—	—
					Accounts payable	10,863	—	—
					Revenues	51,836	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts payable	28	—	—
					Property, plant and equipment	128	—	—
‘	7	Unigate Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	1,124	—	—
			CHIEF Telecom Inc.	c	Accounts receivable	1,437	—	—
					Revenues	6,366	—	—
					Operating expenses	34	—	—
	8	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	28,655	—	—
					Accrued custodial receipts	61,273	—	—
					Accrued custodial payments	4,347	—	—
					Prepaid expenses	2,196	—	—
					Accounts payable payments	4,613	—	—
					Amounts collected in trust for others	27,294	—	—
					Advances from subscribers	6,781	—	—
					Revenues	52,198	—	—
					Operating costs and expenses	23,499	—	—
			Senao International Co., Ltd.	c	Accounts receivable	930	—	—
					Revenues	4,458	—	—
					Non-operating expenses and losses	3	—	—
			CHIEF Telecom Inc.	c	Accounts receivable	61	—	—
					Revenues	91	—	—
			Chunghwa System Integration Co., Ltd.	c	Property, plant and equipment	3,229	—	—
					Intangible assets	461	—	—
					Operating costs and expenses	771	—	—
			Light Era Development Co., Ltd.	c	Revenues	20	—	—

(Continued)

No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
				Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
9	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$17,063	—	—
				Accounts payable	9,155	—	—
				Revenues	8,599	—	—
				Operating costs and expenses	2,670	—	—
10	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	1,828	—	—
				Prepaid expenses	422	—
				Accounts payable	22,566	—	—
				Operating costs and expenses	3,070	—	—
				Inventories	1,573,954	—
				Leased assets	83,859	—
				Property, plant and equipment	1,592	—	—
		Chunghwa International Yellow Pages Co., Ltd.	c	Operating costs and expenses	20	—	—
		Chunghwa System Integration Co., Ltd.	c	Property, plant and equipment	186	—	—
				Intangible assets	312	—	—
				Operating costs and expenses	54	—	—
11	Chief International Corp.	CHIEF Telecom Inc.	c	Accounts receivable	5,076	—	—
				Prepaid expenses	96	—	—
				Accounts payable	52	—	—
				Advances from subscribers	588	—	—
				Revenues	36,319	—	—
				Operating costs and expenses	6,274	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or amount subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.
b.	Subsidiaries to the Company.
c.	Subsidiaries to subsidiaries.

Note 3:	Except part transaction prices of SENAO, CHIEF, CIYP, LED and InfoExplorer were determined in accordance with mutual agreements, the foregoing transactions with related parties were conducted under normal commercial terms.

Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of December 31, 2009, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the year ended December 31, 2009.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 10

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

SEGMENT INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(Amount in Thousands of New Taiwan Dollars)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total
Year ended December 31, 2009
Revenues from external customers	$71,466,803	$86,524,119	$23,653,518	$15,244,205	$1,472,575	$—	$198,361,220
Intersegment revenues (Note 2)	13,649,786	1,914,861	716,818	1,523,235	2,734	(17,807,434)	—
Interest income	3,071	7,910	4,096	11,096	452,535	—	478,708
Other income	77,140	104,388	73,621	9,807	678,230	—	943,186

	$85,196,800	$88,551,278	$24,448,053	$16,788,343	$2,606,074	$(17,807,434)	$199,783,114

Interest expense	$2,505	$1,199	$10,027	$20	$1,472	$—	$15,223

Depreciation and amortization	$23,984,346	$8,372,746	$2,326,921	$1,403,691	$232,253	$—	$36,319,957

Other expense	$156,248	$98,132	$10,572	$1,873	$279,424	$—	$546,249

Segment income before tax	$17,452,253	$30,183,840	$9,355,849	$2,550,043	$(2,303,898)	$—	$57,238,087

Total assets	$231,176,634	$63,537,383	$17,153,733	$18,699,859	$118,429,206	$—	$448,996,815

Capital expenditures for segment assets	$15,877,274	$5,027,950	$2,097,183	$1,298,435	$1,176,745	$—	$25,477,587

Year ended December 31, 2008
Revenues from external customers	$73,057,825	$88,808,032	$23,022,094	$15,936,284	$845,286	$—	$201,669,521
Intersegment revenues (Note 2)	11,928,678	1,933,573	562,745	1,526,956	1,644	(15,953,596)	—
Interest income	2,849	13,729	4,492	34,973	1,860,220	—	1,916,263
Other income	208,861	175,142	21,845	34,537	1,019,485	—	1,459,870

	$85,198,213	$90,930,476	$23,611,176	$17,532,750	$3,726,635	$(15,953,596)	$205,045,654

Interest expense	$192	$1,323	$2,037	$220	$484	$—	$4,256

Depreciation and amortization	$25,500,893	$8,859,477	$2,353,565	$1,326,296	$175,940	$—	$38,216,171

Other expense	$323,679	$37,163	$8,699	$2,367	$1,843,084	$—	$2,214,992

Segment income before tax	$15,472,512	$33,174,960	$10,086,204	$2,910,954	$(1,960,710)	$—	$59,683,920

Total assets	$243,101,703	$66,970,888	$17,004,425	$18,244,080	$118,269,193	$—	$463,590,289

Capital expenditures for segment assets	$20,709,584	$5,206,961	$2,186,065	$1,200,129	$816,183	$—	$30,118,922

(Continued)

Note 1:	The Company organizes its reporting segments based on types of organizational business. The five reporting segments are segregated as below: domestic fixed communications business, mobile communications business, internet business, international fixed communications business and others.

¡	Domestic fixed communications business – the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

¡	Mobile communications business – the provision of mobile services, sales of mobile handsets and data cards, and related services;

¡	Internet business – the provision of HiNet services and related services;

¡	International fixed communications business – the provision of international long distance telephone services and related services;

¡	Others – the provision of non-Telecom Services, and the corporate related items not allocated to reportable segments.

Note 2:	Represents intersegment revenues from goods and services.

Note 3:	Beginning from September 1, 2009, the Company redefined its financial reporting operating segments into five operating segments: (a) domestic fixed communications business, (b) mobile communications business, (c) internet business, (d) international fixed communications business and (e) others. Prior to September 1, 2009, Chunghwa Telecom had seven operating segments:(a)local operations,(b)domestic long distance operations, (c) international long distance operations, (d) cellular service operations,(e)internet and data operations, (f) cellular phone sales and (g)all others. The redefinition of the company’s operating segments is expected to facilitate the management’s ability to assess the performance of each operating segment by conforming the company’s operating segments to the international trends of other telecommunications companies in general. The Company also early adopted the Statement of Financial accounting Standards No. 41 “Operating Segments” (“SFAS No. 41”) starting from September 1, 2009. For the comparative purpose, the segments information for the year ended December 31, 2008 was presented in accordance with SFAS No. 41.

(Concluded)

TABLE 11

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

PRODUCTS AND SERVICE REVENUES FROM EXTERNAL CUSTOMER INFORMATION

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

(Amounts in Thousands of New Taiwan Dollars)

	Years Ended December 31
	2009	2008
Mobile services revenue	$71,295,127	$72,289,844
Local telephone services revenue	34,116,203	35,187,684
Leased line services revenue	27,476,532	27,643,458
Internet services revenue	21,510,999	21,769,884
Sales revenue	15,058,169	16,340,458
International long distance telephone services revenue	12,921,798	14,050,749
Domestic long distance telephone services revenue	7,406,662	8,480,347
Others	8,575,730	5,907,097

	$198,361,220	$201,669,521